02014704

3-5-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



**Information furnished as at 5 March 2002**

**ELSEVIER NV**
(Registrant)
Sara Burgerhartstraat 25
1055 KV AMSTERDAM
THE NETHERLANDS

(Address of principal executive office)



Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover Form 20-F or Form 40-F.

Form 20-F . ✓ … Form 40-F …..

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes …   No ✓

Schedule of Information contained in this Report

Documents noted below, which were made available to ordinary shareholders of the Registrant from 5 March 2002.

1. Annual Reports and Financial Statements 2001, covering the 12 months ended 31 December 2001;
2. Annual Review and Summary Financial Statements, also covering the 12 months ended 31 December 2001; and
3. Notice of Elsevier NV Annual General Meeting to be held on Wednesday 10 April 2002 in Amsterdam.

Ref: ENV:SEC/42

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elsevier NV
Registrant

................................

**By: L DIXON**

Title: Authorised Signatory

Date: 5 March 2002

Ref: ENV:SEC/42

ELSEVIER

Tel: 020 7227 5652

Fax: 020 7227 5659

5 March 2002

**BY HAND**

The London Stock Exchange
Company Announcements Office
Courier Desk
Old Broad Street
LONDON EC2N 1HP

**ISSUED ON BEHALF OF ELSEVIER NV**

Dear Sirs

**Annual Report & Accounts**
**AVS Security Number: 017429**

In accordance with the company's continuing obligations, we enclose six copies of the following:

- Annual Reports and Financial Statements 2001, covering the 12 months ended 31 December 2001;
- Annual Review and Summary Financial Statements, also covering the 12 months ended 31 December 2001; and
- Notice of Elsevier NV Annual General Meeting to be held on Wednesday 10 April 2002 in Amsterdam.

Yours faithfully

**Erik Ekker**
**Company Secretary**

S:\2002\Stock Exchange\Year End letters to LSE 5 March 2002.doc

Elsevier NV
Sara Burgerhartstraat 25 1055 KV Amsterdam PO Box 470 1000 AL Amsterdam
Telephone +31(0)20 - 485 2434 Fax +31(0)20 - 618 0325

# Reed Elsevier

Ø “ © * ∞

Indispensable global information

SCIENCE & MEDICAL

LEGAL

EDUCATION

BUSINESS

A LEADING PROVIDER OF GLOBAL INFORMATION DRIVEN SERVICES AND SOLUTIONS, EMPLOYING 37,000 PEOPLE IN OVER 101 LOCATIONS WORLDWIDE. IN 2001 REVENUES WERE IN EXCESS OF £4.5 BILLION/€7.3 BILLION

DELIVERING PRODUCTS AND SERVICES TO CUSTOMERS, IN MAJOR MARKETS ACROSS THE WORLD: NORTH AMERICA, EUROPE, ASIA PACIFIC, SOUTHERN AFRICA AND LATIN AMERICA

## WHO

## WHAT

## WHERE

PUBLISHER OF MORE THAN 10,000 JOURNALS, BOOKS AND CDS AND OVER 500 WEBSITES AND PORTALS, AND ORGANISER OF OVER 470 TRADE EXHIBITIONS SERVING THE SCIENTIFIC, MEDICAL, LEGAL, EDUCATION AND BUSINESS COMMUNITIES

This document contains the Reed Elsevier Annual Review & Summary Financial Statements 2001 for the Reed Elsevier combined businesses and for Reed International P.L.C. and Elsevier NV. For a full understanding of the results and affairs of the businesses, this document should be read in conjunction with the more detailed separate document, Reed Elsevier Annual Reports & Financial Statements 2001. This information is also available on **www.reedelsevier.com**

THROUGH PRINT AND CONSTANTLY UPDATED ONLINE MEDIA 24 HOURS A DAY, 365 DAYS A YEAR

( WHY ) ( WHEN ) ( FOR )

MAKING AVAILABLE INDISPENSABLE INFORMATION FOR SCIENTISTS, MEDICAL PRACTITIONERS, ACADEMICS, RESEARCHERS, LAWYERS, GOVERNMENT OFFICERS, TEACHERS, STUDENTS AND BUSINESS PROFESSIONALS

PROVIDING CUSTOMERS WITH SUPERIOR INFORMATION SOLUTIONS THAT HELP THEM WORK MORE EFFICIENTLY

## SCIENCE & MEDICAL

| TURNOVER | ADJUSTED OPERATING PROFIT |
| --- | --- |
| £1,024m/€1,649m | £344m/€554m |




**Science & Technology**
Elsevier Science supplies scientific and technical information solutions to research libraries and scientists. In a year, it publishes 1,500 journals, 200,000 articles, 1,200 new book titles and CD-ROMs and online products. ScienceDirect, its leading web database, gives access to over 1,200 journals and 1.8 million articles from Elsevier Science and other publishers.

**Health Sciences**
Health Sciences is a leading healthcare and medical publisher. Through imprints such as Mosby, Churchill Livingstone, Harcourt and WB Saunders, it publishes over 8,000 clinical reference works and 250 journals and handbook series. MD Consult is the online service for physicians and other healthcare professionals.

| NUMBER OF EMPLOYEES |
| --- |
| 6,200 |

## LEGAL

| TURNOVER | ADJUSTED OPERATING PROFIT |
| --- | --- |
| £1,330m/€2,141m | £267m/€430m |




**LexisNexis Group**
**North American Legal Markets** offers comprehensive research and customised services to law firms, law schools and state and local governments in the US and Canada, increasingly via lexis.com. It provides case law for all 50 US states and Canada and research from Matthew Bender, Michie, Mealey's and Shepard's citation service.

**US Corporate and Federal Markets** comprises the nexis.com news and business information service, LexisNexis Academic & Library Solutions and LexisNexis Risk Solutions. It provides information, services and customised solutions to business and government professionals and academics.

The **Martindale Hubbell** legal network provides information on over one million lawyers and law firms in 160 countries plus a database of other service providers in 200 categories.

Outside North America, LexisNexis publishes legal, tax and regulatory information serving markets in the UK, Ireland, France, Austria, Poland, Italy, Switzerland, Hungary, Australia, New Zealand, Asia, South Africa, Argentina and Chile.

| NUMBER OF EMPLOYEES |
| --- |
| 13,300 |

| TURNOVER | ADJUSTED OPERATING PROFIT |
| --- | --- |
| £579m/€932m | £132m/€212m |





**Harcourt Education** is a leading US education publishing company serving the Kindergarten to Grade 12 (K-12) market. The Harcourt schools education business includes Harcourt School Publishers, Holt Rinehart and Winston and Harcourt Supplemental Publishers.

## ( EDUCATION )

**Harcourt Educational Measurement** develops assessment products and related materials and services for elementary, secondary and higher education. **The Psychological Corporation** provides psychological tests and materials to practising psychologists and publishes psychological assessments.

**Reed Educational & Professional Publishing** publishes educational materials in the UK, Australia, New Zealand and South Africa and library materials and academic titles in the US. It provides branded series and titles, localised market focus and online support in a total of 74 countries around the world.

| NUMBER OF EMPLOYEES |
| --- |
| 5,600 |

| TURNOVER | ADJUSTED OPERATING PROFIT |
| --- | --- |
| £1,627m/€2,620m | £247m/€398m |





**Cahners Business Information** publishes information and marketing solutions for business professionals principally in the United States. Its portfolio includes 130 business publications, over 125 webzines and portals, online services, directories, research and direct marketing lists.

## ( BUSINESS )

**Reed Business Information** has a portfolio of more than 100 publications, newsletters, directories and reference books, electronic products, online services, conferences and awards. Its titles cover 18 markets in the UK, US and Asia.

**Elsevier Business Information** provides business to business and reference titles in the Netherlands, Belgium, France, Germany, Italy and Spain. It publishes over 160 titles, including trade journals, newspapers, newsletters, directories and databases.

**Reed Exhibitions** is the largest global trade show organiser. Its events bring together over 150,000 suppliers and nine million buyers each year. Its events are held throughout the Americas, Europe, the Middle East, Africa and Asia Pacific and are organised by 30 offices worldwide.

| NUMBER OF EMPLOYEES |
| --- |
| 11,900 |

# Financial highlights

**Results for the year ended 31 December**

## REED ELSEVIER COMBINED

**£ sterling**

| | 97 | 98 | 99 | 00 | **01** |
|---|---|---|---|---|---|
| TURNOVER | £2,987m | £3,163m | £3,390m | £3,768m | **£4,560m** |
| ADJUSTED PRE-TAX PROFIT | £823m | £773m | £710m | £690m | **£848m** |
| ADJUSTED OPERATING PROFIT | £812m | £813m | £792m | £793m | **£990m** |
| ADJUSTED OPERATING CASH FLOW | £793m | £808m | £780m | £775m | **£1,006m** |

**€ euro**

| | 97 | 98 | 99 | 00 | **01** |
|---|---|---|---|---|---|
| TURNOVER | €4,324m | €4,708m | €5,153m | €6,180m | **€7,342m** |
| ADJUSTED PRE-TAX PROFIT | €1,191m | €1,150m | €1,079m | €1,132m | **€1,365m** |
| ADJUSTED OPERATING PROFIT | €1,175m | €1,210m | €1,204m | €1,301m | **€1,594m** |
| ADJUSTED OPERATING CASH FLOW | €1,148m | €1,203m | €1,186m | €1,271m | **€1,620m** |

**Results for the year ended 31 December**

## PARENT COMPANIES

| | 97 | 98 | 99 | 00 | **01** |
|---|---|---|---|---|---|
| **REED INTERNATIONAL** Adjusted earnings per share | 28.30p | 26.40p | 24.40p | 23.30p | **26.10p** |
| **REED INTERNATIONAL** Full year dividends | 14.60p | 15.00p | 10.00p | 10.00p | **10.50p** |
| **ELSEVIER** Adjusted earnings per share | €0.62 | €0.60 | €0.57 | €0.59 | **€0.64** |
| **ELSEVIER** Full year dividends | €0.43 | €0.39 | €0.27 | €0.28 | **€0.30** |

The financial highlights refer to 'adjusted' profit and cash flow figures. These figures are used by the Reed Elsevier businesses as additional performance measures and are stated before the amortisation of goodwill and intangible assets, exceptional items and related tax effects.

Adjusted pre-tax profit is presented for total operations; other highlights relate to continuing operations, which exclude the consumer publishing businesses sold in the period to 1998.

# Highlights of the year

- INVESTMENT LED **growth strategy** STARTS TO PAY OFF
- STRATEGIC TARGETS OF ABOVE MARKET REVENUE GROWTH AND **double digit earnings** GROWTH ACHIEVED ONE YEAR EARLY
- **Real progress** AND MOMENTUM IN BUSINESS TRANSFORMATION
- $4.5 BILLION HARCOURT ACQUISITION MAKES **strong contribution**, AHEAD OF EXPECTATIONS

**Financial highlights**

- STRONG OVERALL GROWTH: REVENUES **up 18%**; ADJUSTED PRE-TAX PROFITS **up 20%** AT CONSTANT RATES
- **Strong financial result** DESPITE CHALLENGING ECONOMIC ENVIRONMENT
- SCIENCE & MEDICAL, LEGAL AND EDUCATION RESILIENT: ORGANIC REVENUE AND PROFIT **growth at 6%** AND **10%**
- BUSINESS DIVISION **outperforms market:** ORGANIC REVENUE AND PROFIT DECLINES HELD TO 3% AND 8%
- **Strong cashflow:** OPERATING CASHFLOW OF £1 BILLION/€1.6 BILLION

**Outlook**

- **Good momentum** IN SCIENCE & MEDICAL, LEGAL AND EDUCATION
- CHALLENGING ENVIRONMENT IN BUSINESS, BUT **well positioned** FOR RECOVERY
- ON TRACK TO **meet financial targets** OF ABOVE MARKET REVENUE GROWTH AND DOUBLE DIGIT EARNINGS GROWTH

# Report of the Chairman and the Chief Executive Officer

**We are pleased to report a strong financial result for 2001 and continued good progress in the execution of Reed Elsevier's strategy. This is despite the very challenging global economic environment, which has particularly affected Business publishing, and demonstrates the strong fundamentals of our business: leading brands and market positions, high quality and in-depth content, international business spread, and financial strength.**

**Execution of our growth strategy over the last two years is now starting to deliver, with growing revenue momentum, market share gains in most of our businesses, and operating margins improving. The $4.5 billion acquisition of the Harcourt businesses in July 2001 significantly expanded our Scientific & Medical and Education activities and is a major step forward in our strategic and financial progress.**

The results for 2001 represent the achievement one year earlier than planned of our stated financial goals of above market revenue growth and double digit earnings growth at constant currencies for 2002 and beyond. The key contributing factors have been the resilience and growing success of our Science & Medical, Legal and Education businesses, the acquisition of the Harcourt businesses and the outperformance of the Business division in depressed markets.

## FINANCIAL RESULTS

In 2001, revenues were up 21% to £4,560 million/19% to €7,342 million with adjusted pre-tax profits up 23% to £848 million/21% to €1,365 million. At constant exchange rates revenues were up 18%, and adjusted pre-tax profits up 20%, including the benefit of the December 2000 share placing proceeds. Adjusted figures are stated before amortisation of goodwill and intangible assets and exceptional items.

Underlying revenue and adjusted operating profit growth, excluding acquisitions, disposals and currency translation, was 3% and 5% respectively. Excluding declines in Business to Business, of 3% and 8%, underlying revenues were up 6% and operating profits up 10%, a very satisfactory result. On a pro forma calendar year basis, the Harcourt businesses grew both revenues and operating profits by 8%.

Overall operating margins were 1% higher at 22%. Operating cashflow conversion was strong with operating cash flow at £1,006 million/€1,620 million representing 102% of adjusted operating profits.

The Science & Medical business had a good year with strong subscription revenues and growing online sales, and a positive contribution from the Harcourt Science & Medical businesses. Revenues and adjusted operating profits were up 44% and 34% respectively at constant exchange rates, or 8% and 13% before

**PROGRESS ON STRATEGY Throughout 2001 we have continued to execute aggressively against our strategy for growth that we laid out in February 2000.**

### 1. Focus on core businesses, to maximise immediate growth potential

**We have focused rigorously on our core businesses and competencies. The acquisition of the Harcourt businesses has given us the full breadth we sought across Science & Medical and the scale we wanted in Education. We have also made several smaller acquisitions to enhance the business and exited those businesses that did not fit directly with our strategy. The structure of our business is now right, with four strong divisions, focused on higher growth sectors in attractive professional markets, each with the scale and the assets to succeed. Our emphasis is now on organic development supplemented by selective acquisitions.**

### 2. Significantly upgrade management and organisation effectiveness

**Our management structure – focused around the four divisions – is now well embedded and making a real difference. Our decision making is quicker and more market focused; there is greater accountability across the business; we are upgrading our talent through external recruitment and internal promotion; our total management team is becoming more diverse; we have introduced extensive personal development and training programmes; we have launched a core values programme across the business as part of our culture change programme.**

LEFT: MORRIS TABAKSBLAT, CHAIRMAN
RIGHT: CRISPIN DAVIS, CHIEF EXECUTIVE OFFICER



acquisitions and disposals. The ScienceDirect online service now covers 66% of subscription revenues, up from 45% a year ago, and online usage continues to grow strongly. Subscriber attrition improved for the second consecutive year to only 4%. The integration of the Harcourt businesses is well advanced.

The Legal business has seen a marked turnaround in performance, with an acceleration in underlying revenue growth to 5% from 3% in 2000 and adjusted operating profits up 9% compared with a decline of 19% in the previous year. Total revenues and adjusted operating profits were up 7% and 9% respectively at constant exchange rates. Particularly significant was the performance in US legal markets where our investments in new and upgraded product, sales and marketing are starting to transform our competitive position. Online sales were up 10% which compares with 5% in 2000 and 1% in 1999 with demand particularly strong in the small law firm market. Overall operating margins, up 0.4 percentage points to 20.1%, have started to improve as investment levels begin to stabilise and revenue growth picks up. Outside the US, the legal businesses continue to perform satisfactorily.

The Education business had an excellent year. The Harcourt businesses exceeded our expectations with 12% growth in revenues and 10% growth in adjusted operating profits on a pro forma calendar year basis, on top of an outstanding year in 2000. The K-12 (Kindergarten – 12th grade) business outperformed the US schools market for the third year in a row with revenue growth of 11% driven by strong publishing programmes and won the highest market share of 2001 state adoption revenues in both elementary and secondary schools. The Testing business grew pro forma revenues by 22% with significant incremental requirements on existing state testing contracts. Our existing businesses also had another good year with underlying revenues up 8% and adjusted operating profits up 10%, with particularly strong performances in US supplemental and from UK schools.

The Business division by contrast had a difficult year with the progressive weakening of global economic conditions exacerbated by the events of September 11 which particularly affected US markets. The impact on advertising revenues was in part mitigated by a strong performance in Exhibitions where underlying revenues and adjusted operating profits grew by 9% and 6% respectively, and by the more resilient subscription/copy sales. Revenues and adjusted operating profits were lower by 5% and 8% respectively at constant exchange rates, or 3% and 8% before acquisitions and disposals. This represents a significant outperformance of the Business to Business market. Our focus has been on building market share, improving yields, and aggressively cutting costs. Each of our major businesses in the

### 3. Major upgrade of product, leveraging internet technology, to deliver superior services to customers

**Our products have come a long way in the last two years as we have expanded our value added content and exploited internet technologies to deliver highly functional and intuitive information services.**

**In Science & Medical, the ScienceDirect online service is an acknowledged leader in the field of scientific research. In Legal, our information services for the US legal, corporate and federal markets have been transformed by the relaunched lexisnexis.com services. In Education, the success of our print publishing is set to be taken further forward in interactive electronic learning and testing programmes. In Business, we have focused on further improving the quality of our leading titles and exhibitions whilst launching internet services. Electronic revenues, primarily internet based, now account for 27% of revenue and are a key driver of profit growth.**

### 4. More effective marketing and sales programmes

**Across the business, we have matched our renewed confidence in our products with significant expansion and upgrade of our sales and marketing, firmly rooted in understanding and meeting customer needs. We have continued to build our sales teams in Science, Legal and now in Education in addition to the major increases in 2000, and to raise their effectiveness through focus on leadership, training, measurement and incentives. Major marketing programmes in Legal are establishing LexisNexis as a truly global brand as well as targeting individual markets such as law schools and small law firms. In Business to Business, sales and marketing initiatives are key to our yield management and market share progress. All of our marketing programmes have been extensively revamped based on detailed market research, and our branding strategies repositioned to support our global initiatives.**

US, UK and continental Europe was successful against these objectives. We have also benefited from the quality and balance of our portfolio, in sector and geographic spread, the mix of revenue streams, and the market leading positions of our titles and exhibitions.

During the year we substantially completed our disposals programme initiated in 2000, with the sale of the travel publishing businesses, OAG Worldwide and Cahners Travel Group, the Bowker bibliographic business, certain Elsevier Business Information training businesses, and a number of non core titles and exhibitions. Earnings dilution of around 2% from these disposals, with a further 2% in 2002, is more than compensated by a more sharply focused business with stronger growth potential in attractive, core sectors.

## PARENT COMPANIES, EARNINGS AND DIVIDENDS

For the parent companies, Reed International and Elsevier, the adjusted earnings per share were up 12% at 26.1p and up 8% at €0.64 respectively. At constant exchange rates this represents an increase of 10%. The reported earnings per share, including exceptional items and amortisation of goodwill and intangible assets, was for Reed International shareholders 4.8p (2000: 1.0p) and for Elsevier shareholders €0.13 (2000: €0.04).

The proposed Reed International final dividend is up 7% at 7.4p per share, which together with the interim dividend of 3.1p gives a total dividend of 10.5p, up 5% on the prior year. The Elsevier final dividend under the equalisation arrangements is up 11% at €0.21 per share, which, together with the interim dividend of €0.09, gives a total Elsevier dividend of €0.30, up 7%. The difference in dividend growth rates between Reed International and Elsevier reflects the impact of currency movements.

In 1999, we moved to a unitary management structure for the business and harmonised the Boards of Reed International P.L.C., Elsevier NV and Reed Elsevier plc. In recognition of the real benefits derived from this clear and cohesive management structure and the equivalence of economic interests, we are proposing to change the names of the two parent companies to Reed Elsevier PLC and Reed Elsevier NV, and of the operating company to Reed Elsevier Group plc. These proposals will be put to the Annual General Meetings in April.

## BOARD CHANGES

At the Annual General Meetings this year, David Webster will retire from the Boards. We thank him for his invaluable contribution in more than ten years as a non-executive director, including a period as Chairman of Reed Elsevier plc in the transition to a unified management structure, and as Chairman of

## PROGRESS ON STRATEGY (continued)

### 5. Significant increase in investment to drive revenue growth

**Throughout the year we have maintained our commitment to investment in product, sales and marketing. Overall investment for the year was around £260 million/€420 million, close to the prior year level, before taking into account the extra investment spend in the Harcourt businesses. Much of this investment, such as expanded sales forces and products launched, is no longer managed or measured on a project basis but is now embedded within the businesses. Increased spending levels in Science & Medical and Legal were offset by a reduction in Business where internet activities were scaled back to reflect the changes in market opportunities. Investment in the Harcourt businesses acquired is now being stepped up by $40 million as planned. We plan to broadly maintain these on-going levels of investment and believe it will continue to deliver real competitive advantage and above market growth.**

### 6. Aggressive cost savings programmes

**The cost savings programmes initiated in 2000 have delivered the full annual savings target of £170million/€275 million in 2001, providing funds for the investment programme. In addition, in response to the global economic downturn, we have pushed cost reduction programmes further, particularly in the Business division. These additional savings, of some £70 million/€110 million annualised, significantly mitigated the impact of lower advertising revenues in 2001 and will help protect margins in Business in 2002. We are also on track to achieve the $70 million cost synergies targeted on the integration of Harcourt, with the majority of this to be realised in 2002.**

the Audit Committees. His wise counsel and unfailing commitment will be missed. We were pleased to welcome Lord Sharman, previously Chairman of KPMG worldwide, to the Boards of Reed Elsevier plc and Reed International P.L.C. in January. He is expected to join the Elsevier Supervisory Board in April following the Annual General Meeting. He will succeed David Webster as Chairman of the Audit Committees.

### OUTLOOK

We are encouraged by the continued good progress we are making against our strategic and financial milestones and the growing success of the business. 2002 should again see us meeting our key financial targets of above market revenue growth and double digit earnings per share growth at constant currencies, despite the continuing difficult economic environment. This recognises the further success of the Science & Medical, Legal and Education businesses and the cost actions taken to mitigate revenue weakness in Business to Business. We will also have the full year benefit of the Harcourt acquisition.

As set out in the Trading Update last December, the overall results for the first half of 2002 are likely to be a little lower than last year due to comparison against a strong first half in 2001 in the Business division. The second half should deliver the expected growth for the year given a less demanding comparison in the Business division and the second half weighting of sales and profit in the Harcourt business.

In the last two years major effort has been put into reshaping the business and organisation, and in addressing the fundamentals around product, sales and marketing. We are now well placed to see the full impact of this work in the year ahead, and we have great confidence in Reed Elsevier's future and further success.

We want to pay special thanks to all our staff for the exceptional contribution they have made this year. We have faced probably the most difficult economic environment for a decade, compounded by the appalling terrorist attacks on the US and the aftermath. Yet we believe tragedy and challenge have brought out the best in us, the camaraderie, commitment and determination shown throughout the organisation have largely overcome these obstacles and have seen Reed Elsevier come through the year in good shape.

**Morris Tabaksblat**
**Chairman**

**Crispin Davis**
**Chief Executive Officer**

### 7. Expand geographically to build global capability and leading positions

**The acquisition of Harcourt has significantly extended our global capabilities and leading positions for both Science & Medical and Education. In Legal, the LexisNexis brand is now being rolled out globally and global content and technology initiatives implemented. A new management structure and leadership appointments have been made to accelerate our regional and global strategies. In Business, our prime focus in 2001 has been on market share gains and collaboration across existing geographies whilst tightly managing the business in the very difficult environment. We have also now integrated Miller Freeman Europe, acquired in 2000, giving us a strong and growing leading position in the European Exhibitions sector.**

### 8. Continue to target acquisitions/alliances to accelerate achievement of strategic goals

**Over the past two years we have significantly reshaped the portfolio around strategically focused higher growth sectors through acquisitions and disposals. We have spent £4.2 billion/€6.8 billion on acquisitions, including the £3.1 billion/€4.9 billion this last year on Harcourt, and have made £0.3 billion/€0.5 billion of disposals of lower growth and non core businesses. Whilst our focus is on maximising the growth potential in our existing core businesses through organic development, with our strong balance sheet and cashflow position, we will look for further bolt-on acquisitions that accelerate our strategic development and meet our financial criteria.**

# Science & Medical : Delivering expert knowledge

Each year, Elsevier Science publishes 1,500 journals containing 200,000 articles



Health Sciences publishes over 8,000 clinical reference works and 250 journals and handbook series covering medical research and clinical practice








Tetrahedron
Letters



The Scirus web search engine provides search facilities through 70 million scientific web pages


THE LANCET



ScienceDirect hosts more than 30 million abstracts



Embase is a secondary biomedical and drug database with references to more than 4,000 journals


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**DERK HAANK,** CHIEF EXECUTIVE OFFICER OF SCIENCE & MEDICAL AND HIS TEAM

STRATEGY

**Our Science & Medical strategy is to be the leading provider of high quality scientific, technical and medical information to the academic, research and healthcare communities. This will be achieved through the use of new technology to deliver interlinked, searchable and authoritative content.**

| TURNOVER | ADJUSTED OPERATING PROFIT | PEOPLE |
|---|---|---|
| **£1,024m** | **£344m** | **6,200** |
| **€1,649m** | **€554m** | |

**REVENUE BY BUSINESS**



HEALTH SCIENCES **27%**
SCIENCE AND TECHNOLOGY **73%**
SCIENCE & TECHNOLOGY **£748m/€1,204m**
HEALTH SCIENCES **£276m/€445m**


THE SCIENCE & MEDICAL BUSINESS HAS HAD ANOTHER VERY SUCCESSFUL YEAR. ELSEVIER SCIENCE HAS extended its leading position, GROWING REVENUE WELL AHEAD OF THE MARKET AND DELIVERING double digit profit growth. THE KEY INDICATORS ON SCIENCEDIRECT USAGE, PENETRATION AND CUSTOMER RETENTION, ALL SHOW GOOD PROGRESS. THE HARCOURT SCIENCE, TECHNICAL AND MEDICAL (STM) BUSINESS ACQUIRED IN JULY 2001 IS CONTRIBUTING WELL AND THE BUSINESS integration is well advanced.

## ScienceDirect
**Superior global product**


NAVIGATION
30 million abstracts and indices
SUBJECT PORTALS
[Over 20 specialist collections]
ACADEMIC WORK BENCH
Authorship and pre-publication tools
1.8 MILLION ARTICLES
SCIENCE DIRECT
FULLY SEARCHABLE DATABASE
ARCHIVE
4 million backfiles
Web search engine
SCIRUS
70 million science related pages
LIBRARY MANAGEMENT TOOLS
ENDEAVOR

2001 has been a year of great challenge for Elsevier Science and considerable success. We have had two key priorities: first, to build further the momentum behind our online scientific research services; and second, to integrate the Harcourt STM business efficiently and put in place the management organisation and strategies to capture the potential of the market. We have been successful in executing against both priorities. The enlarged Elsevier Science business is now managed through two divisions, Science & Technology and Health Sciences, supported by Operations.

Our ScienceDirect service has continued to go from strength to strength and is widely recognised as the most comprehensive and advanced source of full text scientific research in the world.

Throughout the year we continued to add new contracts, including many of the most prestigious research institutions across the world. ScienceDirect now covers 66% of our scientific journal subscription revenues, up from 45% a year ago and 25% a year before that. Usage continues to grow strongly and annual page views doubled over the year to 220 million.

ScienceDirect now holds over 1.8 million full text articles, adding 350,000 articles during the year from our scientific journals, and has 45 million bibliographic records. With the addition of Harcourt's journals by mid-2002, research will be channelled into ScienceDirect from nearly 1,500 scientific journals. The major five year programme initiated last year to incorporate the 5 million articles published before 1995 from our vast archive is making good progress. We are tackling these by subject discipline and during the year we released three complete collections – Organic Chemistry, Inorganic Chemistry and Chemical Engineering – and five more are scheduled for 2002.

A major focus has been on expanding the functionality and customisation of ScienceDirect to address specific customer needs. Superior navigational tools have been added for increased speed, ease of use and intuitive linking. Over 20 digital subject collections are now offered in addition to the core subscription programmes. A Math Preprint Server was launched, following on from the successful introduction in 2000 of the Chemistry Preprint Server. We introduced a new Articles in Press service providing access to articles accepted but not yet in final form for publication, thereby significantly reducing the time between article submission and availability. Also well received by customers has been the Scirus scientific web search engine, which enables retrieval in a focused way of scientific material from over 70 million pages available on the web.

In step with the good progress made in expanding the ScienceDirect services, we have continued to build up our sales force and develop more targeted marketing programmes. The introduction of the electronic services and the very substantial added value that they provide to customers has opened up a much closer relationship with our customers, and we are placing considerable emphasis on building on this through our marketing and scientific community programmes. We made good progress in the development of electronic tools for authors and have launched newsletters and conferences in Europe and the USA for our editors.

Extending beyond the traditional research arena, MDL has expanded its drug discovery software services to new biological data management products to add to its core strength in cheminformatics.

The acquisition of the Harcourt STM business in July 2001 was a major milestone for Elsevier Science, bringing high quality Scientific & Technical journals and a leading position in worldwide Medical publishing. The fit is excellent and Elsevier Science now has strong positioning across the scientific, technical and medical spectrum, with outstanding platforms for accelerated internet information services.

Throughout the period since acquisition we have been focused on developing the management organisation and strategies to deliver accelerated growth, and on integrating the business. The Health Sciences management team is now in place, with strong appointments made, and an organisation structured around the key markets. The Health Sciences strategy is based on reshaping and building on the existing high quality publishing programmes focusing around key clinical disciplines, and significantly expanding our online information solutions.

In addition to the 2001 frontlist publishing programme, the Health Sciences business has seen continued rapid expansion of its online clinical information service MDConsult. This subscription service provides web access to major medical reference works, databases, clinical journals, drug information, practice guidelines, education programmes, and expert commentaries and medical news. Serving physicians and allied healthcare professionals, MDConsult is licensed by almost every US medical school and over 1,000 hospitals and healthcare organisations. Our focus now is on further customisation and development of the service to meet the specific needs of individual specialties, and during 2001 MDConsult Cardiology was launched, the first of many speciality specific services.

The integration of the Harcourt businesses operations is well advanced. Scientific journal production is being consolidated and Harcourt journal content incorporated within ScienceDirect. Sales teams and marketing programmes are being aligned and publishing and editorial activities brought together. Back office operations and facilities are being consolidated. The integration process will be largely completed during 2002.

Elsevier Science has seen a year of real transformation. The majority of our customers in Science & Technology are now receiving our information electronically through a demonstrably superior service with all the added value that sophisticated datalinking, navigation tools and search functionalities can bring. The Harcourt STM business has added very high quality scientific content and given us a leading position in the attractive medical publishing market with significant potential in focused and efficient online information and care solutions. The future looks promising.

Elsevier Science's Health Sciences Division holds a market leading position in the global medical information market



**MDConsult has 250,000 users, is used by 95% of US medical schools and over 100,000 hospitals**





**Penetration of ScienceDirect reached 66%. ScienceDirect now covers over 5,000 academic, corporate and medical institutions**


ScienceDirect
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SCIENCE DIRECT
Unfolding the World of Scientific Informati
Introducing the Next Generation ScienceDirect® - the premier Web information source for the world's scientific, technical and medical research. ScienceDirect offers access to over 1,200 journals, and navigation across 30 million records with links to 10,000 journal titles - covering all fields of science.

Over 9 million scientists and researchers use ScienceDirect as their resource of choice

# Legal : Delivering authoritative solutions

LexisNexis publishes in more than 20 countries and sells its services in more than 160 countries


Welcome to LexisNexis
LexisNexis
it's how you know

More than 80% of legal searches are now web based



The LexisNexis service contains over three billion searchable documents from **32,000** legal, news and business sources globally




martindale.com
where you need to be
Welcome to marti
Last Name





LexisNexis handled nearly 100 million commercial searches in the year

85% of the Fortune 500 companies use LexisNexis services

In the UK, LexisNexis Butterworths Direct has become the most frequently used website with a customer base for its premium service including 93 of the top 100 law firms


Tolley's
Capital Gains Tax
Tolley





**ANDY PROZES**, CHIEF EXECUTIVE OFFICER OF LEGAL AND HIS TEAM

## STRATEGY

**The strategy for our Legal business is to be the leading, preferred global supplier of information services and information based solutions to legal and business professionals. This will be driven by superior content and functionality, targeted sales and marketing programmes and expansion into new markets.**

| TURNOVER | ADJUSTED OPERATING PROFIT | PEOPLE |
|---|---|---|
| **£1,330m** | **£267m** | **13,300** |
| **€2,141m** | **€430m** | |

**REVENUE BY BUSINESS**



LEXISNEXIS INTERNATIONAL 22%
LEXISNEXIS NORTH AMERICA 78%
LEXISNEXIS NORTH AMERICA £1,041m/€1,676m
LEXISNEXIS INTERNATIONAL £289m/€465m


THE LEGAL BUSINESS HAS HAD A YEAR OF significant business turnaround. FOR THE FIRST TIME IN A NUMBER OF YEARS, WE ARE SHOWING encouraging growth IN THE US AND, WITH MARGINS ALSO NOW IMPROVING, THERE HAS BEEN A POSITIVE INITIAL TURNAROUND IN THE BUSINESS. THE ACCELERATION IN REVENUE GROWTH REPRESENTS a very satisfactory payback FROM THE STEP UP IN INVESTMENT OVER THE LAST TWO YEARS IN PRODUCT, SALES AND MARKETING.

Throughout the year we have continued to execute aggressively against our strategic priorities; to turnaround the US business and to implement a global organisation. We met all our objectives in 2001 with our investment programmes yielding success in our markets and a strong global management team now in place to drive a global product, technology and marketing strategy.

In North American Legal markets, we have made good progress in building on the success of lexis.com. Online revenues grew strongly by 10%, which compares with online revenue growth of 5% in 2000 and reflects the market acceptance of the new and upgraded products and the impact of the expanded sales force and better marketing. The investment over the last two years has delivered truly competitive products and this is reflected through our accelerating revenue growth as customer preferences are won over. Our strong position in US law schools, where preferences are first formed, has also been reaffirmed by the most recent independent research.

Our drive to develop our products further has focused on increasing our customers' search efficiency, and on content and customisation. Through enhanced navigation tools we are delivering more focused answer-sets to legal search enquiries, presenting our statutes and analytical treatises in easy to use formats. We have also continued to add proprietary content through acquisition, alliance and authorship, and have made excellent progress in our programme to include case law summaries for our entire federal and state case law collection. The combination of the increasing success of our web products and the rapid migration from print to online delivery drove a 30% increase in online searches.

Our lexisONE site, for small law firms, continued to attract a considerable number of new registrants and helped to drive 39% growth in online searches by small law firms. An e-mail alerting service was added which searches daily for case decisions fitting pre-selected criteria, enabling solo practitioners and small law firms to keep abreast of court decisions without incurring substantial research expenses.

Good progress was also made in expanding our services beyond traditional research with the acquisition of Courtlink, which provides electronic filing of documents with courts and electronic access and monitoring by attorneys of court records.

The Martindale Hubbell legal directory business launched new product enhancements and alliances to increase the value of its service to customers. martindale.com was launched providing better navigation, improved graphics and expanded content for lawyers. martindale.com now handles more searches than any other legal directory in the world. Sales of lawyer home pages to the small law market, and sales of listings for the lawyers.com website saw excellent growth.

In US Corporate and Federal Markets, we introduced the next generation of nexis.com, which is now the most customised and comprehensive online

The Martindale Hubbell Law Directory is used by 91% of US law firms and legal departments



Butterworths, the UK's leading legal and tax publisher, was founded in 1818


lexisONE
LEGAL RESEARCH
FORMS
NEWS
LEGAL INTERNET GUIDE
RESOURCES for small law firms


BUTTERWORTHS
COMPANY LAW
HANDBOOK
Fifteenth edition
2001
Consultant Editor
KEITH WALMSLEY

Shepard's database contains more than 208 million citation references taken from 16.8 million cases dating back to 1658



information resource for business and government. Usage continues to grow strongly with search volumes up over 25%. More than 70% of searches are now through the easier to use and more functional web products. Building on parallel success in legal markets, we have also made good progress with our Customised eSolutions, integrating searches across a customer's intranet, nexis.com and other sources, including the web, to deliver more focused, customer specific solutions.

Transactional volumes saw some weakness in corporate markets in the second half of 2001 driven by the economic downturn, although this was more than offset by strong demand in government and academic markets. The significant turnaround in this business over the last two years was confirmed by 5% underlying revenue growth for the year, ahead of the market, driven by increasing customer loyalty and significant new contract wins. Additionally, strong growth was seen in demand for our risk management information services through Riskwise, acquired in 2000, where sales were up 60%.

In International Markets outside the US, we have continued to aggressively expand our internet services to add to our traditional strengths in print and CD-Rom. Our UK online service continues to grow rapidly, doubling sales in the year, with 26 new specialist services launched and 10 new modules of existing ones. In France, our leading encyclopedia were launched online and a new online portal providing both free information and paid for research services. Migration from print/CD to online is expected to accelerate, driven by high internet penetration and sharply increased desktop usage in all key markets worldwide. In most markets, internet access at law firms and corporations has caught up with the high level in the US.

Through the year, we have been progressively implementing our global branding strategy, as well as developing

## Legal

**Strategy for growth**


ONLINE IS KEY DRIVER OF GROWTH
DEVELOP SUPERIOR PRODUCTS AND SERVICES
ESTABLISH GLOBAL TECHNOLOGY PLATFORM
LEAD PRINT TO ONLINE MIGRATION
ESTABLISH LEADERSHIP IN GLOBAL MARKETS
MAXIMISE GROWTH IN CORPORATE MARKETS

global product and technology platforms. LexisNexis was established as our global brand across the Legal division, and all online and offline products worldwide are now identified by this brand. Our award-winning web standards are now integrated into more than 60 LexisNexis websites around the world, preparing the ground for a single global online product platform. This will allow us to leverage our global content and to develop superior online products in all markets cost effectively, marketed across borders through a common and consistent message. Our customers are becoming increasingly global and LexisNexis is set to take full advantage of these trends.

The outlook for the Legal business is good. Our products are doing well in their markets and a continued high level of investment is laying the foundation for this ongoing success.



In 2001, Harcourt School Publishers' programmes were top sellers in state adoptions in four of the five major elementary school subject areas: mathematics, science, language arts and social studies



Reed Educational & Professional Publishing is the UK's largest primary and secondary educational publisher


Our Maths Big Book



Harcourt Educational Measurement's Stanford Achievement Test is the nation's leading standardised education test in the US


classroom CONNECT
Returning Member or Subscriber?
Just Visiting?
New Subscrib

The Psychological Corporation's Wechsler Scales are the world's most widely used tests of intellectual ability


Ding-a-lings and Flutterbys
Jill Eggleton
Jan Storey


Precalculus



Harcourt School Publishers is the leading elementary (K-8) schools publisher in the US


STIMULUS BOOKLET

Steck-Vaughn and Rigby together make up one of the US's largest publishers of supplementary educational materials



**THE EDUCATION TEAM (left to right):**
JOHN PHILBIN (CEO REPP)
TONY LUCKI (CEO HARCOURT EDUCATION)
JACK DILWORTH (CEO HARCOURT TESTING)

STRATEGY

**The strategy of our education division is to deliver superior classroom based learning programmes through the provision of print and electronic instructional materials, testing and assessment services and professional development programmes for teachers.**

| TURNOVER | ADJUSTED OPERATING PROFIT | PEOPLE |
|---|---|---|
| £579m | £132m | 5,600 |
| €932m | €212m | |

REVENUE BY BUSINESS


REPP 35%
HARCOURT EDUCATION AND TESTING 65%
HARCOURT EDUCATION AND TESTING
£376m/€605m
REED EDUCATIONAL & PROFESSIONAL PUBLISHING
£203m/€327m

THE EDUCATION BUSINESSES HAVE HAD A VERY GOOD YEAR. THE HARCOURT EDUCATION AND TESTING BUSINESSES ACQUIRED IN JULY 2001 HAVE MADE **an excellent contribution** AND TRANSFORMED THE DIVISION INTO **a leading publisher** IN THE GLOBAL ENGLISH SPEAKING SCHOOLS MARKET. THE HARCOURT K-12 (KINDERGARTEN – 12TH GRADE) BUSINESS AGAIN OUTPERFORMED THE US SCHOOLS MARKET IN 2001 AND HAS **exceeded our high expectations.** THE REED EDUCATIONAL & PROFESSIONAL PUBLISHING (REPP) BUSINESS ALSO HAD A GOOD YEAR.

The schools publishing market has strongly attractive growth dynamics worldwide. The combination of the Harcourt Education and Testing and REPP businesses brings together leading positions in their respective markets. The combined businesses, to be branded Harcourt Education, are focused on editorial excellence and proven strength in marketing and sales to deliver print and multimedia school publishing programmes of unparalleled quality. Our Education strategy is focused on growing share through innovation and excellence in publishing development. The businesses continue to be managed within their existing, successful management organisations, and in due course will report to a Global CEO of Education for Reed Elsevier.

The Harcourt US K-12 business had another strong year in 2001 with pro forma revenue growth of 11%, significantly ahead of the market and on top of a very successful year in 2000. It won the highest overall market share in 2001 state adoption revenues in both the elementary and secondary school markets.

In US elementary schools, Harcourt School Publishers had another excellent year with strong adoption wins. Particular successes were in California with Harcourt Science and the new Harcourt Math programme, in Texas with language arts, and in Florida where Harcourt Brace Social Studies captured the market. The strong market share position was enhanced through the development of state specific customised teacher and pupil editions.

In US secondary schools, Holt, Rinehart and Winston had a similarly successful adoption performance. The highly acclaimed literature and language arts programmes, Elements of Literature and Elements of Language, did well across state adoptions, with Elements of Language having a significant win in Texas.

**Outperformance of US schools education market**


33% growth
0%
1997
1998
1999
2000
2001
US Education Market*
Harcourt Education**

*Represents total K-12 textbook sales growth as reported by Association of American Publishers (AAP) for years 1997-2000; 2001 Harcourt estimate

**Sales include elementary, secondary, and supplemental

The recently developed science programme has continued its success and led the market in California. This strong performance in science, which was not previously an area of strength, is particularly encouraging as Holt further develops its subject portfolio. Holt has continued to build on its core curriculum programme with state specific material and online materials and support for all major titles.

The only area of significant overlap between the Harcourt and REPP businesses is in the supplemental market, where Steck-Vaughn and Rigby provide supplementary titles and materials to schools outside the core basal curriculum programmes. The two businesses have been brought under unified management, bringing together considerable publishing expertise and commitment to the market. The integration of operations is well advanced. Our goal is to capitalise on these strengths and increased scale, and through market focused publishing programmes to increase our penetration in existing areas and expand our products into new segments of the market. In 2001, Rigby continued its considerable success with its K-3 literacy programme and saw a seventh consecutive year of market share growth.

Significant progress has also been made in the development of our e-learning strategy for the US market, focused around electronically delivered curriculum content, teacher professional development and classroom based testing. To accelerate the creation of our e-content, in October 2001 we entered into a co-development alliance with Riverdeep Inc, a leading electronic curriculum content developer. In August we acquired Classroom Connect, the leading online professional development company for the schools market. For e-testing, we are building on Harcourt's substantial test creation expertise.

The US educational testing market is very buoyant as increasingly all those engaged in student education and its funding look to measure performance on a structured basis and to improve the quality of education. The Harcourt Testing businesses, through Harcourt Educational Measurement and The Psychological Corporation, are the leaders in fields of educational and clinical testing and performance measurement, and are well placed to provide the tools and services to help achieve this. We have significantly expanded the investment in new products, particularly in the creation of electronic testing services, and in sales and marketing. The businesses moved into new and expanded facilities in the year, and scoring capacity is being added to position us well to capture the opportunities in the rapidly growing testing market.

Reed Educational & Professional Publishing had another very successful year with increases in market share in both the primary and secondary schools market in the UK, and in Australia. The UK secondary schools business in particular had significant success with publishing programmes for the new Key Stage 3 and A level curricula. The recent investment in the Global Library business also saw good returns with a 26% increase in sales. The Butterworth-Heinemann academic book publishing activities have now been transferred to Elsevier Science where the technical publishing programme has greater fit.

The outlook for the Education business is good. The US schools education market is not expected in 2002 to repeat its most recent growth, largely as a result of the phasing of the state adoption cycle. We have however strong programmes for 2002 and fully expect to have a satisfactory year of growth outperforming a somewhat dull market. The integration of the US supplemental businesses and cost savings programmes across the Harcourt Education supply chain and infrastructure are expected to fund over $20 million of additional investment in e-learning strategies.


Welcome to PsychCorp.com
Your Online Source for Assessments™
The Assessment Center

**Reed Educational & Professional Publishing sells its educational material in a total of 74 countries**


Rigby Literacy
Collections 7
Mandela walks to freedom
Skateboard parks under scrutiny

**Harcourt Education businesses grew more quickly than the US schools market in four out of the last five years**


The Frog Family

**Holt Rinehart and Winston achieved the highest share of US Secondary adoptions**



# Business : Delivering profitable connections


Favorites
History
Search
www.
kellysearch
.com
Products/Services
manufacture
GO



Reed Business Information operates across 18 key business to business markets and is the UK market leader in most of them



Cahners Business Information has more than 6.2 million registered subscribers




VARIETY
NERVOUS EYES ON THE PRIZE

The Cahners Business Information portfolio includes 130 magazines and more than 125 web portals and webzines



totaljobs.com is a leading UK online recruitment site






ComputerWeekly
Outsourcing delivers
HSE seeks legal sanction against careless coders

In a year, Reed Business Information produces 64.8 million copies of its magazines and journals, which are distributed in 225 countries


MIPCOM 2001
MIPCOM
THE MARKE



**GERARD VAN DE AAST**, CHIEF EXECUTIVE OFFICER OF BUSINESS WITH HIS TEAM

**STRATEGY**

**The Business strategy is to be the preferred partner to our customers by providing superior market information and buyer/seller contacts in selected high growth sectors.**

| TURNOVER | ADJUSTED OPERATING PROFIT | PEOPLE |
|---|---|---|
| £1,627m | £247m | 11,900 |
| €2,620m | €398m | |

**REVENUE BY BUSINESS**



OTHER 5%
CAHNERS 36%
REC 27%
EBI 16%
RBI 16%


CAHNERS BUSINESS INFORMATION **£593m/€955m**
REED BUSINESS INFORMATION **£260m/€419m**
ELSEVIER BUSINESS INFORMATION **£263m/€423m**
REED EXHIBITION COMPANIES **£446m/€718m**
OTHER **£65m/€105m**

THE BUSINESS DIVISION HAS HAD A DIFFICULT YEAR WITH THE PROGRESSIVE WEAKENING OF GLOBAL ECONOMIC CONDITIONS EXACERBATED BY THE EVENTS OF SEPTEMBER 11 WHICH PARTICULARLY AFFECTED US MARKETS. WHILST AGGRESSIVE ACTIONS HAVE BEEN TAKEN TO REDUCE COSTS, THE FOCUS HAS ALSO BEEN ON improving yields and building market share THROUGH STRENGTHENING SALES AND MARKETING ACTIVITIES AND IMPROVING PRODUCT QUALITY. THE DIVISION significantly outperformed THE BUSINESS TO BUSINESS MARKET REFLECTING THIS SHARE GROWTH, THE SECTOR AND GEOGRAPHIC SPREAD OF THE BUSINESS, AND THE MARKET LEADING POSITIONS OF OUR TITLES AND EXHIBITIONS.

2001 has been a most challenging year. Faced with declining revenues across global advertising markets, we have had to take firm action to reduce the cost base and protect margins as far as possible. At the same time we have been determined to maintain our focus on upgrading product quality and in improving our sales and marketing programmes. Our investment in internet services has been cut back to reflect the changed market opportunities, but we continued to achieve strong growth in those online services where the expected returns are attractive.

The challenges have been no greater than at Cahners Business Information in the US, with a significant cost reduction programme. So it was particularly pleasing to see Cahners grow market share in key sectors while increasing yields. Our flagship titles Variety in the Entertainment sector, Interior Design in the Retail Group, and Broadcast & Cable in TV/Telecommunications performed particularly well with significant share gains in depressed markets. Our commitment to new launches continued with the national roll out of the highly successful Ashley home design titles. The relaunch of variety.com, with expanded content and greater functionality, drove significantly increased traffic and revenues.

The CMD Group, the construction market data business acquired in 2000, performed well, growing market share and revenues despite the impact of widespread construction project delays and weaker advertising markets. CMD continued its investment programme in new branches, and has now achieved national coverage of its project information. Investment has also continued in emerging online services although demand is not expected to accelerate strongly until a pick up in the construction market. The business has now been fully integrated within the Cahners management and operational structure.

Across Europe, Reed Business Information in the UK and Elsevier Business Information in continental Europe faced similar challenges to Cahners, but to a less pronounced extent. Again, focus on building product quality and upgrading sales and marketing have paid off in market performance.

In the UK, Reed Business Information saw broad market share growth across most sectors. A number of titles were redesigned or relaunched, notably Community Care and Flight International, and two new magazines launched; Enterprise, aimed at small business owners, and Global HR, addressing the growing international information needs of HR professionals. New Scientist expanded its international presence, developing new revenue streams in Europe, and, despite the challenge of extremely difficult trading conditions in the IT sector, Computer Weekly won the Professional Publishers Association award for best editorial campaign and significantly increased its market share.

In the Netherlands, innovative publishing was also rewarded in the market. Our key Agricultural title, Boerderij, launched special publications and website information to help the farming industry deal with the foot and mouth disease crisis, which were particularly well received. Elsevier Business Information's share gains across continental Europe were also broadly based, with particularly strong performances at Fem/De Week and Bizz


FARMERS
Agricultural Register



**Reed Exhibition Companies operates over 470 events, totalling over one million square metres of exhibition space, serving 49 industries in 35 countries**




zibb.nl
Homepage
19 december 2001
17:58 uur
Personeel
print
mail
Zibb.nl & bCentral

**Elsevier Business Information publishes over 160 periodicals, magazines, newspapers, directories and databases**





where the magazines were repositioned to address market needs.

In the electronic arena, notable successes have been achieved particularly in the UK where growing online services have been built around strong brands and good market demand has been captured for highly focused subscription based information services. Reed Business Information saw online sales grow by 46% in the year and electronic services now account for 17% of its revenues. Significant progress was made during the year at totaljobs.com which has established a leading position in UK online recruitment and has strongly growing revenues. In the Netherlands, zibb.nl has continued to make good progress as the leading business information portal, and a marketing alliance was secured with Rabobank.

The Reed Exhibition companies had a successful year with strong growth in annual shows and new launches. This performance demonstrates the resilience of our market leading exhibitions in an economic downturn and the benefit of our sector and geographic spread. The reduction in business travel following the terrorist attacks in the US in September was to a large extent mitigated by a very focused marketing programme. Although attendance at some autumn shows was lower than usual, the demand from exhibitors remained strong. The launch of Global Gaming Expo in Las Vegas in October 2001 was our most successful launch event ever and illustrates the decisiveness of our marketing response.

The Miller Freeman Europe shows, acquired in July 2000, were fully integrated during the year into the Exhibitions business. These shows have exceeded our high expectations at the time of acquisition, growing revenues by 15%. The French shows performed particularly well, with the biennial Batimat construction show in November a resounding success. In Asia the International Jewellery Show held in Japan had an exceptional year.

During the year a significant number of disposals were made of non core titles, shows and businesses. These included the travel publishing businesses, OAG Worldwide and Cahners Travel Group, the Bowker bibliographic business, Cahners' automotive and metals titles, RBI's retail and hobby electronics titles, EBI's consumer encyclopedia and certain training businesses, and minor exhibitions. This substantially completes the disposal programme started in 2000 and, with the acquisitions also made, represents a major reshaping of the Business division. We have exited sectors which were non core, lower growth or where we did not have leading positions, to focus on sectors with more sustainable growth and quality.

The outlook for the Business division in 2002 is clearly challenging given the progressive slowdown in the global economic environment in 2001 and uncertainties as to the timing and speed of a recovery. Whilst global advertising markets have been particularly affected by the slowdown, subscription revenues and the exhibitions business are proving more resilient. Revenues may be a little lower in 2002, with the first half suffering particularly in comparison against a strong first half in 2001, however margins have largely been protected by the aggressive cost actions already taken. The outlook for the longer term is positive. We have a more sharply focused business around attractive, higher growth sectors and our business has significant operational leverage following the major cost reductions and firm yield management. As economic conditions recover, we shall benefit from this and our strong market positions and share growth momentum.

## Business to business
**Strategy for growth**


STRONG BRANDS
UPGRADED SALES AND MARKETING
MARKET UNDERSTANDING
LEADING INTERNET SITES
INCREASED CUSTOMER PREFERENCE
+
EXPANSION OF SERVICES
NEW REVENUE SOURCES
STRONGER SALES PROPOSITION
INCREASED SHARE
ACCELERATED REVENUE GROWTH

**REED ELSEVIER COMBINED BUSINESSES**
**Profit & Loss**

The **reported profit before tax** for the Reed Elsevier combined businesses, including exceptional items and the FRS10 amortisation of goodwill and intangible assets, was £275m/€442m, which compares with a reported profit of £192m/€315m in 2000. The increase reflects higher underlying operating profits, partly offset by lower gains on disposals and acquisitions. The **reported attributable profit** of £126m/€202m compares with £33m/€54m in 2000.

**Turnover** increased by 21% expressed in sterling to £4,560m, and by 19% expressed in euros to €7,342m, including the contribution from the Harcourt businesses acquired in July 2001. Underlying revenue growth, excluding the impact of acquisitions and disposals and currency translation effects, was 3%, or 6% before taking into account the decline in Business division revenues driven by the global economic downturn. The Harcourt businesses saw revenue growth of 8% on a pro forma calendar year basis.

**Adjusted operating profits,** excluding exceptional items and the amortisation of goodwill and intangible assets, were up 25% expressed in sterling at £990m, and up 23% expressed in euros at €1,594m, including the part year contribution of Harcourt. Underlying operating profit growth was 5%, or 10% excluding the Business division. Additionally the Harcourt businesses saw pro forma operating profit growth of 8%. Operating margins improved by 0.7 percentage points to 21.7%.

The **amortisation charge** for intangible assets and goodwill amounted to £501m/€806m, up £33m/€38m, principally reflecting the mid year acquisition of the Harcourt businesses. The goodwill and intangible assets of these businesses are being amortised over periods up to 40 years.

**Exceptional items** showed a pre-tax charge of £72m/€117m, comprising £63m/€102m of Harcourt and other acquisition integration and related costs, and £35m/€56m in respect of restructuring actions taken particularly in the Business division in response to the global economic downturn, less £26m/€41m gain on sale of businesses. After a tax credit of £81m/€130m arising on restructuring and disposals, exceptional items showed a post-tax gain of £9m/€13m. This compares with a net post-tax charge on exceptional items in 2000 of £10m/€16m.

**Net interest expense,** at £142m/€229m, was £39m/€60m higher than in the previous year principally due to the financing of the Harcourt acquisition, less the benefit of the share placing in December 2000. Net interest cover was 7 times.

**Adjusted profit before tax** at £848m/€1,365m was up 23% expressed in sterling, 21% expressed in euros, or 20% at constant exchange rates.

The **effective tax rate** on adjusted earnings was slightly higher at 26.3% (2000 25.9%). The **adjusted profit attributable** to shareholders of £624m/€1,005m compared to £511m/€838m in 2000, 20% higher at constant exchange rates.

**Cash flows, acquisitions, disposals and debt**

**Adjusted operating cash flow,** before exceptional items, was £1,006m/€1,620m representing a conversion rate of operating profit into cash flow of 102%, up 4 percentage points on 2000.The conversion rate is flattered by the seasonality of the Harcourt operating cash flows which favour the second half. Excluding that effect, the conversion rate was approximately 85% reflecting higher capital spend and movements in working capital. Total capital expenditure in the year amounted to £178m/€287m, up £34m/€51m from the prior year level.

**Free cash flow** – after interest, taxation and dividends but before acquisition spend and exceptional receipts and payments – was £459m/€738m compared to £334m/€548m in 2000. Net exceptional cash inflows of £140m/€225m include £96m/€154m proceeds from sale of businesses and £141m/€227m of reduced tax payments less exceptional acquisition related costs and restructuring.

In 2001, **acquisitions** were made for a total consideration of £3,242m/€5,219m, of which

**REED ELSEVIER COMBINED BUSINESSES**

| | **2001 £m** | 2000 £m | **2001 €m** | 2000 €m | Change at constant currencies % |
|---|---|---|---|---|---|
| **Reported figures** | | | | | |
| Turnover | **4,560** | 3,768 | **7,342** | 6,180 | 18% |
| Operating profit | **391** | 210 | **630** | 344 | 84% |
| Profit before taxation | **275** | 192 | **442** | 315 | 44% |
| Net borrowings | **3,229** | 433 | **5,296** | 697 | |
| **Adjusted figures** | | | | | |
| Operating profit | **990** | 793 | **1,594** | 1,301 | 22% |
| Operating margin | **22%** | 21% | **22%** | 21% | |
| Profit before taxation | **848** | 690 | **1,365** | 1,132 | 20% |
| Operating cash flow | **1,006** | 775 | **1,620** | 1,271 | 26% |
| Operating cash flow conversion | **102%** | 98% | **102%** | 98% | |
| Interest cover (times) | **7** | 8 | **7** | 8 | |

Adjusted figures, which exclude amortisation of goodwill and intangible assets and exceptional items, are presented as additional performance measures.

MARK ARMOUR,
CHIEF FINANCIAL OFFICER



the Harcourt STM and Education and Testing businesses amounted to £3,065m/€4,934m, including debt on completion of £1,040m/€1,674m. An amount of £3,097m/€4,986m was capitalised as goodwill and intangible assets. The 2001 acquisitions contributed £149m/€240m to adjusted operating profit in the year and added £286m/€460m to operating cash flow.

**Net borrowings** at 31 December 2001 were £3,229m/€5,296m, an increase of £2,796m/€4,599m on the prior year end, which principally reflects the spend on acquisitions, less free cash flow.

**ACQUISITION OF HARCOURT**

On 12 July 2001, Reed Elsevier acquired the entire share capital of Harcourt General, Inc. for US$4.45 billion (£3.2 billion/€5.2 billion) following a successful tender offer of US$59 per share of common stock or share equivalent. Certain businesses – the Harcourt Higher Education business and the Corporate & Professional Services businesses other than educational and clinical testing – were immediately on-sold to The Thomson Corporation for US$2.06 billion, on which taxes of approximately US$0.5 billion were payable over 12 months. Harcourt General debt on completion was approximately US$1.5 billion.

Reed Elsevier retained Harcourt's Scientific, Technical and Medical (STM) business and its K-12 (Kindergarten – 12th grade) Schools Education and Testing businesses for an implied total value of approximately US$4.5 billion, including the assumption of certain corporate liabilities and looking through seasonal cashflow variations.

The acquisition was financed initially from the US$1.8 billion of cash proceeds of the joint international share offering in December 2000, the assumption of US$0.9 billion of Harcourt General public debt, and from short term commercial paper borrowings. In July 2001, US$1.5 billion of short term borrowings were refinanced through a multi-currency multi-tranche global bond offering, under which were issued US$550 million 5 year notes, €500 million 7 year notes swapped to US dollars, and US$550 million 10 year notes. Taking into account the funding mix and interest rate hedging undertaken on signing of the definitive purchase agreement, the average annual funding cost is approximately 7.2% for the incremental debt.

**PARENT COMPANIES**

**Adjusted earnings per share** for Reed International were 26.1p, up 12% on the previous year, and for Elsevier were €0.64, an increase of 8%. At constant rates of exchange, the adjusted earnings per share of both companies would have shown an increase of 10% over the previous year. The **reported earnings per share** of Reed International after tax credit equalisation and Elsevier were 4.8p and €0.13 respectively, compared to 1.0p and €0.04 in 2000.

The Board of Reed International has proposed a final dividend of 7.4p, giving a **total dividend** of 10.5p for the year, up 5% on 2000. The Boards of Elsevier, in accordance with the dividend equalisation arrangements, have proposed a final dividend of €0.21. This results in a **total dividend** of €0.30 for the year, 7% higher than in 2000. The difference in percentage growth is attributable to currency movements.

**REVIEW OF OPERATIONS**

Unless otherwise indicated, all percentage movements in the following commentary refer to constant currency rates, using 2000 full year average rates, and are stated before the amortisation of goodwill and intangible assets and exceptional items.

**SCIENCE & MEDICAL**

Revenue and operating profits increased by 44% and 34% respectively at constant exchange rates, including the part year contribution of the Harcourt STM business. Excluding this and other acquisitions and disposals, revenue and operating profit growth were 8% and 13% respectively. The good sales performance was driven by stronger subscription renewals and growing sales of online products.

**PARENT COMPANIES**

| | **2001 £m** | 2000 £m | % change | **2001 €m** | 2000 €m | % change |
|---|---|---|---|---|---|---|
| Reported profit attributable | **61** | 11 | | **101** | 27 | |
| Adjusted profit attributable | **330** | 270 | 22% | **503** | 419 | 20% |
| Average exchange rate €:£ | **1.61** | 1.64 | | **1.61** | 1.64 | |
| Reported profit per share | **4.8p** | 1.0p | | **€0.13** | €0.04 | |
| Adjusted earnings per share | **26.1p** | 23.3p | 12% | **€0.64** | €0.59 | 8% |
| Dividend per share | **10.5p** | 10.0p | 5% | **€0.30** | €0.28 | 7% |

The results of Reed International reflect its shareholders' 52.9% economic interest in the Reed Elsevier combined businesses. The results of Elsevier reflect its shareholders' 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed International and Elsevier shareholders take account of Reed International's interest in Elsevier.

Underlying operating margins improved by 2 percentage points reflecting the strong revenue growth and increasing operating efficiency. Additional investments in new product, sales and marketing were more than offset by cost savings particularly in production following prior year rationalisation. The overall margin, at 34%, decreased by 2.8 percentage points due to the inclusion of the lower margin Harcourt STM business.

On a pro forma calendar year basis, the Harcourt STM business saw revenue and operating profit growth of 3% and 5% respectively in 2001 over 2000. Substantial progress has been made in the integration of the businesses. The majority of the targeted annual cost savings of $40 million will be realised in 2002, principally in production, technology and back office functions. This will fund the investments being made in new online medical information products and in sales and marketing.

**LEGAL**

Revenues and operating profits increased by 7% and 9% respectively at constant exchange rates, or 5% and 9% excluding acquisitions. Operating margins improved by 0.4 percentage points reflecting the stronger revenue growth and increased operational efficiency, particularly in the US. LexisNexis North America saw underlying revenue growth of 5%, which we estimate to be slightly ahead of market growth, and compares with 2% in 2000. Operating profits were up 15% compared with a 24% decline in 2000.

In US Legal Markets, online revenues grew strongly by 10% in part offset by lower print and CD-ROM sales as business migrates online. This compares with online revenue growth of 5% in 2000 and reflects the strong performance of the new and upgraded products and the impact of the expanded sales force and better marketing. In US Corporate and Federal markets, revenues increased by 5% with the upgraded nexis.com service continuing to make good progress. Weakness in second half transactional volumes driven by the economic downturn was more than offset by strong demand in government and academic markets.

The Martindale Hubbell legal directories business had another good year with strong renewals and growing lawyer home page sales and listings in the lawyers.com website.

LexisNexis International businesses outside the US reported revenues and operating profits up 10% and 3% respectively, or 5% and 2% excluding acquisitions, with a solid sales performance coupled with further investment in online services. Good sales growth in Europe and Asia Pacific was in part held back by the weaker market conditions in Argentina.

**EDUCATION**

Revenues and operating profits increased substantially including the part year contribution of the Harcourt businesses. Excluding this and other acquisitions, revenues and operating profit growth for the Reed Educational & Professional Publishing business was 8% and 10% respectively at constant exchange rates. On a pro forma calendar basis, the Harcourt Education and Testing businesses saw revenues up 12% and operating profits up 10% in 2001 despite weaker performances in Canada and Trade Books.

The Harcourt US K-12 business had another strong year in 2001 with pro forma revenue growth of 11%, significantly ahead of the market and on top of a very successful year in 2000. It won the highest overall market share in 2001 state adoption revenues in both the elementary and secondary schools markets.

The Harcourt Testing businesses saw pro forma revenue growth of 22% in 2001 with good growth boosted by significant one off incremental requirements on existing state testing contracts.

The Reed Educational & Professional Publishing business saw underlying revenue and operating profit growth of 8% and 10% respectively, with particularly strong performances from the Rigby US supplemental business and in UK secondary schools driven by strong publishing to meet changes in the curriculum.

**SCIENCE & MEDICAL**


£ sterling
€ euro
Turnover
Adjusted operating profit
£693m
£1,024m
£252m
£344m
00
01
€1,137m
€1,649m
€413m
€554m

**LEGAL**


Turnover
Adjusted operating profit
£1,201m
£1,330m
£237m
£267m
00
01
€1,970m
€2,141m
€389m
€430m

**BUSINESS**

Revenues and operating profits were down 5% and 8% respectively on the prior year at constant exchange rates, or 3% and 8% excluding acquisitions and disposals. Cost actions were taken across the division with substantial additional headcount reductions over and above the restructurings in 2000. Internet spend has been scaled back reflecting the market circumstances. Total savings, on top of directly variable costs, amounted to approximately £45m/€72m in the year. Operating margins at 15% were only slightly lower than in the prior year.

In the US, Cahners Business Information saw underlying revenues 13% lower, with ad pages in Manufacturing, Electronics and TV/Telecommunications most affected. Market share gains were however made in many sectors. Underlying operating margins were held, due to the cost actions taken, despite the revenue drop.

In the UK, Reed Business Information underlying revenues were 3% lower. Good growth was seen in Property, Social Services and Science titles and in online services, mitigating to some extent the revenue decline in IT and other advertising markets. Overall market share was increased significantly. Underlying operating profits were 10% lower reflecting a combination of reduced revenues and increased funding for successfully growing online services, in particular totaljobs.com.

In Continental Europe, Elsevier Business Information saw underlying revenues up 4% driven by growth in subscriptions/circulation particularly in Regulatory, Human Resources and Healthcare, whilst advertising was generally weaker in the second half of the year reflecting the economic slowdown. Underlying operating profits were 16% lower as investment was made in upgrading product, new online initiatives and sales and marketing, as well as additional costs associated with systems changes.

Reed Exhibition Companies performed strongly despite the tough economic environment. Revenues and operating profits grew by 9% and 6% respectively excluding acquisitions and disposals. Revenues in the US were particularly impacted by the cancellation of a number of shows immediately following 11 September, although the profit impact was mitigated by insurance recoveries. The Miller Freeman Europe shows, acquired in July 2000 and not included in the underlying growth figures, had an excellent year.

**FORWARD-LOOKING STATEMENTS**

The Reed Elsevier Annual Review and Summary Financial Statements contain forward-looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently anticipated, as reflected in such forward-looking statements. The terms 'expect', 'should be', 'will be', and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to, general economic conditions and business conditions in Reed Elsevier's markets, customers' acceptance of its products and services, the actions of competitors, changes in law and legal interpretation affecting Reed Elsevier's intellectual property rights, and the impact of technology change.

**EDUCATION**



Turnover
Adjusted operating profit
£ sterling
£202m
£579m
£40m
£132m
00
01
00
01
€ euro
€331m
€932m
€66m
€212m
00
01
00
01


**BUSINESS**



Turnover
Adjusted operating profit
£1,672m
£1,627m
£264m
£247m
00
01
00
01
€2,742m
€2,620m
€433m
€398m
00
01
00
01


**TURNOVER BY GEOGRAPHICAL MARKET**



NORTH AMERICA £2,765m/€4,452m
UNITED KINGDOM £557m/€897m
THE NETHERLANDS £224m/€361m
REST OF EUROPE £587m/€945m
REST OF WORLD £427m/€687m


**ADJUSTED OPERATING PROFIT BY GEOGRAPHIC ORIGIN**



NORTH AMERICA £482m/€776m
UNITED KINGDOM £207m/€333m
THE NETHERLANDS £163m/€262m
REST OF EUROPE £108m/€174m
REST OF WORLD £30m/€49m

# Board of directors



from left to right:
Steven Perrick, Rolf Stomberg, Roelof Nelissen, David Webster, John Brock, Morris Tabaksblat, Crispin Davis, Gerard van de Aast, Derk Haank, Mark Armour, Andrew Prozes.



**Morris Tabaksblat 64 □ ◇**
Chairman of Reed Elsevier plc and Reed International, and Chairman of the Supervisory Board of Elsevier, since April 1999. Chairman of Unilever from 1994 to 1999. Chairman of the Supervisory Board of Aegon NV and of TNT Post Group NV.

**Crispin Davis 52 □ ◇**
Chief Executive Officer of Reed Elsevier plc, Reed International and Elsevier since September 1999.

**Mark Armour 47**
Chief Financial Officer of Reed Elsevier plc and Reed International since 1996, and of Elsevier since April 1999.

**John Brock 53 ○ ◇**
Non-executive director of Reed Elsevier plc and Reed International, and member of the Supervisory Board of Elsevier, since April 1999. Executive director and Chief Operating Officer of Cadbury Schweppes plc.

**Derk Haank 48**
Director of Reed Elsevier plc and Reed International since November 1999, and director of Elsevier since April 2000. Chief Executive Officer of Science & Medical.

**Roelof Nelissen 70 △ ○**
Member of the Supervisory Board of Elsevier. Non-executive director of Reed Elsevier plc from 1993 to 1998. Re-elected non-executive director of Reed Elsevier plc in April 1999, and also appointed a director of Reed International.

**Steven Perrick 53 △ □**
Member of the Supervisory Board of Elsevier and a non-executive director of Reed Elsevier plc since 1998, and a non-executive director of Reed International since April 1999. Partner in Freshfields Bruckhaus Deringer in the Netherlands.

**Andrew Prozes 56**
Director of Reed Elsevier plc and Reed International since August 2000, and director of Elsevier since April 2001. Chief Executive Officer of Legal.

**Lord Sharman of Redlynch OBE 59 (not shown) △**
Non-executive director Reed International and Reed Elsevier plc effective 1 January 2002. Will be recommended for appointment to the Supervisory Board of Elsevier in April 2002. Non-executive chairman of Aegis Group plc, and a non-executive director of BG Group plc, AEA Technology plc and Young & Co's Brewery plc.

**Rolf Stomberg 61 □ ○**
Non-executive director of Reed Elsevier plc and Reed International since January 1999, and a member of the Supervisory Board of Elsevier since April 1999. Chairman of Management Consulting Group PLC.

**Gerard van de Aast 44**
Director of Reed Elsevier plc and Reed International since December 2000, and director of Elsevier since April 2001. Chief Executive Officer of Business.

**David Webster 57 △ ◇**
Non-executive director of Reed International since 1992 and of Reed Elsevier plc since 1993. Member of the Supervisory Board of Elsevier since April 1999. Chairman of Safeway plc.

△ Member of the Audit Committee
□ Member of the Nominations Committee
○ Member of the Remuneration Committee
◇ Member of the Strategy Committee

## VALUING OUR PEOPLE

The quality of our people is fundamental to achieving our strategic and financial goals. We have, therefore, made it a key priority to put in place a wide-ranging programme to strengthen the quality of our management team, upgrade talent at every level in the organisation, and introduce a range of initiatives to improve organisational effectiveness and motivation.

In 2001 we made good progress in executing this programme, and achieved the following:

☐ After worldwide interaction with employee groups, we have established Reed Elsevier's core values and put in place a global programme to take action to make these values central to the way in which we work. The Reed Elsevier values, together with our Code of Conduct and Business Ethics, guide the way in which we behave in all aspects of our business activities.

☐ We introduced a new Personal Development Programme, including an extensive appraisal and agreement of key personal objectives. The programme, which has already been successfully adopted by our management, gives each employee the opportunity to take on additional or new responsibilities and develop new skills year by year. It will be extended to include all employees during 2002.

☐ We introduced an organisational talent review to gauge the organisational strength and the capabilities of key employees throughout the group, and identify key development needs. This review will now take place on an annual basis, enabling us to take specific steps to nurture and develop our organisational strength and talent.

☐ We have launched a series of incentive schemes, relating bonuses to achievements, especially for those directly responsible for the progress of revenues and profitability. These schemes set challenging goals, review both revenue and profit growth and reward these achievements accordingly. We also continue to expand our group stock option scheme to bring as many key managers as possible into the scheme.

☐ In October we carried out our first global survey of employees, to ascertain their views of the Company's strengths and weaknesses and invite suggestions for improvements. 75 per cent of our 37,000 employees took part in the survey and helped identify areas where we can improve working practices, motivation and personal development. We are responding to their feedback with new approaches designed to address their comments and will measure our progress through further surveys.

☐ We upgraded our internal communications by launching a group wide intranet and introducing regular briefings for all employees on business performance, financial results and strategy from the CEO, as well as company wide news bulletins.

☐ We are an equal opportunities employer and firmly believe in the value of a diverse workforce. We are making good initial progress in achieving diversity throughout our workforce; over 15 different nationalities are represented in our senior management group. We also



Heinemann Educational helps fund over 20 schools in Uganda and Botswana, providing text books, teaching aids and building funds





have an increasing number of female managers at this senior level; the group is now 22 per cent female compared to 14 per cent one year ago and 9 per cent two years ago. Overall, more than 50 per cent of the total Reed Elsevier workforce is now female.

☐ We also have a strict equal pay policy throughout the company. Measurement of our remuneration policy in 2001 confirmed that this policy is being executed.

### COMMUNITY

As a global business, we have employees and customers in a large number of communities around the world. We apply the same policy in every location to determine the way we work within these communities. Our primary concern at each location is to maintain good relationships with these communities; to be active participants in them, especially through the personal involvement of our employees, and to make a meaningful contribution to their development. In addition, our businesses make it a priority to mitigate any impact on the environment.

During 2001 we formalised our policy of community involvement, based on the experience of a number of our businesses which have already implemented successful programmes in their localities. The focus of these programmes is to involve employees in working with local organisations that are active in the field of education. Projects that are already underway range from the provision of free access to up to date medical information and services and of schools buildings in some of the world's poorest countries, to the personal involvement of our staff as tutors in literacy programmes in US schools.

We have committed to plans that will actively involve all of our major businesses in community programmes over the course of the next three years and have appointed a new senior manager specifically to lead, co-ordinate and support their efforts.

**Elsevier Science helps the UN Health InterNetwork provide low cost internet access to almost 1000 medical and scientific journals for medical schools and research institutions in developing countries**



LexisNexis provides support of $600,000 to the National Center for Missing and Exploited Children through its International Computer Training Center



**INTRODUCTION**

These summary financial statements are a summary of information contained in the Reed Elsevier Annual Reports & Financial Statements 2001. They do not contain sufficient information to allow as full an understanding of the results and state of affairs of the Reed Elsevier businesses and the parent companies as would be provided by the full Annual Reports. Shareholders who wish to receive, free of charge, a copy of the Annual Reports and Financial Statements for the year ended 31 December 2001, or in the future, should write to either the registered offices of Reed International at 25 Victoria Street, London SW1H 0EX, UK, or Elsevier at Sara Burgerhartstraat 25, 1055 KV Amsterdam, The Netherlands.

**SUMMARY REPORT OF THE DIRECTORS**

Information relating to a review of the activities of Reed Elsevier and of future developments in the businesses is given in the Report of the Chairman and the Chief Executive Officer, Business Review and Review of 2001 Financial Performance on pages 6 to 29.

The Reed Elsevier directors who served during the year and their respective remuneration are shown in the summary Reed Elsevier plc Remuneration Report on pages 42 and 43.

Details of dividends paid and proposed are given in the summary financial information for Reed International and Elsevier on pages 36 to 39.

**BASIS OF PREPARATION**

The Reed Elsevier combined financial statements encompass the businesses of Reed Elsevier plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed International and Elsevier ('the combined businesses').

The Reed International summary financial information reflects its shareholders' 52.9% economic interest in the Reed Elsevier combined businesses. The Elsevier summary financial information reflects its shareholders' 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed International and Elsevier shareholders take account of Reed International's interest in Elsevier.

The summary financial statements include adjusted figures for profit and cash flows, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects. Adjusted operating profit is also shown after share of operating profit in joint ventures. Adjusted operating cash flow is measured after dividends from joint ventures, fixed tangible asset spend and proceeds from the sale of tangible fixed assets. These figures are used by Reed Elsevier as additional performance measures.

**AUDITORS' STATEMENT TO THE SHAREHOLDERS OF REED INTERNATIONAL P.L.C. AND ELSEVIER NV**

We have examined the summary financial statements of the Reed Elsevier combined businesses, and of Reed International P.L.C. and Elsevier NV which comprise the summary profit and loss accounts, summary cash flow statements and summary balance sheets, and additionally in respect of Reed International P.L.C., the summary statement of total recognised gains and losses, reconciliation of shareholders' funds, dividend note and remuneration report, and, in respect of Elsevier NV, the reconciliation of shareholders' funds, dividend note and remuneration report.

*Respective responsibilities of directors and auditors*

The directors of Reed International P.L.C. and Elsevier NV are responsible for preparing the Annual Review and Summary Financial Statements. Our responsibility is to report to you our opinion on the consistency of the summary financial statements within the Annual Review and Summary Financial Statements with the full annual financial statements and directors' reports and, in respect of Reed International P.L.C., its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and regulations made thereunder. We also read the other information contained in the Annual Review and Summary Financial Statements and consider the implications for our report if we become aware of any apparent mis-statements or material inconsistencies with the summary financial statements.

*Basis of opinion*

We conducted our work in accordance with Bulletin 1999/6 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board.

*Opinion*

In our opinion, the summary financial statements are consistent with the full financial statements of the Reed Elsevier combined businesses and with the full financial statements and directors' reports of Reed International P.L.C. and Elsevier NV for the year ended 31 December 2001 and, in respect of Reed International P.L.C., comply with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

**Deloitte & Touche**
Chartered Accountants and Registered Auditors
London
20 February 2002

**Deloitte & Touche**
Accountants
Amsterdam
20 February 2002

The auditors' reports on the annual accounts of Reed International P.L.C. and Elsevier NV for the years ended 31 December 2001 and 2000 were unqualified. The auditors' report on the annual accounts of Reed International P.L.C. did not contain any statement under s237(2) or s237(3) of the UK Companies Act (regarding inadequate accounting records or returns, accounts not agreeing with records and returns, and failure to obtain necessary information and explanations).

SUMMARY COMBINED PROFIT AND LOSS ACCOUNT

| FOR THE YEAR ENDED 31 DECEMBER 2001 | 2001 £m | 2000 £m | 2001 €m | 2000 €m |
|---|---|---|---|---|
| **Turnover** | **4,560** | 3,768 | **7,342** | 6,180 |
| **Adjusted operating profit (including £15m/€24m (2000 £16m/€27m) share of joint ventures)** | **990** | 793 | **1,594** | 1,301 |
| Amortisation (including £3m/€4m (2000 £3m/€6m) share of joint ventures) | **(501)** | (468) | **(806)** | (768) |
| Exceptional items | **(98)** | (115) | **(158)** | (189) |
| **Operating profit (including £12m/€20m (2000 £13m/€21m) share of joint ventures)** | **391** | 210 | **630** | 344 |
| **Non operating exceptional items** | **26** | 85 | **41** | 140 |
| **Profit on ordinary activities before interest** | **417** | 295 | **671** | 484 |
| Net interest expense | **(142)** | (103) | **(229)** | (169) |
| **Profit on ordinary activities before taxation** | **275** | 192 | **442** | 315 |
| Tax on profit on ordinary activities | **(148)** | (159) | **(238)** | (261) |
| **Profit on ordinary activities after taxation** | **127** | 33 | **204** | 54 |
| Minority interests | **(1)** | – | **(2)** | – |
| **Profit attributable to parent companies' shareholders** | **126** | 33 | **202** | 54 |
| Equity dividends paid and proposed | **(269)** | (245) | **(432)** | (402) |
| **Retained loss taken to combined reserves** | **(143)** | (212) | **(230)** | (348) |
| **Adjusted profit before tax** | **848** | 690 | **1,365** | 1,132 |
| **Adjusted profit attributable to parent companies' shareholders** | **624** | 511 | **1,005** | 838 |

SUMMARY COMBINED CASH FLOW STATEMENT

| FOR THE YEAR ENDED 31 DECEMBER 2001 | 2001 £m | 2000 £m | 2001 €m | 2000 €m |
|---|---|---|---|---|
| **Net cash inflow from operating activities** | **1,066** | 813 | **1,717** | 1,333 |
| **Dividends received from joint ventures** | **12** | 6 | **19** | 10 |
| **Returns on investments and servicing of finance** | **(114)** | (104) | **(184)** | (171) |
| **Taxation (including £141m/€227m (2000 £31m/€51m) exceptional inflow)** | **(37)** | (110) | **(60)** | (180) |
| **Capital expenditure and financial investment** | **(228)** | (191) | **(367)** | (313) |
| **Acquisitions and disposals (before debt assumed)** | **(2,140)** | (708) | **(3,445)** | (1,161) |
| **Equity dividends paid to shareholders of the parent companies** | **(255)** | (196) | **(411)** | (321) |
| **Cash outflow before changes in short term investments and financing** | **(1,696)** | (490) | **(2,731)** | (803) |
| **Decrease/(increase) in short term investments** | **1,169** | (1,137) | **1,882** | (1,865) |
| **Financing** | **537** | 1,634 | **865** | 2,679 |
| **Increase in cash** | **10** | 7 | **16** | 11 |
| **Adjusted operating cash flow** | **1,006** | 775 | **1,620** | 1,271 |

SUMMARY COMBINED BALANCE SHEET

| AS AT 31 DECEMBER 2001 | 2001 £m | 2000 £m | 2001 €m | 2000 €m |
|---|---|---|---|---|
| Goodwill and intangible assets | **6,723** | 4,127 | **11,026** | 6,644 |
| Other fixed assets | **730** | 569 | **1,197** | 917 |
| **Fixed assets** | **7,453** | 4,696 | **12,223** | 7,561 |
| **Current assets** | **2,385** | 2,774 | **3,911** | 4,466 |
| **Creditors: amounts falling due within one year** | **(4,134)** | (3,379) | **(6,780)** | (5,441) |
| **Net current liabilities** | **(1,749)** | (605) | **(2,869)** | (975) |
| **Total assets less current liabilities** | **5,704** | 4,091 | **9,354** | 6,586 |
| **Creditors: amounts falling due after more than one year** | **(2,502)** | (873) | **(4,103)** | (1,406) |
| **Provisions for liabilities and charges** | **(280)** | (170) | **(459)** | (273) |
| **Minority interests** | **(5)** | (7) | **(8)** | (11) |
| **Combined shareholders' funds** | **2,917** | 3,041 | **4,784** | 4,896 |
| **Net borrowings** | **3,229** | 433 | **5,296** | 697 |

# Summary financial statements

Reed International P.L.C.

## SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT

| FOR THE YEAR ENDED 31 DECEMBER 2001 | 2001 £m | 2000 £m |
|---|---|---|
| **Share of turnover of joint ventures** | **2,412** | 1,994 |
| **Operating loss (before joint ventures)** | **(1)** | (1) |
| Share of operating profit of joint ventures | | |
| Before amortisation and exceptional items | **519** | 414 |
| Amortisation and exceptional items | **(317)** | (308) |
| **Operating profit including joint ventures** | **201** | 105 |
| Non operating exceptional items (including £14m (2000 £45m) share of joint ventures) | **14** | 45 |
| Net interest (including £87m (2000 £59m) share of joint ventures) | **(75)** | (54) |
| **Profit on ordinary activities before taxation** | **140** | 96 |
| Tax on profit on ordinary activities | **(79)** | (85) |
| **Profit attributable to ordinary shareholders** | **61** | 11 |
| Equity dividends paid and proposed | **(132)** | (123) |
| **Retained loss taken to reserves** | **(71)** | (112) |
| **Basic earnings per share** | **4.8p** | 1.0p |
| **Diluted earnings per share** | **4.8p** | 1.0p |
| **Adjusted earnings per share** | **26.1p** | 23.3p |

Adjusted earnings per share is based upon Reed International's shareholders' 52.9% economic interest in the adjusted profit attributable of the Reed Elsevier combined businesses.

## DIVIDENDS

The directors of Reed International have proposed a final dividend of 7.4p per ordinary share (2000 6.9p) which, when added to the interim dividend already paid of 3.1p per ordinary share (2000 3.1p), amounts to a total 2001 dividend of 10.5p per ordinary share (2000 10.0p), an increase of 5%. Dividends paid to Reed International and Elsevier shareholders are equalised at the gross level inclusive of the UK tax credit received by certain Reed International shareholders. An equalisation adjustment equalises the benefit of the UK tax credit between the two sets of shareholders in accordance with the equalisation agreement.

## CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

| FOR THE YEAR ENDED 31 DECEMBER 2001 | 2001 £m | 2000 £m |
|---|---|---|
| Profit attributable to ordinary shareholders | **61** | 11 |
| Exchange translation differences | **(2)** | 60 |
| **Total recognised gains and losses for the year** | **59** | 71 |

## SUMMARY CONSOLIDATED CASH FLOW STATEMENT

| FOR THE YEAR ENDED 31 DECEMBER 2001 | 2001 £m | 2000 £m |
|---|---|---|
| **Net cash outflow from operating activities** | **(3)** | (1) |
| **Dividends received from Reed Elsevier plc** | **127** | 97 |
| **Returns on investments and servicing of finance** | **13** | 4 |
| **Taxation** | **(3)** | (1) |
| **Investment in joint venture** | **(406)** | – |
| **Equity dividends paid** | **(126)** | (98) |
| **Cash (outflow)/inflow before changes in short term investments and financing** | **(398)** | 1 |
| **Decrease/(increase) in short term investments** | **431** | (431) |
| **Financing** | **(33)** | 430 |
| Issue of ordinary shares | **10** | 709 |
| Increase in net funding balances to Reed Elsevier plc group | **(43)** | (279) |
| **Change in net cash** | **–** | – |

# Summary financial statements

Reed International P.L.C.

## RECONCILIATION OF SHAREHOLDERS' FUNDS

| FOR THE YEAR ENDED 31 DECEMBER 2001 | **2001 £m** | 2000 £m |
|---|---|---|
| Profit attributable to ordinary shareholders | **61** | 11 |
| Equity dividends paid and proposed | **(132)** | (123) |
| Issue of ordinary shares, net of expenses | **10** | 708 |
| Exchange translation differences | **(2)** | 60 |
| Equalisation adjustments | **(3)** | (28) |
| **Net (decrease)/increase in shareholders' funds** | **(66)** | 628 |
| Shareholders' funds at 1 January | **1,609** | 981 |
| **Shareholders' funds at 31 December** | **1,543** | 1,609 |

## SUMMARY CONSOLIDATED BALANCE SHEET

| AS AT 31 DECEMBER 2001 | **2001 £m** | 2000 £m |
|---|---|---|
| **Fixed asset investment in joint ventures** | **1,128** | 801 |
| **Current assets** | **555** | 944 |
| **Creditors: amounts falling due within one year** | **(104)** | (100) |
| **Net current assets** | **451** | 844 |
| **Total assets less current liabilities** | **1,579** | 1,645 |
| **Creditors: amounts falling due after more than one year** | **(36)** | (36) |
| **Shareholders' funds** | **1,543** | 1,609 |

The balance sheet of Reed International reflects its shareholders' 52.9% economic interest in the net assets of the Reed Elsevier combined businesses.

Approved by the Board of Directors, 20 February 2002

**M Tabaksblat**
Chairman

**MH Armour**
Chief Financial Officer

# Summary financial statements

Elsevier NV

### SUMMARY PROFIT AND LOSS ACCOUNT

| FOR THE YEAR ENDED 31 DECEMBER 2001 | 2001 €m | 2000 €m |
|---|---|---|
| **Share of turnover of joint ventures** | **3,671** | 3,091 |
| **Operating loss (before joint ventures)** | **(3)** | (3) |
| Share of operating profit of joint ventures | | |
| Before amortisation and exceptional items | **800** | 654 |
| Amortisation and exceptional items | **(482)** | (479) |
| **Operating profit including joint ventures** | **315** | 172 |
| Non operating exceptional items (including €20m (2000 €70m) share of joint ventures) | **20** | 70 |
| Net interest (including €177m (2000 €92m) share of joint ventures) | **(114)** | (85) |
| **Profit on ordinary activities before taxation** | **221** | 157 |
| Tax on profit on ordinary activities | **(120)** | (130) |
| **Profit attributable to ordinary shareholders** | **101** | 27 |
| Equity dividends paid and proposed | **(221)** | (200) |
| **Retained loss taken to reserves** | **(120)** | (173) |
| **Basic earnings per share** | **€0.13** | €0.04 |
| **Diluted earnings per share** | **€0.13** | €0.03 |
| **Adjusted earnings per share** | **€0.64** | €0.59 |

Adjusted earnings per share is based upon the Elsevier shareholders' 50% share of the adjusted profit attributable of the Reed Elsevier combined businesses.

### DIVIDENDS

The directors of Elsevier have proposed a final dividend of €0.21 per ordinary share (2000 €0.19) which, when added to the interim dividend already paid of €0.09 per ordinary share (2000 €0.09), amounts to a total 2001 dividend of €0.30 per ordinary share (2000 €0.28), an increase of 7%. Dividends paid to Reed International and Elsevier shareholders are equalised at the gross level inclusive of the UK tax credit received by certain Reed International shareholders.

### SUMMARY CASH FLOW STATEMENT

| FOR THE YEAR ENDED 31 DECEMBER 2001 | 2001 €m | 2000 €m |
|---|---|---|
| **Net cash outflow from operating activities** | **(3)** | (2) |
| **Dividends received from joint ventures** | **100** | 623 |
| **Returns on investments and servicing of finance** | **62** | 4 |
| **Taxation** | **17** | 4 |
| **Investment in joint venture** | **(916)** | (533) |
| **Equity dividends paid** | **(204)** | (160) |
| **Cash outflow before changes in short term investments and financing** | **(944)** | (64) |
| **Decrease/(increase) in short term investments** | **946** | (952) |
| **Financing** | **(2)** | 1,016 |
| Issue of shares net of expenses | **92** | 956 |
| Net repayment of debenture loans | **(1)** | (2) |
| (Increase)/decrease in funding balances to joint ventures | **(93)** | 62 |
| **Change in net cash** | **–** | – |

# Summary financial statements

Elsevier NV

**RECONCILIATION OF SHAREHOLDERS' FUNDS**

| FOR THE YEAR ENDED 31 DECEMBER 2001 | **2001 €m** | 2000 €m |
|---|---|---|
| Profit attributable to ordinary shareholders | **101** | 27 |
| Equity dividends paid and proposed | **(221)** | (200) |
| Issue of ordinary shares, net of expenses | **110** | 947 |
| Exchange translation differences | **42** | 75 |
| Equalisation adjustments | **(88)** | 106 |
| **Net (decrease)/increase in shareholders' funds** | **(56)** | 955 |
| Shareholders' funds at 1 January | **2,448** | 1,493 |
| **Shareholders' funds at 31 December** | **2,392** | 2,448 |

**SUMMARY BALANCE SHEET**

| AS AT 31 DECEMBER 2001 | **2001 €m** | 2000 €m |
|---|---|---|
| **Fixed asset investment in joint ventures** | **2,506** | 1,674 |
| **Current assets** | **119** | 976 |
| **Creditors: amounts falling due within one year** | **(169)** | (154) |
| **Net current (liabilities)/assets** | **(50)** | 822 |
| **Total assets less current liabilities** | **2,456** | 2,496 |
| **Creditors: amounts falling due after more than one year** | **(5)** | (6) |
| **Provisions** | **(59)** | (42) |
| **Shareholders' funds** | **2,392** | 2,448 |

The balance sheet of Elsevier reflects its shareholders' 50% economic interest in the net assets of the Reed Elsevier combined businesses.

Approved by the combined Board, 20 February 2002

**M Tabaksblat**
Chairman

**MH Armour**
Chief Financial Officer

## STRUCTURE


REED INTERNATIONAL P.L.C.
ELSEVIER NV
REED ELSEVIER PLC
PUBLISHING AND INFORMATION BUSINESSES
SCIENCE & MEDICAL
LEGAL
EDUCATION
BUSINESS
ELSEVIER REED FINANCE BV
FINANCE ACTIVITIES

*Equalisation arrangements*

Under the equalisation arrangements entered into on the merger of Reed International's and Elsevier's businesses in January 1993, Reed International shareholders have a 52.9% economic interest in Reed Elsevier, and Elsevier shareholders (other than Reed International) have a 47.1% economic interest in Reed Elsevier. Shareholders in Reed International and Elsevier enjoy substantially equivalent dividend and capital rights with respect to their ordinary shares.

Reed International and Elsevier each holds a 50% interest in Reed Elsevier plc. Reed International holds a 39% interest in Elsevier Reed Finance BV, with Elsevier holding a 61% interest. Reed International additionally holds an indirect equity interest in Elsevier, reflecting the arrangements entered into between Reed International and Elsevier at the time of the merger, which determined the equalisation ratio whereby one Elsevier ordinary share is, in broad terms, intended to confer equivalent economic interests to 1.538 Reed International ordinary shares.

The Boards of both Reed International and Elsevier have agreed, except in exceptional circumstances, to recommend equivalent gross dividends (including, with respect to the dividend on Reed International ordinary shares, the associated UK tax credit), based on the equalisation ratio. A Reed International ordinary share pays dividends in sterling and is subject to UK tax law with respect to dividend and capital rights. An Elsevier ordinary share pays dividends in euros and is subject to Dutch tax law with respect to dividend and capital rights.

## CORPORATE GOVERNANCE

*Compliance with codes of best practice*

Reed International, which has its primary listing on the London Stock Exchange, has complied throughout the period under review with the provisions of Section 1 of the Combined Code – the Principles of Good Governance and Code of Best Practice, issued by the UK Financial Services Authority ("the Combined Code"), other than in relation to the designation of a senior independent non-executive director, other than the Chairman. Although such a designation had not been made at the commencement of the period under review, the Board designated Dr Stomberg as the senior independent non-executive director during the period.

Elsevier, which has its primary listing on Euronext in Amsterdam, has complied throughout the period under review with the listing rules of Euronext and best custom and practice in the Netherlands, such as the recommendations of the Peters Committee.

## PROPOSED NAME CHANGES

Following the harmonisation of the Boards of Reed International, Elsevier and Reed Elsevier plc during 1999, and in recognition of the benefits of this management structure and the equivalence of economic interests, a proposal will be submitted to the forthcoming Annual General Meeting of Reed International to change that company's name to Reed Elsevier PLC. Similarly, a proposal will be submitted to the forthcoming Annual General Meeting of Elsevier to change that company's name to Reed Elsevier NV. The existing company that owns the publishing and information businesses, currently named Reed Elsevier plc, will, in turn, change its name to Reed Elsevier Group plc.

The above changes will not affect the equalisation ratio or the economic interest that Reed International and Elsevier shareholders have in Reed Elsevier.

## BOARDS

The Boards of Reed Elsevier plc, Reed International and Elsevier include a balance of executive and independent non-executive directors who bring a wide range of skills and experience to the deliberations of the Boards.

All of the directors of Reed Elsevier plc are also directors of Reed International.

Subject to the approval of a resolution at the forthcoming Elsevier Annual General Meeting, to appoint Lord Sharman as a member of the Elsevier Supervisory Board, all of the directors of Reed Elsevier plc will also be directors of Elsevier.

The non-executive directors meet on an annual basis to review the performance of individual directors and the functioning and constitution of the Boards as a whole.

Information in respect of the members of the Reed Elsevier plc Board appears on page 31. The member of the Elsevier Supervisory Board who does not serve on the Reed Elsevier plc or Reed International Boards is:

Dien de Boer-Kruyt (57)
Member of the Supervisory Board of Elsevier since 2000. Non-executive director of Sara Lee/DE, Hollandse Beton Group, Intech and C/TAC.

#### COMMITTEES

In accordance with the principles of good corporate governance, the following committees have been established by the parent companies and Reed Elsevier plc:

- Audit Committee
- Nominations Committee
- Remuneration Committee
- Strategy Committee

#### INTERNAL CONTROL

The Boards of Reed International and Elsevier exercise independent supervisory roles over the activities and systems of internal control of Reed Elsevier plc and Elsevier Reed Finance BV.

The Board of Reed Elsevier plc is responsible for the system of internal control of the publishing and information businesses, while the Boards of Elsevier Reed Finance BV are responsible for the system of internal control in respect of the finance group activities. The objective of these systems of internal control is to manage, rather than eliminate, the risk of failure to achieve business objectives. Accordingly, they can only provide reasonable, but not absolute, assurance against material misstatement or loss.

The Boards of Reed Elsevier plc and Elsevier Reed Finance BV have implemented an ongoing process for identifying, evaluating and managing the significant risks faced by their respective businesses. This process has been in place throughout the year ended 31 December 2001 and up to the date of the approvals of the Annual Reports and Financial Statements.

As part of the year end procedures, the Boards of Reed International, Elsevier, Reed Elsevier plc and Elsevier Reed Finance BV have reviewed the effectiveness of the systems of internal control during the last financial year.

#### GOING CONCERN

The directors of Reed International and Elsevier, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the financial statements.

#### ENVIRONMENT

The Board of Reed Elsevier plc recognises that the operations of its businesses have an impact on the environment, principally in the area of the use of energy and paper, the use of production technologies and the recycling of waste, and is committed to ensuring that the impact is reduced where practicable. The Board has adopted a policy, the terms of which require each of the business units to establish targets and to report to the Board annually on the performance against such targets. The members of the Board with responsibility for Reed Elsevier's global business divisions are responsible for ensuring compliance with Reed Elsevier's overall environmental policy, and with any environmental regulations applicable to the businesses within each division. Local initiatives already undertaken include supply chain management, energy saving at major premises, active recycling, and waste recovery, and the use of electronic communications to reduce the consumption of paper.

Where we do use paper we source our supplies only from those companies with an environmental management system in place (we ask that they comply with ISO 14001 or the equivalent). We also specify that our paper should come from renewable sources.

## EMOLUMENTS OF THE DIRECTORS

The emoluments of the directors of Reed Elsevier plc (including any entitlement to fees or emoluments from either Reed International, Elsevier or Elsevier Reed Finance BV) was as follows:

| a) Aggregate emoluments | **2001 £000** | 2000 £000 | **2001 €000** | 2000 €000 |
|---|---|---|---|---|
| Salaries and fees | **2,790** | 2,068 | **4,492** | 3,391 |
| Benefits | **75** | 66 | **121** | 108 |
| Annual performance-related bonuses | **1,056** | 835 | **1,700** | 1,368 |
| Pension contributions | **218** | 786 | **351** | 1,289 |
| Pension to former director | **241** | 230 | **388** | 377 |
| One-off bonuses | – | 461 | – | 757 |
| Compensation and payments in respect of a former director | – | 581(i) | – | 953(i) |
| Total | **4,380** | 5,027 | **7,052** | 8,243 |

| b) Individual emoluments of directors | **2001 £** | 2000 £ | **2001 €** | 2000 € |
|---|---|---|---|---|
| **Executive directors** | | | | |
| M H Armour | **598,423** | 570,543 | **963,461** | 935,690 |
| C H L Davis | **1,145,657** | 1,102,547 | **1,844,508** | 1,808,177 |
| D J Haank | **487,562** | 345,145 | **784,976** | 566,037 |
| A Prozes (from 7.8.00) | **944,564** | 908,547(ii) | **1,520,749** | 1,490,016(ii) |
| G J A van de Aast (from 6.12.00) | **394,286** | 28,364 | **634,801** | 46,516 |
| Salary, benefits and bonus of a former director | | 135,772(i) | | 222,665(i) |
| Total | **3,570,492** | 3,090,918 | **5,748,495** | 5,069,101 |

(i) Details of salary, benefits, bonus and compensation payments to a former director were set out in the 2000 Remuneration Report.

(ii) Includes a one-off bonus of £461,391 (€756,681) as compensation for loss of bonus from his previous employment.

| **Non-executive directors** | | | | |
|---|---|---|---|---|
| J F Brock | **35,404** | 34,220 | **57,000** | 56,120 |
| R J Nelissen | **35,404** | 34,304 | **57,000** | 56,258 |
| S Perrick | **35,404** | 34,304 | **57,000** | 56,258 |
| R W H Stomberg | **35,404** | 34,220 | **57,000** | 56,120 |
| M Tabaksblat | **173,913** | 168,202 | **280,000** | 275,851 |
| D G C Webster | **35,404** | 34,220 | **57,000** | 56,120 |
| Total | **350,933** | 339,470 | **565,000** | 556,727 |

G J de Boer-Kruyt, a member of the Supervisory Board of Elsevier, received emoluments of £13,354 (€21,500) during the year (2000 £9,832, €16,125).

Taking into account gains of £253,777 (€408,581) on the exercise of share options, A Prozes was the highest paid director in 2001.

## SUMMARY OF EXECUTIVE SHARE OPTIONS AND SHAREHOLDINGS

### a) Options over shares

| | | Reed International | | | | Elsevier | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | 1 January 2001 | Granted during the year(i) | Exercised during the year | 31 December 2001 | 1 January 2001 | Granted during the the year(i) | Exercised during the year | 31 December 2001 |
| M H Armour | – Executive Scheme | 330,302 | 62,974 | | 393,276 | 81,970 | 44,882 | | 126,852 |
| | – LTIP | 882,016 | – | | 882,016 | 617,256 | – | | 617,256 |
| | – SAYE Scheme | 3,924 | – | | 3,924 | – | – | | – |
| C H L Davis | – Executive Scheme | 493,020 | 122,914 | | 615,934 | 311,795 | 87,601 | | 399,396 |
| | – Nil cost options | 535,332 | – | | 535,332 | 319,250 | – | | 319,250 |
| | – LTIP | 1,718,213 | – | | 1,718,213 | 1,202,446 | – | | 1,202,446 |
| | – SAYE Scheme | 5,019 | – | | 5,019 | – | – | | – |
| D J Haank | – Executive Scheme | 88,363 | 51,110 | | 139,473 | 152,800 | 36,426 | 35,000(ii) | 154,226 |
| | – LTIP | 513,680 | – | | 513,680 | 359,485 | – | | 359,485 |
| | – Convertible Debentures | – | – | | – | 6,540 | – | | 3,920(iii) |
| A Prozes | – Executive Scheme | 188,281 | 83,785 | | 272,066 | 131,062 | 59,714 | | 190,776 |
| | – LTIP | 941,406 | – | | 941,406 | 655,310 | – | | 655,310 |
| | – Nil cost options | 60,507 | – | 20,169(iv) | 40,338 | 42,120 | – | 14,040(iv) | 28,080 |
| G J A van de Aast | – Executive Scheme | 50,940 | 49,317 | | 100,257 | 35,866 | 35,148 | | 71,014 |
| | – LTIP | 509,404 | – | | 509,404 | 358,658 | – | | 358,658 |

(i) Options granted in the year over Reed International shares were at the exercise price of 659p, and over Elsevier shares at the exercise price of €14.75.

(ii) Retained an interest in 8,000 shares.

(iii) 2,620 options lapsed unexercised during the year.

(iv) Retained an interest in all of the shares.

There have been no changes in the options held by directors over Reed International and Elsevier ordinary shares since 31 December 2001.

### b) Interests in shares

The interests of the directors in the issued share capital of Reed International and Elsevier at the beginning and end of the year are shown below:

| | Reed International ordinary shares | | Elsevier ordinary shares | |
|---|---|---|---|---|
| | 1 January 2001 | 31 December 2001 | 1 January 2001 | 31 December 2001 |
| M H Armour | 2,500 | 2,500 | 2,500 | 2,500 |
| J F Brock | 3,000 | 3,000 | – | – |
| C H L Davis | 44,778 | 74,071 | 31,099 | 51,953 |
| D J Haank | – | – | 10,880 | 28,880 |
| R J Nelissen | – | – | 5,000 | 5,000 |
| S Perrick | – | – | – | 972 |
| A Prozes | – | 43,329 | – | 30,360 |
| R W H Stomberg | – | – | – | – |
| M Tabaksblat | – | – | 8,000 | 8,000 |
| G J A van de Aast | – | – | – | 7,500 |
| D G C Webster | 5 ,000 | 5,000 | – | – |

There have been no changes in the interests of the directors in the share capital of Reed International or Elsevier since 31 December 2001.

**ANNUAL REPORTS AND FINANCIAL STATEMENTS**

The full Annual Reports & Financial Statements for the Reed Elsevier combined businesses, including Reed International P.L.C. and Elsevier NV, for the year ended 31 December 2001 are available on the internet (www.reedelsevier.com) or from the registered offices of the respective companies noted below. Additional financial data is also available on the website, including Interim and Preliminary Results Announcements and presentations.

**Reed International P.L.C.**
25 Victoria Street
London SW1H 0EX
United Kingdom
Tel: +44 (0) 20 7222 8420
Fax: +44 (0) 20 7227 5799

**Elsevier NV**
Sara Burgerhartstraat 25
1055 KV Amsterdam
The Netherlands
Tel: +31 (0) 20 485 2434
Fax: +31 (0) 20 618 0325

**Share Price Information**

Reed International's ordinary shares are quoted on the London Stock Exchange. Elsevier's ordinary shares are quoted on the Euronext Stock Exchange in Amsterdam. The Reed International and Elsevier ordinary shares are quoted on the New York Stock Exchange in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs).

The Reed International and Elsevier ordinary share prices and the Reed International and Elsevier ADS prices may be obtained via the internet (www.reedelsevier.com) and from the financial pages of most newspapers.

**AUDITORS**

**Deloitte & Touche**
Hill House, 1 Little New Street
London EC4A 3TR, United Kingdom

**Deloitte & Touche**
Orlyplein 50, 1043 DP Amsterdam
The Netherlands

*STOCKBROKERS*

**Cazenove & Co. Ltd**
12 Tokenhouse Yard
London EC2R 7AN, United Kingdom

**ABN AMRO Bank NV**
Gustav Mahlerlann 10, 1082 PP Amsterdam
The Netherlands

**INFORMATION FOR REED INTERNATIONAL P.L.C. ORDINARY SHAREHOLDERS:**

**Shareholder Services**

The Reed International ordinary share register is administered by:

**Computershare Investor Services PLC**
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
United Kingdom
Tel: +44 (0) 8707 020000
Textphone: +44 (0) 8707 020005

Enquiries concerning ordinary shareholdings in Reed International and notification of change of personal details should be referred to Computershare.

**Dividends**

Dividends on Reed International ordinary shares are paid in sterling.

Shareholders can arrange to have their dividends paid directly into a bank or building society account. This method of payment reduces the risk of delay or loss of dividend cheques in the post and ensures the account is credited on the dividend payment date.

**Individual Savings Accounts (ISAs)**

Details of an ISA facility for Reed International ordinary shares may be obtained by contacting:

**Halifax Share Dealing Ltd**
Corporate ISAs
Trinity Road
Halifax HX1 2RG
United Kingdom
Tel: +44 (0) 8706 009966

**Share Dealing Facility**

A postal share dealing service for Reed International ordinary shares is operated by:

Cazenove & Co
12 Tokenhouse Yard
London EC2R 7AN
United Kingdom
Tel: +44 (0) 20 7606 1768

**ShareGift**

The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small parcels of shares whose value makes it uneconomic to sell them. Details of the scheme are available on the ShareGift internet site (www.sharegift.org).

**Sub-division of Ordinary Shares**

On 28 July 1986 each Reed International £1 ordinary share was sub-divided into four ordinary shares of 25p each. Subsequently, on 2 May 1997 the 25p ordinary shares were sub-divided into two ordinary shares of 12.5p each.

**Capital Gains Tax**

The mid-market price of Reed International's £1 ordinary shares on 31 March 1982 was 282p each which, when adjusted for the four for one sub-division in 1986 and the subsequent two for one sub-division in 1997, gives an equivalent amount of 35.25p for each 12.5p ordinary share.

## INFORMATION FOR ELSEVIER NV ORDINARY SHAREHOLDERS:

### Shareholder Enquiries

Enquiries from holders of Elsevier registered ordinary shares in relation to share transfers, dividends, change of address and bank accounts should be directed to the Company Secretary of Elsevier at the registered office address noted above.

### Dividend Payments

Dividend on Elsevier ordinary shares are paid in Euros.

Registered shareholders in Elsevier will receive dividends from the company by transmission to the bank account which they have notified to the company. Dividends on shares in bearer form are paid through the intermediary of a bank or broker.

### Sub-division of Ordinary Shares

On 24 April 1984 each Elsevier Dfl 20 ordinary share was sub-divided into 5 ordinary shares of Dfl 4 each, and on 24 April 1987 each Elsevier Dfl 4 ordinary share was sub-divided into 4 ordinary shares of Dfl 1 each. Subsequently, on 4 October 1994 each Elsevier Dfl 1 ordinary share was sub-divided into 10 ordinary shares of Dfl 0.10 each.

On 15 April 1999 the ordinary shares of Dfl 0.10 were redenominated as ordinary shares of €0.06.

### Annual Report and Financial Statements

A Dutch version of the Annual Report & Financial Statements 2001, and the Annual Review & Summary Financial Statements 2001, will be made available on the internet (www.reedelsevier.com). Copies of the Dutch version can also be obtained from Elsevier NV, at the registered office address noted above.

Elsevier has entered into arrangements with Stichting Communicatiekanaal Aandeelhouders ("Shareholder Communication Channel Trustee") in the Netherlands, facilitating the communication with and between shareholders, particularly in connection with general meetings of shareholders. Under these arrangements, holders of Elsevier bearer shares whose shares are held in the custody of a Dutch bank, and who will have notified the intermediary authority appointed for these purposes of their interest, will receive written information from the company with a proxy form for their representation at general shareholders' meetings.

## INFORMATION FOR REED INTERNATIONAL P.L.C. AND ELSEVIER NV ADS HOLDERS:

The Reed International and Elsevier ADR Depositary is:

Citibank NA
111 Wall Street
New York
NY 10043
USA

Reed International's CUSIP number is 758212872 and its trading symbol is RUK. Each Reed International ADS represents four Reed International ordinary shares.

Elsevier's CUSIP number is 290259100 and its trading symbol is ENL. Each Elsevier ADS represents two Elsevier ordinary shares.

### ADS Shareholder Services

Enquiries concerning Reed International or Elsevier ADSs should be addressed to:

Citibank Depositary Receipts Services
PO Box 2502
Jersey City
NJ 07303-2502
USA
Tel: +1 877 248 4237 (toll free if dialled from within the United States).

Alternatively, information can be obtained on the internet (www.citibank.com/adr).

### Dividends

Dividend payments on Reed International and Elsevier ADSs are made in US dollars by the ADR Depositary. Payment of the final dividend for 2001 on Reed International's ADSs will be converted at the £/US$ exchange rate, and on Elsevier's ADSs at the €/US$ exchange rate, on 13 May 2002.

### Annual Report on Form 20-F

The Annual Report on Form 20-F for the Reed Elsevier combined businesses, including Reed International P.L.C. and Elsevier NV, is filed electronically with the United States Securities and Exchange Commission. A copy of Form 20-F is available from Citibank Depositary Receipts Services at the address shown above.

# Financial calendar

**FINANCIAL CALENDAR FOR 2002**

| | |
|---|---|
| **21 February** | Announcement of Preliminary Results for the year ended 31 December 2001 |
| **9 April** | Reed International P.L.C. Annual General Meeting at the Millennium Mayfair Hotel, Grosvenor Square, London W1 |
| **10 April** | Elsevier NV Annual General Meeting at Amsterdam Hilton, Apollolaan 138-140, Amsterdam, 1077 BG |
| | Ordinary shares and ADSs in Reed International P.L.C. go ex-dividend for 2001 final dividend |
| **11 April** | Record date – 2001 final dividend, Elsevier NV ordinary shares |
| **12 April** | Ordinary shares and ADSs in Elsevier NV go ex-dividend for 2001 final dividend |
| | Record date – 2001 final dividend, Reed International P.L.C. ordinary shares and ADSs |
| **16 April** | Record date – 2001 final dividend, Elsevier NV ADSs |
| **13 May** | Final dividends for 2001 paid on Reed International P.L.C. and Elsevier NV ordinary shares |
| **20 May** | Final dividends for 2001 paid on Reed International P.L.C. and Elsevier NV ADSs |
| **8 August** | Announcement of Interim Results for the six months to 30 June 2002 |
| | Record date – 2002 interim dividend, Elsevier NV ordinary shares |
| **9 August** | Ordinary shares and ADSs in Elsevier NV go ex-dividend for 2002 interim dividend |
| **13 August** | Record date – 2002 interim dividend, Elsevier NV ADSs |
| **14 August** | Ordinary shares and ADSs in Reed International P.L.C. go ex-dividend for 2002 interim dividend |
| **16 August** | Record date – 2002 interim dividend, Reed International P.L.C. ordinary shares and ADSs |
| **9 September** | Interim dividends for 2002 paid on Reed International P.L.C. and Elsevier NV ordinary shares |
| **16 September** | Interim dividends for 2002 paid on Reed International P.L.C. and Elsevier NV ADSs |
| **5 December** | Trading Update issued in relation to the 2002 financial year |

# Principal operating locations

**Reed Elsevier plc**
25 Victoria Street, London SW1H 0EX, UK
Tel: +44 (0)20 7222 8420
Fax: +44 (0)20 7227 5799

Sara Burgerhartstraat 25
1055 KV Amsterdam
Tel: +31 (0)20 485 2434
Fax: +31 (0)20 618 0325

125 Park Avenue, 23rd Floor
New York, NY 10017, USA
Tel: +1 212 309 5498
Fax: +1 212 309 5480

**Elsevier Reed Finance BV**
Sara Burgerhartstraat 25
1055 KV Amsterdam
Tel: +31 (0)20 485 2434
Fax: +31 (0)20 618 0325

For further information or contact details, please consult our website:
**www.reedelsevier.com**

**Elsevier Science**
Sara Burgerhartstraat 25
1055 KV Amsterdam, The Netherlands
www.elsevier.nl

**Elsevier Science**
The Boulevard, Langford Lane
Kidlington, Oxford OX5 1GB, UK
www.elsevier.co.uk

**Elsevier Science**
655 Avenue of the Americas
New York, NY10010, USA
www.elsevier.com

**Elsevier Science**
Academic Press
525 B Street, Suite 1900
San Diego, CA 92101-4495, USA
www.apnet.com

**Elsevier Science**
Health Sciences
11830 Westline Industrial Drive
St. Louis, M063146, USA
www.harcourthealth.com

**Elsevier Science**
WB Saunders
Independence Square West
Suite 300, The Curtis Centre
Philadelphia, PA 19106-3399, USA
www.harcourthealth.com

**LexisNexis**
9393 Springboro Pike
Miamisburg, Ohio 45342, USA
www.lexis-nexis.com

**LexisNexis**
Martindale Hubbell
121 Chanlon Road
New Providence, N107974, USA
www.martindale.com

**LexisNexis Butterworths Tolley**
Halsbury House, 35 Chancery Lane
London WC2A 1EL, UK
www.butterworths.co.uk

**Harcourt School Publishers**
6277 Sea Harbor Drive
Orlando
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www.harcourtschool.com

**Holt Rinehart and Winston**
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www.hrw.com

**Harcourt Educational Measurement**
**The Psychological Corporation**
19500 Bulverde Road
San Antonio
TX 78259, USA
www.hemweb.com

**Harcourt Supplemental Publishers**
1000 Hart Road
Barrington
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www.steck-vaughn.com
www.rigby.com

**Reed Educational &**
**Professional Publishing**
Halley Court, Jordan Hill
Oxford OX2 8EJ, UK
www.repp.com

**Cahners Business Information**
345 Hudson Street
New York NY10014-4502, USA
www.cahners.com

**Reed Business Information**
Quadrant House, The Quadrant
Sutton, Surrey SM2 5AS, UK
www.reedbusiness.com

**Elsevier Business Information**
Hanzestraat 1
7006 RH Doetinchem
The Netherlands
www.ebi.nl

**Reed Exhibition Companies**
Oriel House, 26 The Quadrant
Richmond, Surrey TW9 1DL, UK
www.reedexpo.com



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## A Wide Range of Indispensable Global Information for Professionals

Reed Elsevier provides global information services and solutions through the publication of more than 10,000 books, magazines, journals, newsletters, directories and CDs and over 500 websites and online services, as well as over 470 trade exhibitions


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**Science & Medical** • Elsevier Science • Academic Press • Harcourt Health Sciences • MDL Information Systems • Engineering Information
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LATIN AMERICA
**Science & Medical** • Elsevier Science • Editora Campus
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**Legal** • LexisNexis Butterworths
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**Business** • Reed Business Information • Reed Exhibitions

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**Science & Medical** • Elsevier Science • Butterworth-Heinemann
**Legal** • LexisNexis Butterworths
**Education** • Rigby • Heinemann • Reed Publishing New Zealand
**Business** • Reed Business Information • Reed Exhibitions



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For the Reed Elsevier Combined Businesses,
Reed International P.L.C. and Elsevier NV

# Reed Elsevier

( £ ) ( % ) ( $ ) ( € )

Indispensable global information

SCIENCE & MEDICAL | LEGAL | EDUCATION | BUSINESS

CONTENTS



his document contains detailed Annual Report and Accounts information in respect f the Reed Elsevier combined businesses and the two parent companies, Reed nternational P.L.C. and Elsevier NV. This, together with the separate summary ocument Reed Elsevier Annual Review and Summary Financial Statements 2001, orms the Annual Reports and Financial Statements of Reed International P.L.C. and lsevier NV for the year ended 31 December 2001 and the two documents should be

# Financial highlights

**Results for the year ended 31 December**

REED ELSEVIER COMBINED

**TURNOVER** | **ADJUSTED PRE-TAX PROFIT** | **ADJUSTED OPERATING PROFIT** | **ADJUSTED OPERATING CASH FLOW**

**£ sterling**


£2,987m
£3,163m
£3,390m
£3,768m
£4,560m
97
98
99
00
01


£823m
£773m
£710m
£690m
£848m
97
98
99
00
01


£812m
£813m
£792m
£793m
£990m
97
98
99
00
01


£793m
£808m
£780m
£775m
£1,006m
97
98
99
00
01

**€ euro**


€4,324m
€4,708m
€5,153m
€6,180m
€7,342m
97
98
99
00
01


€1,191m
€1,150m
€1,079m
€1,132m
€1,365m
97
98
99
00
01


€1,175m
€1,210m
€1,204m
€1,301m
€1,594m
97
98
99
00
01


€1,148m
€1,203m
€1,186m
€1,271m
€1,620m
97
98
99
00
01

**Results for the year ended 31 December**

PARENT COMPANIES

**REED INTERNATIONAL**
Adjusted earnings per share


28.30p
26.40p
24.40p
23.30p
26.10p
97
98
99
00
01

**REED INTERNATIONAL**
Full year dividends


14.60p
15.00p
10.00p
10.00p
10.50p
97
98
99
00
01

**ELSEVIER**
Adjusted earnings per share


€0.62
€0.60
€0.57
€0.59
€0.64
97
98
99
00
01

**ELSEVIER**
Full year dividends


€0.43
€0.39
€0.27
€0.28
€0.30
97
98
99
00
01

The financial highlights refer to 'adjusted' profit and cash flow figures. These figures are used by the Reed Elsevier businesses as additional performance measures and are stated before the amortisation of goodwill and intangible assets, exceptional items and related tax effects.

Adjusted pre-tax profit is presented for total operations; other highlights relate to continuing operations, which exclude the consumer publishing businesses sold in the period to 1998.

# Review of 2001 financial performance

*REVIEW OF OPERATIONS*

| | 2001 £m | 2000 £m | 2001 €m | 2000 €m | % change at constant currencies |
|---|---|---|---|---|---|
| **Turnover** | | | | | |
| Science & Medical | **1,024** | 693 | **1,649** | 1,137 | 44% |
| Legal | **1,330** | 1,201 | **2,141** | 1,970 | 7% |
| Education | **579** | 202 | **932** | 331 | 177% |
| Business | **1,627** | 1,672 | **2,620** | 2,742 | (5)% |
| **Total** | **4,560** | 3,768 | **7,342** | 6,180 | 18% |
| **Adjusted operating profit** | | | | | |
| Science & Medical | **344** | 252 | **554** | 413 | 34% |
| Legal | **267** | 237 | **430** | 389 | 9% |
| Education | **132** | 40 | **212** | 66 | 218% |
| Business | **247** | 264 | **398** | 433 | (8)% |
| **Total** | **990** | 793 | **1,594** | 1,301 | 22% |

Adjusted figures, which exclude the amortisation of goodwill and intangible assets and exceptional items, are presented as additional performance measures.

**This review provides a commentary on the operating and financial performance of the Reed Elsevier combined businesses for the year ended 31 December 2001. In addition, it describes other financial aspects of the combined businesses including taxation and treasury management and accounting policies. The review also includes information on the financial performance and dividends of the parent companies and on the finance activities of the Elsevier Reed Finance BV group.**

REVIEW OF OPERATIONS

The combined financial statements encompass the businesses of Reed Elsevier plc and Elsevier Reed Finance BV, together with their parent companies, Reed International and Elsevier (the "Reed Elsevier combined businesses" or "Reed Elsevier"). Financial information is presented in both sterling and euros.

Unless otherwise indicated, all percentage movements in the following commentary refer to constant currency rates, using 2000 full year average rates, and are stated before the amortisation of goodwill and intangible assets and exceptional items.

FORWARD-LOOKING STATEMENTS

The Reed Elsevier Annual Reports & Financial Statements 2001 contain forward-looking statements within the meaning of Section 27A of the US Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward-looking statements. The terms 'expect', 'should be', 'will be', and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to, general economic conditions and business conditions in Reed Elsevier's markets, customers' acceptance of its products and services, the actions of competitors, changes in law and legal interpretation affecting Reed Elsevier's intellectual property rights, and the impact of technological change.

## SCIENCE & MEDICAL

| | 2001 £m | 2000 £m | 2001 €m | 2000 €m | % change at constant currencies |
|---|---|---|---|---|---|
| **Turnover** | | | | | |
| Science & Technology | **748** | 592 | **1,204** | 971 | 24% |
| Health Sciences | **276** | 101 | **445** | 166 | 165% |
| | **1,024** | 693 | **1,649** | 1,137 | 44% |
| Adjusted operating profit | **344** | 252 | **554** | 413 | 34% |
| Operating margin | **33.6%** | 36.4% | **33.6%** | 36.4% | (2.8)pts |

**SCIENCE & MEDICAL**

**The Science & Medical business has had another very successful year. Elsevier Science has extended its leading position, growing revenue well ahead of the market and delivering double digit profit growth. The key indicators on ScienceDirect usage, penetration and customer retention, all show good progress. The Harcourt Science, Technical and Medical (STM) business acquired in July 2001 is contributing well and the business integration is well advanced.**

Revenue and operating profits increased by 44% and 34% respectively at constant exchange rates, including the part year contribution of the Harcourt STM business. Excluding this and other acquisitions and disposals, revenue and operating profit growth were 8% and 13% respectively. The good sales performance was driven by stronger subscription renewals and growing sales of online products.

Underlying operating margins improved by 2 percentage points reflecting the strong revenue growth and increasing operating efficiency. Additional investments in new product, sales and marketing were more than offset by cost savings particularly in production following prior year rationalisation. The overall margin, at 34%, decreased by 2.8 percentage points due to the inclusion of the lower margin Harcourt STM business.

The ScienceDirect service saw its penetration of the subscriber base increase to 66% by value, up from 45% a year ago and 25% a year before that. Usage continues to grow strongly with annual page views doubled over the year to 220 million.

New product development has focused on customised subject collections and superior navigation tools. Good progress was made in a three year programme to make all our historical scientific research archive available online on ScienceDirect, with modules released in three Chemistry disciplines. Also well received by customers has been the Scirus scientific web search engine, which enables retrieval in a focused way of scientific material from over 70 million pages available on the web.

The Harcourt STM business made a satisfactory contribution in the part year under Reed Elsevier ownership. As previously reported, the business was affected by the uncertainties of the extended regulatory review process prior to acquisition and some momentum in the business was lost. On a pro forma calendar year basis, the Harcourt STM business saw revenue and operating profit growth of 3% and 5% respectively in 2001 over 2000. The strategies and management organisation for the enlarged Elsevier Science business – within two divisions, Science & Technology and Health Sciences – are now in place and substantial progress has been made in the integration of the businesses. The majority of the targeted annual cost savings of $40 million will be realised in 2002, principally in production, technology and back office functions. This will fund the investments being made in new online medical information products and in sales and marketing.

The outlook for the Science & Medical business is good. Revenue growth momentum in Science & Technology is strong and in Health Sciences is building. The opportunities in the medical field for electronically delivered information and solutions are growing and considerable. We have the investment plans in place to capture this and the increases in investment will be funded from operational efficiencies. Another good year can be expected in 2002.

**Revenue by business**


HEALTH SCIENCES
£276m/€445m
SCIENCE & TECHNOLOGY
£748m/€1,204m

**Turnover**
**£ sterling**


£571m
£622m
£652m
£693m
£1,024m
97
98
99
00
01

**Turnover**
**€ euro**


€826m
€926m
€991m
€1,137m
€1,649m
97
98
99
00
01

LEGAL

| | 2001 £m | 2000 £m | 2001 €m | 2000 €m | % change at constant currencies |
|---|---|---|---|---|---|
| **Turnover** | | | | | |
| LexisNexis North America | **1,041** | 947 | **1,676** | 1,553 | 6% |
| LexisNexis International | **289** | 254 | **465** | 417 | 10% |
| | **1,330** | 1,201 | **2,141** | 1,970 | 7% |
| Adjusted operating profit | **267** | 237 | **430** | 389 | 9% |
| Operating margin | **20.1%** | 19.7% | **20.1%** | 19.7% | 0.4 pts |

LEGAL

**The Legal business has had a year of significant business turnaround. For the first time in a number of years, we are showing encouraging growth in the US and, with margins also now improving, there has been a positive initial turnaround in the business. The acceleration in revenue growth represents a very satisfactory payback from the step up in investment over the last two years in product, sales and marketing.**

Revenues and operating profits increased by 7% and 9% respectively at constant exchange rates, or 5% and 9% excluding acquisitions. Operating margins improved by 0.4 percentage points reflecting the stronger revenue growth and increased operational efficiency, particularly in the US. LexisNexis North America saw underlying revenue growth of 5%, which we estimate to be slightly ahead of market growth, and compares with 2% in 2000. Operating profits were up 15% compared with a 24% decline in 2000.

In US Legal Markets, online revenues grew strongly by 10% in part offset by lower print and CD-ROM sales as business migrates online. This compares with online revenue growth of 5% in 2000 and reflects the strong performance of the new and upgraded products and the impact of the expanded sales force and better marketing. In US Corporate and Federal markets, revenues increased by 5% with the upgraded nexis.com service continuing to make good progress. Weakness in second half transactional volumes driven by the economic downturn was more than offset by strong demand in government and academic markets.

Usage of the LexisNexis online services continues to grow strongly with the number of searches up 30% in the year. On average, LexisNexis handled over 400,000 searches each working day in 2001. Migration from the older proprietary online system to the easier to use and more functional web products continues with over 80% of all legal searches now web based. In addition to the growing commercial preference reflected in our revenues, the success of our web products has again been reaffirmed by the most recent independent market research in US law schools.

The Martindale Hubbell legal directories business had another good year with strong renewals and significant revenue growth from sales of lawyer home pages to the small law market and listings on the lawyers.com website.

LexisNexis International businesses outside the US reported revenues and operating profits up 10% and 3% respectively, or 5% and 2% excluding acquisitions, with a solid sales performance coupled with further investment in online services. Good sales growth in Europe and Asia Pacific was in part held back by the weaker market conditions in Argentina. Online sales continued to grow rapidly in the UK and significant new online product was launched in France.

The outlook for the Legal business is good. Our products are doing well in their markets and a continued high level of investment is building on this success. Margins are expected to improve further as revenues grow and investment levels stabilise.

**Revenue by business**


LEXISNEXIS INTERNATIONAL
£289m/€465m
LEXISNEXIS NORTH AMERICA
£1,041m/€1,676m

**Turnover**
**£ sterling**


£867m
£948m
£1,087m
£1,201m
£1,330m
97
98
99
00
01

**Turnover**
**€ euro**


€1,255m
€1,411m
€1,652m
€1,970m
€2,141m
97
98
99
00
01

## EDUCATION SEGMENT

| | 2001 £m | 2000 £m | 2001 €m | 2000 €m | % change at constant currencies |
|---|---|---|---|---|---|
| **Turnover** | | | | | |
| Harcourt Education and Testing | **376** | | **605** | | |
| Reed Educational & Professional Publishing | **203** | 202 | **327** | 331 | (1)% |
| | **579** | 202 | **932** | 331 | 177% |
| Adjusted operating profit | **132** | 40 | **212** | 66 | 218% |
| Operating margin | **22.8%** | 19.8% | **22.8%** | 19.8% | 3.0 pts |

### EDUCATION

**The Education businesses have had a very good year. The Harcourt Education and Testing businesses acquired in July 2001 have made an excellent contribution and transformed the division into a leading publisher in the global English speaking schools market. The Harcourt K-12 (Kindergarten – 12th grade) business again outperformed the US schools market in 2001 and has exceeded our high expectations. The Reed Educational & Professional Publishing business also had a good year.**

Revenues and operating profits increased substantially including the part year contribution of the Harcourt businesses. Excluding this and other acquisitions, revenues and operating profit growth for the Reed Educational & Professional Publishing business was 8% and 10% respectively at constant exchange rates. On a pro forma calendar basis, the Harcourt Education and Testing businesses saw revenues up 12% and operating profits up 10% in 2001 despite weaker performances in Canada and Trade Books.

The Harcourt US K-12 business had another strong year in 2001 with pro forma revenue growth of 11%, significantly ahead of the market and on top of a very successful year in 2000. It won the highest overall market share in 2001 state adoption revenues in both the elementary and secondary schools markets. Particular successes in the elementary market were achieved in California maths and science, Florida social studies and Texas language arts. In the secondary market, the literature and language arts programmes, Elements of Literature and Elements of Language, were very successful, as was the science programme, particularly in California. Strong performances were also achieved in open states with the reading, science and maths programmes.

Significant progress has also been made in the development of our e-learning strategy for the US market, focused around electronically delivered curriculum content, teacher professional development and classroom based testing. To accelerate the creation of our e-content, in October 2001 we entered into a co-development alliance with Riverdeep Inc, a leading electronic curriculum content developer. In September we acquired Classroom Connect, the leading online professional development company for the schools market. For e-testing, we are building on Harcourt's substantial test creation expertise.

The Harcourt Testing businesses saw pro forma revenue growth of 22% in 2001 with good growth boosted by significant one off incremental requirements on existing state testing contracts. The business moved into new and expanded facilities in the year, and scoring capacity is being added to position it well to capture the opportunities in the rapidly growing testing market.

The Reed Educational & Professional Publishing business saw underlying revenue and operating profit growth of 8% and 10% respectively, with particularly strong performances from the Rigby US supplemental business and in UK secondary schools driven by strong publishing to meet changes in the curriculum. The global library business also performed well, particularly in the US. Rigby is now being integrated with the Harcourt Steck-Vaughn supplemental business to form one unified US supplemental unit.

Reported revenues for Reed Educational & Professional Publishing were 1% down, after reflecting the transfer of the Butterworth-Heinemann academic book publishing activities to Science & Medical where the technical publishing programme has greater fit.

The outlook for the Education business is good. The US schools education market is not expected in 2002 to repeat its most recent growth, largely as a result of the phasing of the state adoption cycle. We have however strong programmes for 2002 and fully expect to have a satisfactory year of growth outperforming a somewhat dull market. The integration of the US supplemental businesses and cost savings programmes across the Harcourt Education supply chain and infrastructure are expected to fund over $20 million of additional investment in e-learning strategies.

**Revenue by business**


HARCOURT EDUCATION AND TESTING £376m/€605m
REED EDUCATIONAL & PROFESSIONAL PUBLISHING £203m/€327m

**Turnover**
**£ sterling**


£166m
£159m
£181m
£202m
£579m
97
98
99
00
01

**Turnover**
**€ euro**


€240m
€237m
€275m
€331m
€932m
97
98
99
00
01

## BUSINESS

| | 2001 £m | 2000 £m | 2001 €m | 2000 €m | % change at constant currencies |
|---|---|---|---|---|---|
| **Turnover** | | | | | |
| Cahners Business Information | **593** | 665 | **955** | 1,090 | (15)% |
| Reed Business Information | **260** | 270 | **419** | 443 | (4)% |
| Elsevier Business Information | **263** | 278 | **423** | 456 | (7)% |
| Reed Exhibition Companies | **446** | 358 | **718** | 587 | 23% |
| Other | **65** | 101 | **105** | 166 | |
| | **1,627** | 1,672 | **2,620** | 2,742 | (5)% |
| Adjusted operating profit | **247** | 264 | **398** | 433 | (8)% |
| Operating margin | **15.2%** | 15.8% | **15.2%** | 15.8% | (0.6)pts |

### BUSINESS

**The Business division has had a very difficult year with the progressive weakening of global economic conditions exacerbated by the events of September 11 which particularly affected US markets. Whilst aggressive actions have been taken to reduce costs, the focus has also been on improving yields and building market share through strengthening sales and marketing activities and improving product quality. The division significantly outperformed the Business to Business market reflecting this share growth, the sector and geographic spread of the business, and the market leading positions of our titles and exhibitions.**

Revenues and operating profits were down 5% and 8% respectively on the prior year at constant exchange rates, or 3% and 8% excluding acquisitions and disposals. The revenue decline was driven by falls in advertising particularly in the US partly offset by good growth in the Exhibitions business. Cost actions were taken across the division with substantial additional headcount reductions over and above the restructurings in 2000. Internet spend has been scaled back reflecting the market circumstances. Total savings, on top of directly variable costs, amounted to approximately £45m/€72m in the year. Operating margins at 15% were only slightly lower than in the prior year reflecting the cost savings made, with some margin dilution from portfolio changes.

In the US, Cahners Business Information saw underlying revenues 13% lower, impacted by the slowdown in the US economy and the hiatus caused by the September 11 events, with ad pages in Manufacturing, Electronics and TV/Telecommunications most affected. Market share gains were however made in many sectors reflecting the investments made in product, sales and marketing and the greater resilience of our market leading titles in a downturn. Underlying operating margins were held, due to the cost actions taken, despite the revenue drop.

In the UK, Reed Business Information underlying revenues were 3% lower. Good growth was seen in Property, Social Services and Science titles and in online services, mitigating to some extent the revenue decline in IT and other advertising markets. Overall market share was increased significantly. Underlying operating profits were 10% lower reflecting a combination of reduced revenues and increased funding for successfully growing online services, in particular totaljobs.com.

In Continental Europe, Elsevier Business Information saw underlying revenues up 4% driven by growth in subscriptions/circulation particularly in Regulatory, Human Resources and Healthcare, whilst advertising was generally weaker in the second half of the year reflecting the economic slowdown. Underlying operating profits were 16% lower as investment was made in upgrading product, new online initiatives and sales and marketing, as well as additional costs associated with systems changes.

Reed Exhibition Companies performed strongly despite the tough economic environment. Revenues and operating profits grew by 9% and

**Revenue by business**


REED EXHIBITION COMPANIES £446m/€718m
ELSEVIER BUSINESS INFORMATION £263m/€423m
REED BUSINESS INFORMATION £260m/€419m
CAHNERS BUSINESS INFORMATION £593m/€955m
OTHER £65m/€105m

**Turnover**
**£ sterling**


£1,383m
£1,434m
£1,470m
£1,672m
£1,627m
97
98
99
00
01

**Turnover**
**€ euro**


€2,002m
€2,134m
€2,235m
€2,742m
€2,620m
97
98
99
00
01

6% respectively excluding acquisitions and disposals. This was driven by strong performances in annual shows, particularly in Europe at the international Midem shows and in Asia Pacific, and some benefit from the phasing of non annual shows. Revenues in the US were particularly impacted by the cancellation of a number of shows immediately following September 11, although the profit impact was mitigated by insurance recoveries. The Miller Freeman Europe shows, acquired in July 2000 and not included in the underlying growth figures, had an excellent year.

During the year a significant number of disposals were made of non core titles, shows and businesses. These included the travel publishing businesses, OAG Worldwide and Cahners Travel Group, the Bowker bibliographic business, Cahners' automotive and metals titles, RBI's retail and hobby electronics titles, EBI's consumer encyclopedia and certain training businesses, and minor exhibitions. This substantially completes the disposal programme started in 2000 and, with the acquisitions also made, represents a major reshaping of the Business division. We have exited sectors which were non core, lower growth or where we did not have leading positions, to focus on sectors with more sustainable growth and quality.

The outlook for the Business division in 2002 is clearly challenging given the progressive slowdown in the global economic environment in 2001 and uncertainties as to the timing and speed of a recovery. Whilst global advertising markets have been particularly affected by the slowdown, circulation revenues and the exhibitions business are proving more resilient. Revenues may be a little lower in 2002, with the first half suffering particularly in comparison against a strong first half in 2001, however margins have largely been protected by the aggressive cost actions already taken. The outlook for the longer term is positive as economic conditions improve with a more sharply focused business around attractive, higher growth sectors.

**REED ELSEVIER COMBINED BUSINESSES**

| | **2001 £m** | 2000 £m | **2001 €m** | 2000 €m | Change at constant currencies % |
|---|---|---|---|---|---|
| **Reported figures** | | | | | |
| Turnover | **4,560** | 3,768 | **7,342** | 6,180 | 18% |
| Operating profit | **391** | 210 | **630** | 344 | 84% |
| Profit before taxation | **275** | 192 | **442** | 315 | 44% |
| Net borrowings | **3,229** | 433 | **5,296** | 697 | |
| **Adjusted figures** | | | | | |
| Operating profit | **990** | 793 | **1,594** | 1,301 | 22% |
| Operating margin | **22%** | 21% | **22%** | 21% | 1pt |
| Profit before taxation | **848** | 690 | **1,365** | 1,132 | 20% |
| Operating cash flow | **1,006** | 775 | **1,620** | 1,271 | 26% |
| Operating cash flow conversion | **102%** | 98% | **102%** | 98% | |
| Interest cover (times) | **7** | 8 | **7** | 8 | |

Adjusted figures, which exclude the amortisation of goodwill and intangible asset and exceptional items, are presented as additional performance measures.

**REED ELSEVIER COMBINED BUSINESSES**
***Profit & Loss***

The **reported profit before tax** for the Reed Elsevier combined businesses, including exceptional items and the FRS10 amortisation of goodwill and intangible assets, was £275m/€442m, which compares with a reported profit of £192m/€315m in 2000. The increase reflects higher underlying operating profits, partly offset by lower gains on disposals and by acquisitions after taking into account financing, goodwill and intangible asset amortisation, and exceptional integration and related costs. The **reported attributable profit** of £126m/€202m compares with £33m/€54m in 2000.

**Turnover** increased by 21% expressed in sterling to £4,560m, and by 19% expressed in euros to €7,342m, including the contribution from the Harcourt businesses acquired in July 2001. Underlying revenue growth, excluding the impact of acquisitions and disposals and currency translation effects, was 3%, or 6% before taking into account the decline in Business division revenues driven by the global economic downturn. The Harcourt businesses saw revenue growth of 8% on a pro forma calendar year basis.

**Adjusted operating profits**, excluding exceptional items and the amortisation of goodwill and intangible assets, were up 25% expressed in sterling at £990m, and up 23% expressed in euros at €1,594m, including the part year contribution of Harcourt. Underlying operating profit growth was 5%, or 10% excluding the Business division. Additionally the Harcourt businesses saw pro forma operating profit growth of 8%. Operating margins improved by 0.7 percentage points to 21.7% reflecting the pick up in revenue growth across most businesses, coupled with the levelling off of investment spend and the cost savings programmes. Acquisitions and disposals were broadly neutral to the overall margin.

The **amortisation charge** for intangible assets and goodwill amounted to £501m/€806m, up £33m/€38m, principally reflecting the mid year acquisition of the Harcourt businesses.
The goodwill and intangible assets of these businesses are being amortised over periods up to 40 years. The useful lives of the goodwill and intangible assets relating to previously acquired science and medical publishing businesses have been reassessed and extended to conform with

those of the Harcourt assets with which they are being integrated. This has had the effect of reducing the annual amortisation charge by £20m/€32m.

**Exceptional items** showed a pre-tax charge of £72m/€117m, comprising £63m/€102m of Harcourt and other acquisition integration and related costs, and £35m/€56m in respect of restructuring actions taken particularly in the Business division in response to the global economic downturn, less £26m/€41m gain on sale of businesses. After a tax credit of £81m/€130m arising on restructuring and disposals, exceptional items showed a post-tax gain of £9m/€13m. This compares with a net post-tax charge on exceptional items in 2000 of £10m/€16m.

**Net interest expense**, at £142m/€229m, was £39m/€60m higher than in the previous year principally due to the financing of the Harcourt acquisition, less the benefit of the share placing in December 2000. Net interest cover was 7 times.

**Adjusted profit before tax** at £848m/€1,365m was up 23% expressed in sterling, 21% expressed in euros, or 20% at constant exchange rates. Approximately 9% of this growth at constant rates arises from the financial benefits of the share proceeds received in December 2000 ahead of the Harcourt acquisition and 8% from the contribution post financing of the Harcourt acquisition. Dilution from disposals was 2% with a further 2% expected in 2002.

The **effective tax rate** on adjusted earnings was slightly higher at 26.3% (2000 25.9%). The **adjusted profit attributable** to shareholders of £624m/€1,005m compared to £511m/€838m in 2000, 20% higher at constant exchange rates.

***Cash flows, acquisitions, disposals and debt***
Reed Elsevier generates significant cash flows as its principal businesses do not require major fixed or working capital investments. Capital expenditure principally relates to computer equipment and investment in systems infrastructure to support electronic publishing activities.

Total capital expenditure in the year amounted to £178m/€287m, up £34m/€51m from the prior year level reflecting greater spending on IT systems and the inclusion of the Harcourt businesses. Depreciation in the year was £132m/€213m. Working capital requirements are negative overall, due to the substantial proportion of revenues received through subscription and similar advanced receipts.

**Adjusted operating cash flow**, before exceptional items, was £1,006m/€1,620m representing a conversion rate of operating profit into cash flow of 102%, up 4 percentage points on 2000. The conversion rate is flattered by the seasonality of the Harcourt operating cash flows which favour the second half. Excluding that effect, the conversion rate was approximately 85% reflecting higher capital spend in 2001 and movements in working capital.

**Free cash flow** – after interest, taxation and dividends but before acquisition spend and exceptional receipts and payments – was £459m/€738m compared to £334m/€548m in 2000. Net exceptional cash inflows of £140m/€225m include £96m/€154m proceeds from sale of businesses and £141m/€227m of reduced tax payments less exceptional acquisition related costs and restructuring.

In 2001, **acquisitions** were made for a total consideration of £3,242m/€5,219m, of which the Harcourt STM and Education and Testing businesses amounted £3,065m/€4,934m, including debt on completion of £1,040m/€1,674m. An amount of £3,097m/€4,986m was capitalised as goodwill and intangible assets. The 2001 acquisitions contributed £149m/€240m to adjusted operating profit in the year and added £286m/€460m to operating cash flow.

**Net borrowings** at 31 December 2001 were £3,229m/€5,296m, an increase of £2,796m/€4,599m on the prior year end, which principally reflects the spend on acquisitions, less free cash flow.

Gross borrowings at 31 December 2001 amounted to £3,664m/€6,009m, denominated mostly in US dollars, and were partly offset by cash balances totalling £435m/€713m invested in short term deposits and marketable securities. Approximately 93% of cash balances were held in sterling, euros and US dollars. A total of 78% of Reed Elsevier's gross borrowings were at fixed rates, including £1,528m/€2,506m of floating rate debt fixed through the use of interest rate swaps. At 31 December 2001, the fixed rate debt had a weighted average interest coupon of 6.8% and an average remaining life of 10.5 years. The net interest expense also reflects the interest yield differentials between short term investments and long term fixed rate borrowings.

**ACQUISITION OF HARCOURT**
On 12 July 2001, Reed Elsevier acquired the entire share capital of Harcourt General, Inc for US$4.45 billion (£3.2 billion/€5.2 billion) following a successful tender offer of US$59 per share of common stock or share equivalent. Certain businesses – the Harcourt Higher Education business and the Corporate & Professional Services businesses other than

**Turnover by business segment**


BUSINESS 36%
SCIENCE & MEDICAL 22%
LEGAL 29%
EDUCATION 13%

**Turnover by geographical market**


NORTH AMERICA 61%
UK 12%
THE NETHERLANDS 5%
REST OF EUROPE 13%
REST OF WORLD 9%

**Turnover by Source**


CIRCULATION 24%
EXHIBITIONS 10%
SUBSCRIPTIONS 39%
ADVERTISING 19%
OTHER 8%

educational and clinical testing – were immediately on-sold to The Thomson Corporation for US$2.06 billion, on which taxes of approximately US$0.5 billion were payable over 12 months. Harcourt General debt on completion was approximately US$1.5 billion.

Reed Elsevier retained Harcourt's Scientific, Technical and Medical (STM) business and its K-12 (Kindergarten – 12th grade) Schools Education and Testing businesses for an implied total value of approximately US$4.5 billion, including the assumption of certain corporate liabilities and looking through seasonal cashflow variations.

The acquisition was financed initially from the US$1.8 billion of cash proceeds of the joint international share offering in December 2000, the assumption of US$0.9 billion of Harcourt General public debt, and from short term commercial paper borrowings. In July 2001, US$1.5 billion of short term borrowings were refinanced through a multi-currency multi-tranche global bond offering, under which were issued US$550 million 5 year notes, €500 million 7 year notes swapped to US dollars, and US$550 million 10 year notes. Taking into account the funding mix and interest rate hedging undertaken on signing of the definitive purchase agreement, the average annual funding cost is approximately 7.2% for the incremental debt.

The Harcourt businesses acquired have seasonality in sales, profits and cashflows, most particularly in the K-12 Schools business and to a lesser extent in Health Sciences, which favours the second half of the year. On a calendar basis, in 2001, approximately 55% of sales, 65% of operating profits and all of the operating cash flow arose in the July to December period.

The benefits of this second half phasing to Reed Elsevier's reported 2001 figures was less marked than this since July is by far the most significant month for sales and profit and the Harcourt businesses are accounted for from 12 July.

A review of the goodwill and intangible assets of the Harcourt businesses indicated that an expected useful life of up to 40 years would be appropriate for these assets. Accordingly, the maximum estimated useful life under Reed Elsevier's accounting policy of amortising goodwill and intangible assets has been increased from 20 years to 40 years.

## TREASURY POLICIES

The Boards of Reed International and Elsevier have requested that Reed Elsevier plc and Elsevier Finance BV have due regard to the best interests of Reed International and Elsevier shareholders in the formulation of treasury policies.

Financial instruments are used to finance the Reed Elsevier business and to hedge transactions. Reed Elsevier's businesses do not enter into speculative transactions. The main risks faced by Reed Elsevier are liquidity risk, interest rate risk and foreign currency risk. The Boards of the parent companies agree overall policy guidelines for managing each of these risks and the Boards of Reed Elsevier plc and Elsevier Finance SA agree policies (in conformity with parent company guidelines) for their respective business and treasury centres. These policies are summarised below and have not changed significantly since the beginning of 2001.

### *Funding*

Reed Elsevier develops and maintains a range of borrowing facilities and debt programmes to fund its requirements, at short notice and at competitive rates. The significance of Reed Elsevier plc's US operations means that the majority of debt is denominated in US dollars and is raised in the US debt markets. A mixture of short term and long term debt is utilised and Reed Elsevier maintains a maturity profile to facilitate refinancing. Reed Elsevier's policy is that no more than US$1,000m of long term debt should mature in any 12-month period. In addition, minimum proportions of net debt with maturities over three years and five years are specified, depending on the level of the total borrowings.

**Use of adjusted operating cash flow**


FREE CASH FLOW
£459m/€738m
TAXATION
£178m/€287m
DIVIDENDS
£255m/€411m
NET INTEREST
£114m/€184m

**Currency profile – 2001 adjusted pre-tax profit**


STERLING 24%
US DOLLAR 34%
EURO 37%
OTHER 5%

**Currency profile – 2001 net cash/borrowings**


0
£56m
€92m
OTHER
US DOLLAR
STERLING
EURO
£159m
€261m
£55m
€91m
£3,071m
€5,036m

During 2001, the debt maturity profile of Reed Elsevier was lengthened considerably following the Harcourt acquisition, with the assumption of US$0.9 billion of Harcourt General public term debt and the US$1.5 billion global bond offering in July. After taking account of the maturity of committed bank facilities that back short term borrowings, at 31 December 2001, all debt had a maturity beyond one year, with 24% maturing in December of the second year, 14% in the third year, 15% in the fourth and fifth years, 32% in five to ten years, and 15% beyond ten years.

Security of funding for the acquisition of Harcourt General was provided by a US$8.5 billion credit facility arranged in October 2000 and syndicated in December 2000. On completion in July 2001, this facility had been substantially reduced following the successful renegotiation of US$1.0 billion of other committed facilities, receipt of the US$1.8 billion share placement proceeds, assumption of the US$0.9 billion Harcourt General public debt and receipt of the Thomson on-sale proceeds. Following the US$1.5 billion term debt issue later in July, the facility was cancelled down to its 31 December 2001 level of US$2.5 billion.

At 31 December 2001, Reed Elsevier had access to US$3.5 billion of committed bank facilities which principally provide back up for short term debt but also security of funding for future acquisition spend in the event that commercial paper markets are not available.

***Interest rate exposure management***

Reed Elsevier's interest rate exposure management policy is aimed at reducing the exposure of the combined businesses to changes in interest rates. The proportion of interest expense that is fixed on net debt is determined by reference to the level of net interest cover. Reed Elsevier uses fixed rate term debt, interest rate swaps, forward rate agreements and a range of interest rate options to manage the exposure. Interest rate derivatives are used only to hedge an underlying risk and no net market positions are held.

At 31 December 2001, approximately 95% of Reed Elsevier's net debt is denominated in US dollars on which approximately 80% of forecast net interest expense absent acquisitions is capped for the next three years. This capped percentage reduces thereafter over time, with all interest rate derivatives and over two thirds of fixed rate term debt having matured by 2009 and 2011 respectively.

At 31 December 2001, fixed rate term debt (not swapped back to floating rate) amounted to US$1.9 billion and had a weighted average life remaining of 19.7 years (31 December 2000 13.4 years). Interest rate derivatives in place at 31 December 2001 which fix or cap the interest cost on an additional US$2.0 billion of variable rate US dollar debt, have a weighted average maturity of 3 years.

On launch of the US$1.5 billion multi currency global bond offering in July 2001, Reed Elsevier managed its fixed to floating rate mix to comply with policy limits by simultaneously swapping the fixed rate euro notes into variable rate dollars and by swapping the five year fixed rate US dollar notes into variable rate dollars. In this way, Reed Elsevier secured term funding whilst retaining its preferred balance of fixed rate and variable rate debt.

***Foreign currency exposure management***

Translation exposures arise on the earnings and net assets of business operations in countries other than those of the parent companies. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars.

Currency exposures on transactions denominated in a foreign currency are required to be hedged using forward contracts. In addition, recurring transactions and future investment exposures may be hedged, within defined limits, in advance of becoming contractual. The precise policy differs according to the commercial situation of the individual businesses. Expected future net cash flows may be covered for sales expected for up to the next 12 months (50 months for Elsevier Science subscription businesses up to limits staggered by duration). Cover takes the form of foreign exchange forward contracts.

At the year-end, the amount of outstanding foreign exchange cover in respect of future transactions was £0.5 billion/€0.8 billion.

***European Economic and Monetary union***

On 1 January 2002, the euro fully replaced the local currencies of the 12 European countries now participating in European Economic and Monetary Union ("EMU"). The Netherlands is a participant; the United Kingdom is not.

The implications for Reed Elsevier businesses have been low relative to many other multinational European companies. Principally this is because, with the significant exception of Elsevier Science, which already publishes global prices, Reed Elsevier's businesses price in the local currency of the country in which they operate and have limited cross border trade. As a result, the most significant issue arising was the timing of euro based marketing and invoicing and the transfer to euro denominated business and financial systems. In this respect, during 2001, Reed Elsevier businesses had put in place systems to accommodate the euro.

**ELSEVIER REED FINANCE BV**

***Structure***

Elsevier Reed Finance BV, the Dutch resident parent company of the Elsevier Reed Finance BV group ("ERF"), is directly owned by Reed International and Elsevier. ERF provides treasury, finance and insurance services to the Reed Elsevier plc businesses through its subsidiaries in Switzerland: Elsevier Finance SA ("EFSA"), Elsevier Properties SA ("EPSA") and Elsevier Risks SA ("ERSA"). These three Swiss companies are organised under one Swiss holding company, which is in turn owned by Elsevier Reed Finance BV.

***Activities***

EFSA, EPSA and ERSA each focus on their own specific area of expertise.

EFSA is the principal treasury centre for the combined businesses. It is responsible for all aspects of treasury advice and support for Reed Elsevier plc's businesses operating in Continental Europe and certain other territories and undertakes foreign exchange and derivatives dealing services for the whole of Reed Elsevier. EFSA also provides Reed Elsevier plc businesses with financing for acquisitions and product development and manages cash pools and investments.

EPSA is responsible for the exploitation of tangible and intangible property rights whilst ERSA is responsible for insurance activities relating to risk retention.

***Major developments***

During the year, additional loans to Reed Elsevier plc businesses in the US of US$2.5 billion were made, of which US$2.2 billion was to finance the acquisition of Harcourt General, Inc. Additional loans to Reed Elsevier plc businesses in Europe of €0.1 billion were made. To fund this additional lending and to provide capacity to meet new lending requests, ERF raised US$1.3 billion by means of a rights issue to which both Reed International and Elsevier subscribed and the funds were contributed to EFSA. A US$3 billion US commercial paper programme had been established by EFSA in December 2000 in anticipation of the new loans. Following this increase in debt, EFSA is developing alternative routes for issuing term debt outside of the Swiss domestic public market to diversify its sources of funding.

EFSA continued to advise Reed Elsevier plc businesses on the treasury implications of the introduction of the euro and all euro transfer programmes progressed according to plan, with no major issues arising following the conversion in January 2002. EFSA also organised bank tenders in several European and Asian countries and implemented cash-pooling arrangements. It also advised Reed Elsevier plc companies in Europe on the establishment of collection mechanisms for payments arising from internet portal services. The volume of foreign exchange dealt by EFSA during 2001 amounted to approximately US$0.8 billion equivalent.

The average balance of cash under management, on behalf of Reed Elsevier plc and its parent companies, was approximately US$1.1 billion.

***Liabilities and assets***

At the end of 2001, 91% (2000 87%) of ERF's gross assets were held in US dollars, including US$6.8 billion in loans to Reed Elsevier plc subsidiaries. The euro currency block represented 9% of total assets (2000 12%).

Liabilities included US$1.2 billion in US dollars and US$0.6 billion equivalent in euro currencies, borrowed under the US and euro commercial paper programmes, the Swiss domestic bond and committed bank credit facilities.

PARENT COMPANIES

| | Reed International | | | Elsevier | | |
|---|---|---|---|---|---|---|
| | **2001 £m** | 2000 £m | % change | **2001 €m** | 2000 €m | % change |
| Reported profit attributable | **61** | 11 | | **101** | 27 | |
| Adjusted profit attributable | **330** | 270 | 22% | **503** | 419 | 20% |
| Average exchange rate €:£ | **1.61** | 1.64 | | **1.61** | 1.64 | |
| Reported earnings per share | **4.8p** | 1.0p | | **€0.13** | €0.04 | |
| Adjusted earnings per share | **26.1p** | 23.3p | 12% | **€0.64** | €0.59 | 8% |
| Dividend per share | **10.5p** | 10.0p | 5% | **€0.30** | €0.28 | 7% |

The results of Reed International reflect its shareholders' 52.9% economic interest in the Reed Elsevier combined businesses. The results of Elsevier reflect its shareholders' 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed International and Elsevier shareholders take account of Reed International's interest in Elsevier. Both parent companies equity account for their respective shares in the Reed Elsevier combined businesses.

PARENT COMPANIES

***Profit and loss account***

**Adjusted earnings per share** for Reed International were 26.1p, up 12% on the previous year, and for Elsevier were €0.64, an increase of 8%. The difference in percentage change is entirely attributable to the impact of currency movements on the translation of reported results. At constant rates of exchange, the adjusted earnings per share of both companies would have shown an increase of 10% over the previous year.

After their share of the exceptional items and the charge in respect of goodwill and intangible assets amortisation, the **reported earnings per share** of Reed International after tax credit equalisation and Elsevier were 4.8p and €0.13, compared to 1.0p and €0.04 respectively in 2000.

The Reed International and Elsevier annual reports and financial statements are presented on pages 56 to 81.

***Dividends***

Dividends to Reed International and Elsevier shareholders are equalised at the gross level, including the benefit of the UK attributable tax credit of 10% received by certain Reed International shareholders. The exchange rate used for each dividend calculation – as defined in the Reed Elsevier merger agreement – is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend.

The Board of Reed International has proposed a final dividend of 7.4p, giving a total dividend of 10.5p for the year, up 5% on 2000. The Boards of Elsevier, in accordance with the dividend equalisation arrangements, have proposed a final dividend of €0.21. This results in a total dividend of €0.30 for the year, 7% higher than in 2000. The difference in percentage growth is attributable to currency movements.

**Dividend cover** for Reed International, using adjusted earnings, was 2.5 times. For Elsevier, the adjusted dividend cover was 2.1 times. Measured for the combined businesses, dividend cover was 2.3 times compared with 2.1 times in 2000.

**STRUCTURE**

***Corporate structure***

Reed Elsevier came into existence in January 1993, when Reed International and Elsevier contributed their businesses to two jointly owned companies, Reed Elsevier plc, a UK registered company which owns the publishing and information businesses, and Elsevier Reed Finance BV, a Dutch registered company which owns the financing activities. Reed International and Elsevier have retained their separate legal and national identities and are publicly held companies with separate stock exchange listings in Amsterdam, London and New York.

***Proposed name changes***

Following the harmonisation of the Boards of Reed International, Elsevier and Reed Elsevier plc during 1999, and in recognition of the benefits of this management structure and the equivalence of economic interests, a proposal will be submitted to the forthcoming Annual General Meeting of Reed International to change that company's name to Reed Elsevier PLC. Similarly, a proposal will be submitted to the forthcoming Annual General Meeting of Elsevier to change that company's name to Reed Elsevier NV. The existing company that owns the publishing and information businesses, currently named Reed Elsevier plc, will, in turn, change its name to Reed Elsevier Group plc.

The above changes will not affect the equalisation ratio or the economic interests that Reed International and Elsevier shareholders have in Reed Elsevier.

***Equalisation arrangements***

Reed International and Elsevier each hold a 50% interest in Reed Elsevier plc. Reed International holds a 39% interest in Elsevier Reed Finance BV, with Elsevier holding a 61% interest. Reed International additionally holds an indirect equity interest in Elsevier, reflecting the arrangements entered into between Reed International and Elsevier at the time of the merger, which determined the equalisation ratio whereby one Elsevier ordinary share is, in broad terms, intended to confer equivalent economic interests to 1.538 Reed International ordinary shares. The equalisation ratio is subject to change to reflect share splits and similar events that affect the number of outstanding ordinary shares of either Reed International or Elsevier.

Under the equalisation arrangements, Reed International shareholders have a 52.9% economic interest in Reed Elsevier, and Elsevier shareholders (other than Reed International) have a 47.1% economic interest in Reed Elsevier. Holders of ordinary shares in Reed International and Elsevier enjoy substantially equivalent dividend and capital rights with respect to their ordinary shares.

The Boards of both Reed International and Elsevier have agreed, except in exceptional circumstances, to recommend equivalent gross dividends (including, with respect to the dividend on Reed International ordinary shares, the associated UK tax credit), based on the equalisation ratio. A Reed International ordinary share pays dividends in sterling and is subject to UK tax law with respect to dividend and capital rights. An Elsevier ordinary share pays dividends in euros and is subject to Dutch tax law with respect to dividend and capital rights.

**CORPORATE GOVERNANCE**

***Compliance with codes of best practice***

The Boards of Reed International and Elsevier support the principles of corporate governance set out in the Combined Code – the Principles of Good Governance and Code of Best Practice, issued by the UK Financial Services Authority ("the Combined Code"), and corporate governance best practice in the Netherlands such as the recommendations of the Peters Committee.

The Boards of Reed International and Elsevier have implemented standards of corporate governance and disclosure policies applicable to companies listed on the stock exchanges of the United Kingdom and the Netherlands. The effect of this is that an obligation applying to one of Reed International or Elsevier will, where practicable and not in conflict, also be observed by the other. Reed International, which has its primary listing on the London Stock Exchange, has complied throughout the period under review with the provisions of Section 1 of the Combined Code, other than in relation to the designation of a senior independent non-executive director other than the Chairman. Although such a designation had not been made at the commencement of the period under review, the Board designated Dr Stomberg as the senior independent non-executive director during the period. Elsevier, which has its primary listing on Euronext in Amsterdam, has complied throughout the period under review with the listing rules of Euronext in Amsterdam, and best custom and practice appropriate to internationally focused Dutch companies.

The way in which the relevant principles of corporate governance are applied and complied with within Reed International, Elsevier, Reed Elsevier plc and Elsevier Reed Finance BV is described below.

Reed International and Elsevier participate in regular dialogue with institutional shareholders, and presentations on the Reed Elsevier combined businesses are made after the announcement of the interim and full year results. A trading update is provided at the respective Annual General Meetings of Reed International and Elsevier, and near the end of the financial year. The Annual General Meetings provide an opportunity for the Boards of Reed International and Elsevier to communicate with individual shareholders. The Chairman, Chief Executive Officer,

Chairman of the Remuneration Committee and other directors are available to answer questions from shareholders. The interim and annual results announcements and presentations, together with other important announcements concerning Reed Elsevier, are made available on the Reed Elsevier website (www.reedelsevier.com).

**BOARDS**

The Boards of Reed International, Elsevier, Reed Elsevier plc and Elsevier Reed Finance BV each comprise a balance of executive and non-executive directors who bring a wide range of skills and experience to the deliberations of the Boards. Each of the Boards meet regularly.

The Boards of Reed International, Elsevier and Reed Elsevier plc are harmonised. Subject to approval by the respective shareholders, all the directors of Reed Elsevier plc are also directors of Reed International and of Elsevier. No individual may be appointed to the Boards of Reed International, Elsevier or Reed Elsevier plc unless recommended by the joint Nominations Committee, although the Reed International and Elsevier shareholders maintain their rights to appoint individuals to their respective Boards, in accordance with the provisions of the Articles of Association of those companies.

Lord Sharman was appointed a non-executive director of Reed International and Reed Elsevier plc on 1 January 2002. A resolution will be proposed at the forthcoming Elsevier Annual General Meeting to appoint Lord Sharman as a member of the Elsevier Supervisory Board.

On appointment, directors receive training appropriate to their level of previous experience. All directors have access to the services of the Company Secretaries and may take independent professional advice in the furtherance of their duties, at the company's expense.

All Reed International and Elsevier directors are subject to retirement at least every three years, and are able then to make themselves available for re-election by shareholders at their respective Annual General Meetings. At the Reed International Annual General Meeting to be held on 9 April 2002, Messrs Brock, Davis and Haank will retire by rotation. Lord Sharman, having been appointed a director since the last Annual General Meeting, will also retire. At the Elsevier Annual General Meeting to be held on 10 April 2002, Messrs Brock, Davis and Haank will retire by rotation. Being eligible, these directors of Reed International and Elsevier will offer themselves for re-election. David Webster, who has served on the Reed International Board since 1992, the Reed Elsevier plc Board since 1993 and the Elsevier Board since 1999, will also retire by rotation at the conclusion of the 2002 Annual General Meetings and will not be seeking re-election.

The Boards of Reed International and Elsevier comprise a majority of independent non-executive directors, none of whom is involved in any business relationship with Reed Elsevier, with the exception of Steven Perrick, who is a partner in Freshfields Bruckhaus Deringer, an international firm of advisers who provide legal advice to Reed Elsevier. As a general rule, non-executive directors of Reed International and members of the Elsevier Supervisory Board serve on the respective Board for a maximum period of ten years.

The non-executive directors meet on an annual basis to review the performance of individual directors and the functioning and constitution of the Boards as a whole.

***Reed International***

The Reed International Board consists of executive directors: Crispin Davis (Chief Executive Officer), Mark Armour (Chief Financial Officer), Gerard van de Aast, Derk Haank and Andrew Prozes, and non-executive directors: Morris Tabaksblat (Chairman), John Brock, Roelof Nelissen, Steven Perrick, Lord Sharman, Rolf Stomberg (senior independent non-executive director) and David Webster.

***Elsevier***

Elsevier has a two-tier board structure comprising a Supervisory Board, all of whom are non-executives and an Executive Board. The members of the Supervisory Board are Morris Tabaksblat (Chairman), Dien de Boer-Kruyt, John Brock, Roelof Nelissen, Steven Perrick, Rolf Stomberg and David Webster. The Executive Board comprises Crispin Davis (Chief Executive Officer), Mark Armour (Chief Financial Officer), Gerard van de Aast, Derk Haank and Andrew Prozes.

***Reed Elsevier plc***

The Reed Elsevier plc Board consists of five executive directors and seven non-executive directors. Biographical information in respect of the members of the Board appears on page 31 of the Annual Review and Summary Financial Statements. Biographical information in respect of Dien de Boer-Kruyt, the member of the Elsevier Supervisory Board who does not serve on the Reed International and Reed Elsevier plc Boards, appears on page 41 of the Annual Review and Summary Financial Statements.

***Elsevier Reed Finance BV***

The Supervisory Board of Elsevier Reed Finance BV comprises Roelof Nelissen (Chairman), Mark Armour, Dien de Boer-Kruyt and Steven Perrick, with the Management Board consisting of Cornelis Alberti, Willem Boellaard and Jacques Billy. Appointments to the Supervisory and Management Boards are made by the shareholders, in accordance with the company's Articles of Association.

**COMMITTEES**

***Audit Committees***

Reed International, Elsevier and Reed Elsevier plc have established Audit Committees which comprise only non-executive directors, the majority of whom are independent. The committees, which meet regularly, are chaired by David Webster, the other members being Steven Perrick and Roelof Nelissen. Lord Sharman also became a member of the Reed International and Reed Elsevier plc committees, following his appointment as a director of those companies in January 2002. The committees are responsible for reviewing matters relating to the financial affairs of the companies, internal control policies and the internal and external audit programmes. This includes, for example, reviewing accounting policies, compliance with accounting standards and other statutory requirements, and matters relating to risk management and the effectiveness of internal controls. The committees also consider the appointment and fees of external auditors, including the nature and extent of non-audit services provided by the auditors. The Director of Internal Audit and senior representatives of the external auditors of the respective companies attend meetings of the committees.

***Nominations Committee***

Reed International and Elsevier have established a joint Nominations Committee which is chaired by Morris Tabaksblat, the other members being Crispin Davis, Steven Perrick and Rolf Stomberg. The committee meets regularly and its terms of reference include assessing the performance of the directors, assuring Board succession and making recommendations to the Boards of Reed International, Elsevier and Reed Elsevier plc concerning the appointment or reappointment of directors to, and the retirement of directors from, those Boards.

In conjunction with the Chairman of the Reed Elsevier plc Remuneration Committee and external consultants, the committee is also responsible for developing proposals for the remuneration and fees for new directors.

***Remuneration Committee***

Reed Elsevier plc has established a Remuneration Committee which comprises only independent non-executive directors. The committee, which meets regularly, is chaired by Rolf Stomberg, the other members being John Brock and Roelof Nelissen. The committee is responsible for recommending to the Board the remuneration in all its forms of executive directors of Reed Elsevier plc, and provides advice to the Chief Executive Officer on the remuneration of executives at a senior level below the Board.

The fees of non-executive directors are determined by each of the Boards as a whole.

A report prepared by the Remuneration Committee, and approved by the Boards of Reed International, Elsevier and Reed Elsevier plc, appears on pages 17 to 23. This report also serves as disclosure of the directors' remuneration and interests in shares of the two parent companies, Reed International and Elsevier.

***Strategy Committee***

Reed Elsevier plc has established a Strategy Committee which is chaired by Morris Tabaksblat, the other members being Crispin Davis, John Brock and David Webster. The committee meets regularly and its terms of reference include reviewing the major features of the strategy proposed by the Chief Executive Officer, and subsequently recommending the proposed strategy to the Board. The committee is also responsible for reviewing any acquisition or investment, which would have major strategic or structural implications for Reed Elsevier plc.

**INTERNAL CONTROL**

***Parent companies***

The Boards of Reed International and Elsevier exercise independent supervisory roles over the activities and systems of internal control of Reed Elsevier plc and Elsevier Reed Finance BV. They approve the strategies and annual budgets of each company, and receive regular reports on their operations, including their treasury and risk management activities. The Boards of Reed International and Elsevier have each adopted a schedule of matters which are required to be brought to the respective Board for decision. Major transactions proposed by the Boards of Reed Elsevier plc or Elsevier Reed Finance BV require the approval of the Boards of both Reed International and Elsevier.

The Reed International and Elsevier Audit Committees meet on a regular basis to review the systems of internal control of Reed Elsevier plc and Elsevier Reed Finance BV.

***Operating companies***

The Board of Reed Elsevier plc is responsible for the system of internal control of the Reed Elsevier publishing and information businesses, while the Boards of Elsevier Reed Finance BV are responsible for the system of internal control in respect of the finance group activities. The Boards of Reed Elsevier plc and Elsevier Reed Finance BV are also responsible for reviewing the effectiveness of their system of internal control. The objective of these systems is to manage, rather than eliminate, the risk of failure to achieve business objectives. Accordingly, they can only provide reasonable, but not absolute, assurance against material misstatement or loss.

In accordance with the guidance published by the Internal Control Working Party of the Institute of Chartered Accountants in England & Wales (the Turnbull Report), the Boards of Reed Elsevier plc and Elsevier Reed Finance BV have implemented an ongoing process for identifying, evaluating and managing the significant risks faced by their respective businesses. This process has been in place throughout the year ended 31 December 2001 and up to the date of the approvals of the Annual Reports and Financial Statements.

***Reed Elsevier plc***

Reed Elsevier plc has an established framework of procedures and internal controls, which is set out in a group Policies and Procedures Manual, and with which the management of each business is required to comply. Group businesses are required to maintain systems of internal control, which are appropriate to the nature and scale of their activities and address all significant operational and financial risks that they face. The Board of Reed Elsevier plc has adopted a schedule of matters that are required to be brought to it for decision.

Each business group has identified and evaluated its major risks, the controls in place to manage those risks and the level of residual risk accepted. Risk management and control procedures have been further embedded into the operations of the business, including the monitoring of progress in areas of improvement which came to management and Board attention. The major risks identified include business continuity, protection of IT systems and data, challenges to intellectual property rights, management of strategic and operational change, evaluation and integration of acquisitions, and recruitment and retention of personnel.

The major strategic risks facing the Reed Elsevier plc businesses are considered by the Strategy Committee. Litigation and other legal and regulatory matters are managed by legal directors in Europe and the United States.

The Reed Elsevier plc Audit Committee receives regular reports on the management of material risks and reviews these reports with executive management. The Audit Committee also receives regular reports from both internal and external auditors on internal control matters. In addition, each Business Group is required, at the end of the financial year, to review the effectiveness of its internal controls and report its findings on a detailed basis to the management of Reed Elsevier plc. These reports are summarised and, as part of the annual review of effectiveness, submitted to the Audit Committee of Reed Elsevier plc. The Chairman of the Audit Committee reports to the Board on any significant internal control matters arising.

***Elsevier Reed Finance BV***

Elsevier Reed Finance BV has established policy guidelines, which are applied for all Elsevier Reed Finance BV companies. The Boards of Elsevier Reed Finance BV have adopted schedules of matters that are required to be brought to them for decision. Procedures are in place for monitoring the activities of the finance group, including a comprehensive treasury reporting system. The major risks affecting the finance group have been identified and evaluated and are subject to regular review. The internal control system of Elsevier Reed Finance BV is reviewed each year by its external auditors. The controls in place to manage these risks and the level of residual risk accepted are monitored by the Boards.

***Annual review***

As part of the year end procedures, the Boards of Reed International, Elsevier, Reed Elsevier plc and Elsevier Reed Finance BV have reviewed the effectiveness of the systems of internal control during the last financial year.

**RESPONSIBILITIES IN RESPECT OF THE FINANCIAL STATEMENTS**

The directors of Reed International, Elsevier, Reed Elsevier plc and Elsevier Reed Finance BV are required to prepare financial statements as at the end of each financial period, which give a true and fair view of the state of affairs, and of the profit or loss, of the respective companies and their subsidiaries, joint ventures and associates. They are responsible for maintaining proper accounting records, for safeguarding assets, and for taking reasonable steps to prevent and detect fraud and other irregularities. The directors are also responsible for selecting suitable accounting policies and applying them on a consistent basis, making judgements and estimates that are prudent and reasonable.

Applicable accounting standards have been followed and the Reed Elsevier combined financial statements, which are the responsibility of the directors of Reed International and Elsevier, are prepared using accounting policies which comply with both UK and Dutch Generally Accepted Accounting Principles.

**GOING CONCERN**

The directors of Reed International and Elsevier, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the financial statements.

**REMUNERATION COMMITTEE**

This report has been prepared by the Remuneration Committee of Reed Elsevier plc and approved by the boards of Reed International and Elsevier.

The Remuneration Committee is responsible for recommending to the board the remuneration (in all its forms), and the terms of the service contracts and all other terms and conditions of employment of the executive directors. The committee also provides advice to the Chief Executive Officer on major policy issues affecting the remuneration of executives at a senior level below the board. The committee draws on external professional advice as necessary in making its recommendations.

The Remuneration Committee, which is chaired by Dr Rolf Stomberg, consists wholly of independent non-executive directors: John Brock, Roelof Nelissen and Rolf Stomberg.

**REMUNERATION OF NON-EXECUTIVE DIRECTORS**

The remuneration of the non-executive directors is determined by the board with the aid of external professional advice.

The non-executive directors' remuneration consists only of fees.

**COMPLIANCE WITH THE BEST PRACTICE PROVISIONS**

In designing its performance-related remuneration policy, the Remuneration Committee has complied with Schedule A of the Combined Code – the Principles of Good Governance and Code of Best Practice, issued by the UK Financial Services Authority ("the Combined Code").

In relation to disclosure of directors' remuneration, Reed International, a UK company listed on the London Stock Exchange, has complied with Schedule B of the Combined Code.

**REMUNERATION POLICY**

In determining its policy on senior executive remuneration, including the directors, the committee's principal objective is to attract, retain and motivate people of the highest calibre and experience needed to shape and execute the strategy and deliver shareholder value in the context of an ever more competitive and increasingly global employment market.

The Remuneration Committee also has regard to, and balances as far as is practicable, the following objectives:

(i) to ensure that it maintains a competitive package of pay and benefits, commensurate with comparable packages available within other multinational companies operating in global markets and, where appropriate, reflecting local practice operating within the country in which an individual director is based;

(ii) to ensure that it encourages enhanced performance by directors and fairly recognises the contribution of individual directors to the attainment of the results of the Reed Elsevier plc group, whilst also encouraging a team approach which will work towards achieving the long term strategic objectives of the Reed Elsevier plc group;

(iii) to link reward to individual director's performance and company performance so as to align the interests of the directors with the shareholders of the parent companies.

The remuneration of executive directors consists of the following elements:

- Base salary, which is based on comparable positions in businesses of similar size and complexity. Salaries are reviewed annually by the Remuneration Committee.
- A variable annual cash bonus, based on achievement of specific realistic but stretching financial and individual performance-related targets. Targets are set at the beginning of the year by the Remuneration Committee. The maximum potential bonus for the European Directors is 60% of basic salary. The maximum potential bonus payable to a US based director is 90% of basic salary.
- Share options, where the directors and other senior executives are granted options annually over shares in Reed International and Elsevier at the market price at the date of grant. The Remuneration Committee approves the grant of any option and sets performance conditions attaching to options.
- A longer term incentive arrangement ("LTIP") under which a one-off grant of options of between 10 and 20 times salary was made during 2000. The LTIPs were granted at market value at the date of grant, and are exercisable after 5 years, subject to the achievement of highly demanding performance conditions.
- Post-retirement benefits, which comprise only pensions, where Reed Elsevier plc group companies have different retirement schemes which apply depending on local competitive market practice, length of service and age of the director. The only element of remuneration that is pensionable is base salary.

**SERVICE CONTRACTS**

Each of the executive directors has a service contract, the notice periods of which are described below:

(i) M H Armour was appointed a director in July 1996 and his service contract, which is subject to English law, provides for a notice period of twenty-four months.

(ii) C H L Davis was appointed a director in September 1999. His service contract, which is subject to English law, provides for a notice period of twelve months. In the event of loss of employment on a change of control before 1 September 2002, twelve months' salary would be payable to C H L Davis in addition to any other sums payable on termination.

(iii) D J Haank was appointed a director in November 1999. His service contract, which is subject to Dutch law, provides for six months' notice and, in the event of termination without cause by the company, eighteen months' salary and employer's pension contributions would be payable by way of liquidated damages.

(iv) A Prozes was appointed a director in August 2000. His service contract, which is subject to New York law, provides that, in the event of termination without cause by the company, twelve months' base salary would be payable.

(v) G J A van de Aast was appointed a director in December 2000 and his service contract, which is subject to English law, provides for a notice period of twelve months.

The notice periods in respect of individual directors have been reviewed by the Remuneration Committee. The committee believes that as a general rule for future contracts, the notice period should be twelve months, and that the directors should, subject to practice within the country in which the director is based, be required to mitigate their damages in the event of termination. The committee will, however, have regard to local market conditions so as to ensure that the terms offered are appropriate to recruit and retain key executives operating in a global business.

The non-executive directors do not have service contracts.

**EXTERNAL APPOINTMENTS**

Executive directors may, subject to the approval of the Chairman and the Chief Executive Officer, serve as non-executive directors on the boards of up to two non-associated companies and may retain remuneration arising from such non-executive directorships. The committee believes that the Reed Elsevier plc group can benefit from the broader experience gained by executive directors in such appointments.

**EMOLUMENTS OF THE DIRECTORS**

The emoluments of the directors of Reed Elsevier plc (including any entitlement to fees or emoluments from either Reed International, Elsevier or Elsevier Reed Finance BV) were as follows:

*a) Aggregate emoluments*

| | £000 | | €000 | |
|---|---|---|---|---|
| | **2001** | 2000 | **2001** | 2000 |
| Salaries and fees | **2,790** | 2,068 | **4,492** | 3,391 |
| Benefits | **75** | 66 | **121** | 108 |
| Annual performance-related bonuses | **1,056** | 835 | **1,700** | 1,368 |
| Pension contributions | **218** | 786 | **351** | 1,289 |
| Pension to former director | **241** | 230 | **388** | 377 |
| One-off bonuses | **–** | 461 | **–** | 757 |
| Compensation and payments in respect of a former director | **–** | 581(i) | **–** | 953(i) |
| Total | **4,380** | 5,027 | **7,052** | 8,243 |

*b) Individual emoluments of executive directors*

| | £ | | | | | € | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Salary | Benefits | Bonus | **Total** | 2000 | Salary | Benefits | Bonus | **Total** | 2000 |
| M H Armour | 415,002 | 20,123 | 163,298 | **598,423** | 570,543 | 668,153 | 32,398 | 262,910 | **963,461** | 935,690 |
| C H L Davis | 810,000 | 20,324 | 315,333 | **1,145,657** | 1,102,547 | 1,304,100 | 32,722 | 507,686 | **1,844,508** | 1,808,177 |
| D J Haank | 333,749 | 10,790 | 143,023 | **487,562** | 345,145 | 537,336 | 17,373 | 230,267 | **784,976** | 566,037 |
| A Prozes (from 7.8.2000) | 555,555 | 8,731 | 380,278 | **944,564** | 908,547(ii) | 894,444 | 14,057 | 612,248 | **1,520,749** | 1,490,016(ii) |
| G J A van de Aast (from 6.12.2000) | 325,000 | 15,108 | 54,178 | **394,286** | 28,364 | 523,250 | 24,324 | 87,227 | **634,801** | 46,516 |
| Salary, benefits and bonus of a former director | | | | | 135,772(i) | | | | | 222,665(i) |
| | | | | **3,570,492** | 3,090,918 | | | | **5,748,495** | 5,069,101 |

(i) Details of salary, benefits, bonus and compensation payments to a former director were set out in the 2000 Remuneration Report.

(ii) Includes a one – off bonus of £461,391 (€756,681) as compensation for loss of bonus from his previous employment.

Taking into account gains of £253,777 (€408,581) on the exercise of share options, A Prozes was the highest paid director in 2001.

*c) Pensions*

The Remuneration Committee reviews the pension arrangements for the executive directors to ensure that the benefits provided are consistent with those provided by other multinational companies in its principal countries of operation.

The policy for executive directors based in the United Kingdom is to provide pension benefits at a normal retirement age of 60, equivalent to two thirds of base salary in the 12 months prior to retirement, provided they have completed 20 years' service with the Reed Elsevier plc group or at an accrual rate of 1/30th of pensionable salary per annum if employment is for less than 20 years. The target pension for C H L Davis at normal retirement age of 60 is 45% of base salary in the 12 months prior to retirement. In 1989, the Inland Revenue introduced a cap on the amount of pension that can be provided from an approved pension scheme. M H Armour's, G J A van de Aast's and C H L Davis's pension benefits will be provided from a combination of the Reed Elsevier Pension Scheme and the company's unapproved, unfunded pension arrangements.

D J Haank is a member of the Dutch pension scheme, and his pension at normal retirement age of 60 will be up to 70% of his final annual salary.

The target pension for A Prozes, a US based director, is US$265,000 per annum, which becomes payable on retirement only if he completes a minimum of 7 years' service. This pension has no associated contingent benefits for a spouse or dependents, and will be reduced in amount by the value of any other retirement benefits payable by the company or any former employer, other than those attributable to employee contributions.

The pension arrangements for all the directors include life assurance cover whilst in employment, an entitlement to a pension in the event of ill health or disability and, except in the case of A Prozes, a spouse's and/or dependents' pension on death.

The increase in the transfer value of the directors' pension, after deduction of contributions, is shown below:

| | £ | | | € | | |
|---|---|---|---|---|---|---|
| | Increase in accrued annual pension during the period | Total accrued annual pension as at 31.12.2001 | Transfer value increase after deduction of directors' contributions | Increase in accrued annual pension during the period | Total accrued annual pension as at 31.12.2001 | Transfer value increase after deduction of directors' contributions |
| M H Armour | 16,497 | 95,650 | 176,325 | 26,560 | 153,996 | 283,883 |
| C H L Davis | 39,920 | 89,111 | 549,662 | 64,271 | 143,469 | 884,956 |
| D J Haank | 43,469 | 119,331 | 358,574 | 69,985 | 192,123 | 577,304 |
| A Prozes | – | – | – | – | – | – |
| G J A van de Aast | 10,794 | 11,753 | 101,756 | 17,378 | 18,922 | 163,827 |

The transfer value increase in respect of individual directors represents a liability in respect of directors' pension entitlement, and is not an amount paid or payable to the director.

*d) Individual emoluments of non-executive directors*

| | £ | | € | |
|---|---|---|---|---|
| | **2001** | 2000 | **2001** | 2000 |
| J F Brock | **35,404** | 34,220 | **57,000** | 56,120 |
| R J Nelissen | **35,404** | 34,304 | **57,000** | 56,258 |
| S Perrick | **35,404** | 34,304 | **57,000** | 56,258 |
| R W H Stomberg | **35,404** | 34,220 | **57,000** | 56,120 |
| M Tabaksblat | **173,913** | 168,202 | **280,000** | 275,851 |
| D G C Webster | **35,404** | 34,220 | **57,000** | 56,120 |
| | **350,933** | 339,470 | **565,000** | 556,727 |

G J de Boer-Kruyt, a member of the Supervisory Board of Elsevier, received emoluments of £13,354 (€21,500) during the year (2000 £9,832, €16,125).

**SHARE OPTIONS**

Executive directors have been granted options over Reed International and Elsevier shares.

Options over shares in Reed International and Elsevier have been granted under the Reed Elsevier plc Executive Share Option Scheme, in which executive directors and other senior executives participate. The scheme grants options at the market price at the time of grant, which are normally exercisable between three and ten years from the date of grant. Since 1999 all executive share options have been granted subject to the performance condition that the compound growth in the average of the Reed International and Elsevier adjusted EPS (i.e. before exceptional items, amortisation of goodwill and intangible assets and UK tax credit equalisation) in the three years immediately preceding vesting must exceed the compound growth in the average of the UK and Dutch retail price indices by a minimum of 6%.

Grants have also been made over shares in Reed International under the Reed Elsevier plc UK SAYE Scheme, in which all eligible UK employees are invited to participate. The SAYE Scheme grants options at a maximum discount of 20% to the market price at the time of grant, and are normally exercisable after the expiry of three or five years from the date of grant.

The terms of the Reed Elsevier plc schemes have been approved by the shareholders of Reed International.

Under arrangements for Dutch based executives, options to subscribe for Reed International and Elsevier shares have been granted to members of the Elsevier Executive Board and to other senior executives. Prior to 1999 options were granted at the market price at the time of the grant and were exercisable for a period up to five years from the date of grant. Following the introduction of new tax laws in the Netherlands, the committee decided that Dutch based directors and senior executives granted options during 1999 could elect to take either a five year option at an option price representing a premium of 26% to the market price, or a ten year option at market price, or a combination of both. No grants under such arrangements have been made since 1999 and all executive share options are now awarded through the Reed Elsevier plc Executive Share Option Scheme.

**LONGER TERM INCENTIVES**

Options over shares in Reed International and Elsevier have been granted under the Reed Elsevier plc Senior Executive Long Term Incentive Scheme ("LTIP"). Implementation of the LTIP was approved by shareholders of Reed International and Elsevier at their respective Annual General Meetings in April 2000.

The terms of the LTIP permitted a one off grant of options to be made to executive directors and a limited number of key executives, over Reed International and Elsevier ordinary shares. Grants have been made to key executives responsible for reshaping the business, executing the strategy for growth announced in February 2000 and producing a sustainable improvement in shareholder value. All grants under the LTIP were approved by the Remuneration Committee, and the grant to any one individual ranged from 10 to a maximum value of 20 times salary.

Participants in the LTIP are required to build up a significant personal shareholding in Reed International and/or Elsevier. At executive director level, the requirement is that they should own shares equivalent to 1½ times salary, to be acquired over a reasonable period.

An option under the LTIP may only be exercised during the period 1 January 2005 and 31 December 2005, and then only if the performance targets have been satisfied.

The first performance condition requires the achievement of 20% per annum total shareholder return ("TSR") over three years from a base point of 436.5p per Reed International share and €10.73 for an Elsevier share, being the respective share prices on 2 May 2000. In the event that the required TSR performance is not achieved in the initial three year period, the TSR target will be extended to a maximum of five years with a corresponding increase in the growth requirement over such extended performance period.

The second performance condition requires participants to achieve individual business unit targets over the three financial years 2000-2002.

If the performance targets are not achieved, the entire option will lapse.

Details of options held by directors in the ordinary shares of Reed International and Elsevier as at 31 December 2001, and movements during the period are shown below:

*Over shares in Reed International*

| | | 1 January 2001 | Granted during the year | Option price | Exercised during the year | Market price at exercise date | 31 December 2001 | Exercisable |
|---|---|---|---|---|---|---|---|---|
| M H Armour | – Executive Scheme | 59,600 | | 400.75p | | | 59,600 | 2002-2005 |
| | | 30,000 | | 585.25p | | | 30,000 | 2002-2006 |
| | | 52,000 | | 565.75p | | | 52,000 | 2002-2007 |
| | | 66,900 | | 523.00p | | | 66,900 | 2002-2008 |
| | | 33,600 | | 537.50p | | | 33,600 | 2002-2009 |
| | | 88,202 | | 436.50p | | | 88,202 | 2003-2010 |
| | | | 62,974 | 659.00p | | | 62,974 | 2004-2011 |
| | – LTIP | 882,016 | | 436.50p | | | 882,016 | 2005 |
| | – SAYE Scheme | 3,924 | | 430.00p | | | 3,924 | 2004 |
| Total | | 1,216,242 | 62,974 | | | | 1,279,216 | |
| C H L Davis | – Executive Scheme | 160,599 | | 467.00p | | | 160,599 | 2002-2009 |
| | | 80,300 | | 467.00p | | | 80,300 | 2003-2009 |
| | | 80,300 | | 467.00p | | | 80,300 | 2004-2009 |
| | | 171,821 | | 436.50p | | | 171,821 | 2003-2010 |
| | | | 122,914 | 659.00p | | | 122,914 | 2004-2011 |
| | – Nil cost options | 535,332 | | Nil | | | 535,332 | 2002 |
| | – LTIP | 1,718,213 | | 436.50p | | | 1,718,213 | 2005 |
| | – SAYE Scheme | 5,019 | | 336.20p | | | 5,019 | 2005 |
| Total | | 2,751,584 | 122,914 | | | | 2,874,498 | |
| D J Haank | – Executive Scheme | 18,498 | | 677.25p | | | 18,498 | 2002-2004 |
| | | 18,497 | | 537.50p | | | 18,497 | 2002-2009 |
| | | 51,368 | | 436.50p | | | 51,368 | 2003-2010 |
| | | | 51,110 | 659.00p | | | 51,110 | 2004-2011 |
| | – LTIP | 513,680 | | 436.50p | | | 513,680 | 2005 |
| Total | | 602,043 | 51,110 | | | | 653,153 | |
| A Prozes | – Executive Scheme | 188,281 | | 566.00p | | | 188,281 | 2003-2010 |
| | | | 83,785 | 659.00p | | | 83,785 | 2004-2011 |
| | – LTIP | 941,406 | | 566.00p | | | 941,406 | 2005 |
| | – Nil cost options | 60,507 | | Nil | 20,169(i) | 636.50 | 40,338 | 2002-2003 |
| Total | | 1,190,194 | 83,785 | | 20,169 | | 1,253,810 | |
| G J A van de Aast | – Executive Scheme | 50,940 | | 638.00p | | | 50,940 | 2003-2010 |
| | | | 49,317 | 659.00p | | | 49,317 | 2004-2011 |
| | – LTIP | 509,404 | | 638.00p | | | 509,404 | 2005 |
| Total | | 560,344 | 49,317 | | | | 609,661 | |

(i) Retained an interest in all of the shares

The middle market price of a Reed International ordinary share during the year was in the range 492p to 700p and at 31 December 2001 was 570p.

*Over shares in Elsevier*

| | | 1 January 2001 | Granted during the year | Option price | Exercised during the year | Market price at exercise date | 31 December 2001 | Exercisable |
|---|---|---|---|---|---|---|---|---|
| M H Armour | – Executive Scheme | 20,244 | | €13.55 | | | 20,244 | 2002-2009 |
| | | 61,726 | | €10.73 | | | 61,726 | 2003-2010 |
| | | | 44,882 | €14.75 | | | 44,882 | 2004-2011 |
| | – LTIP | 617,256 | | €10.73 | | | 617,256 | 2005 |
| Total | | 699,226 | 44,882 | | | | 744,108 | |
| C H L Davis | – Executive Scheme | 95,774 | | €12.00 | | | 95,774 | 2002-2009 |
| | | 47,888 | | €12.00 | | | 47,888 | 2003-2009 |
| | | 47,888 | | €12.00 | | | 47,888 | 2004-2009 |
| | | 120,245 | | €10.73 | | | 120,245 | 2003-2010 |
| | | | 87,601 | €14.75 | | | 87,601 | 2004-2011 |
| | – LTIP | 1,202,446 | | €10.73 | | | 1,202,446 | 2005 |
| | – Nil cost options | 319,250 | | Nil | | | 319,250 | 2002 |
| Total | | 1,833,491 | 87,601 | | | | 1,921,092 | |
| D J Haank | – Executive Scheme | 35,000 | | €11.93 | 35,000(i) | €15.35 | | |
| | | 30,000 | | €14.11 | | | 30,000 | 2002 |
| | | 30,000 | | €15.25 | | | 30,000 | 2002-2003 |
| | | 10,926 | | €17.07 | | | 10,926 | 2002-2004 |
| | | 10,925 | | €13.55 | | | 10,925 | 2002-2009 |
| | | 35,949 | | €10.73 | | | 35,949 | 2003-2010 |
| | | | 36,426 | €14.75 | | | 36,426 | 2004-2011 |
| | – LTIP | 359,485 | | €10.73 | | | 359,485 | 2005 |
| | – Convertible Debentures | 6,540 | | €16.71(ii) | | | 3,920(iii) | 2002 |
| Total | | 518,825 | 36,426 | | 35,000 | | 517,631 | |
| A Prozes | – Executive Scheme | 131,062 | | €13.60 | | | 131,062 | 2003-2010 |
| | | | 59,714 | €14.75 | | | 59,714 | 2004-2011 |
| | – LTIP | 655,310 | | €13.60 | | | 655,310 | 2005 |
| | – Nil cost options | 42,120 | | Nil | 14,040(iv) | €14.38 | 28,080 | 2002-2003 |
| Total | | 828,492 | 59,714 | | 14,040 | | 874,166 | |
| G J A van de Aast | – Executive Scheme | 35,866 | | €14.87 | | | 35,866 | 2003-2010 |
| | | | 35,148 | €14.75 | | | 35,148 | 2004-2011 |
| | – LTIP | 358,658 | | €14.87 | | | 358,658 | 2005 |
| Total | | 394,524 | 35,148 | | | | 429,672 | |

(i) Retained an interest in 8,000 shares

(ii) Average price

(iii) 2,620 options, at an average option price of €15.56, lapsed unexercised during the year

(iv) Retained an interest in all of the shares

The market price of an Elsevier ordinary share during the year was in the range €10.92 to €15.64 and at 31 December 2001 was €13.28.

The aggregate notional pre-tax gain made by the directors on the exercise of Reed International and Elsevier share options during the year was £328,125 (€528,280).

There have been no changes in the options held by directors over Reed International and Elsevier ordinary shares since 31 December 2001.

**INTERESTS IN SHARES**

The interests of the directors in the issued share capital of Reed International and Elsevier at the beginning and end of the year are shown below:

| | Reed International ordinary shares | | Elsevier ordinary shares | |
|---|---|---|---|---|
| | 1 January 2001 | 31 December 2001 | 1 January 2001 | 31 December 2001 |
| M H Armour | 2,500 | 2,500 | 2,500 | 2,500 |
| J F Brock | 3,000 | 3,000 | – | – |
| C H L Davis | 44,778 | 74,071 | 31,099 | 51,953 |
| D J Haank | – | – | 10,880 | 28,880 |
| R J Nelissen | – | – | 5,000 | 5,000 |
| S Perrick | – | – | – | 972 |
| A Prozes | – | 43,329 | – | 30,360 |
| R W H Stomberg | – | – | – | – |
| M Tabaksblat | – | – | 8,000 | 8,000 |
| G J A van de Aast | – | – | – | 7,500 |
| D G C Webster | 5,000 | 5,000 | – | – |

Any ordinary shares required to fulfil entitlements under nil cost share option grants are provided by the Employee Benefit Trust ("EBT") from market purchases. As a beneficiary under the EBT, each executive director is deemed to be interested in all the shares held by the EBT which, at 31 December 2001, amounted to 2,416,207 Reed International ordinary shares and 1,412,194 Elsevier ordinary shares.

There have been no changes in the interests of the directors in the share capital of Reed International or Elsevier since 31 December 2001.

On behalf of the Board of Reed Elsevier plc

**Rolf Stomberg**
Chairman of the Remuneration Committee

# Combined financial statements

## REED ELSEVIER COMBINED FINANCIAL STATEMENTS

## ACCOUNTING POLICIES

***Basis of preparation***

The equalisation agreement between Reed International and Elsevier has the effect that their shareholders can be regarded as having the interests of a single economic group. The Reed Elsevier combined financial statements ("the combined financial statements") represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the parent companies, Reed International and Elsevier ("the combined businesses").

These financial statements are presented under the historical cost convention and in accordance with applicable UK and Dutch Generally Accepted Accounting Principles ("GAAP").

These financial statements form part of the statutory information to be provided by Elsevier, but are not for a legal entity and do not include all the information required to be disclosed by a company in its financial statements under the UK Companies Act 1985 or Dutch Civil Code. Additional information is given in the annual reports and financial statements of the parent companies set out on pages 56 to 81. A list of principal businesses is set out on page 92.

In addition to the figures required to be reported by accounting standards, adjusted profit and operating cash flow figures have been presented as additional performance measures. Adjusted profit is shown before the amortisation of goodwill and intangible assets and exceptional items. Adjusted operating cash flow is measured after dividends from joint ventures, tangible fixed asset spend and proceeds from the sale of tangible fixed assets, but before exceptional payments and proceeds.

Two new UK financial reporting standards have been adopted in the 2001 financial statements: FRS17: Retirement Benefits and FRS19: Deferred Tax. FRS17 requires additional disclosures until full implementation is mandatory in 2003. Although not mandatory for Reed Elsevier until 2002, FRS19 has been adopted early and balance sheet presentation has been restated accordingly.

***Investments***

Fixed asset investments in joint ventures and associates are accounted for under the gross equity and equity methods respectively. Other fixed asset investments are stated at cost, less provision, if appropriate, for any impairment in value. Short term investments are stated at the lower of cost and net realisable value.

***Foreign exchange translation***

The combined financial statements are presented in both pounds sterling and euros.

Balance sheet items are translated at year end exchange rates and profit and loss account items are translated at average exchange rates. Exchange translation differences on foreign equity investments and the related foreign currency net borrowings and on differences between balance sheet and profit and loss account rates are taken to reserves.

Transactions entered into in foreign currencies are recorded at the exchange rates applicable at the time of the transaction. The results of hedging transactions for profit and loss amounts in foreign currency are accounted for in the profit and loss account to match the underlying transaction.

The principal exchange rates used are set out in note 27.

***Goodwill and intangible assets***

On the acquisition of a subsidiary, associate, joint venture or business, the purchase consideration is allocated between the underlying net tangible and intangible assets on a fair value basis, with any excess purchase consideration representing goodwill.

Acquired goodwill and intangible assets are capitalised and amortised systematically over their estimated useful lives up to a maximum period of 40 years, subject to impairment review. For financial years prior to the year ended 31 December 2001, a maximum period of 20 years was applied. In view of the longevity of the intangible assets and goodwill relating to the Harcourt publishing businesses acquired in the year, the maximum period has been extended to 40 years and has been applied in respect of these assets. The useful lives of the intangible assets and goodwill relating to previously acquired businesses have been re-assessed and those relating to science and medical publishing have been extended to conform with those of the Harcourt assets with which they are being integrated, with the effect of reducing annual amortisation by £20m/€32m. The longevity of these assets is evidenced by their long established and well regarded brands and imprints, and their characteristically stable market positions.

Intangible assets comprise publishing rights and titles, databases, exhibition rights and other intangible assets, which are stated at fair value on acquisition and are not subsequently revalued.

***Tangible fixed assets***

Tangible fixed assets are stated in the balance sheet at cost less accumulated depreciation. No depreciation is provided on freehold land.

Freehold buildings and long leases are depreciated over their estimated useful lives. Plant, equipment and computer systems are depreciated on a straight line basis at rates from 5%–33%. Short leases are written off over the duration of the lease.

***Finance leases***

Assets held under leases which confer rights and obligations similar to those attaching to owned assets are capitalised as tangible fixed assets and the corresponding liability to pay rentals is shown net of interest in the accounts as obligations under finance leases. The capitalised values of the assets are written off on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The interest element of the lease payments is allocated so as to produce a constant periodic rate of charge.

***Operating leases***

Operating lease rentals are charged to the profit and loss account on a straight line basis over the period of the leases.

**ACCOUNTING POLICIES** (continued)

***Inventories and pre-publication costs***

Inventories and pre-publication costs are stated at the lower of cost, including appropriate attributable overheads, and estimated net realisable value. Pre-publication costs, representing costs incurred in the origination of content prior to publication, are expensed systematically over the economic lives of the related products, generally up to five years.

***Financial instruments***

Payments and receipts on interest rate hedges are accounted for on an accruals basis over the lives of the hedges and included respectively within interest payable and interest receivable in the profit and loss account. Gains and losses on foreign exchange hedges, other than in relation to net currency borrowings hedging equity investments, are recognised in the profit and loss account on maturity of the underlying transaction. Gains and losses on net currency borrowings hedging equity investments are taken to reserves. Gains and losses arising on hedging instruments that are closed out due to the cessation of the underlying exposure are taken directly to the profit and loss account.

Currency swap agreements are valued at exchange rates ruling at the balance sheet date with net gains and losses being included within short term investments or borrowings. Interest payable and receivable arising from the swap is accounted for on an accruals basis over the life of the swap.

Finance costs associated with debt issuances are charged to the profit and loss account over the life of the related borrowings.

***Turnover***

Turnover represents the invoiced value of sales less anticipated returns on transactions completed by performance, excluding customer sales taxes and sales between the combined businesses.

Sales are recognised for the various revenue sources as follows: subscriptions – over the period of the subscription; circulation – on despatch; advertising – on publication or period of online display; exhibitions – on exhibition date; educational testing contracts – on delivery milestones.

***Development spend***

Development spend incurred on the launch of new products or services is expensed to the profit and loss account as incurred. The cost of developing application infrastructure and product delivery platforms is capitalised as a tangible fixed asset and written off over the estimated useful life.

***Taxation***

Deferred taxation is provided in full for timing differences using the liability method. No provision is made for tax which would become payable on the distribution of retained profits by foreign subsidiaries, associates or joint ventures, unless there is an intention to distribute such retained earnings giving rise to a charge. Deferred tax assets are only recognised to the extent that they are considered recoverable in the short term. Deferred taxation balances are not discounted.

***Pensions***

The expected costs of pensions in respect of defined benefit pension schemes are charged to the profit and loss account so as to spread the cost over the service lives of employees in the schemes. Actuarial surpluses and deficits are allocated over the average expected remaining service lives of employees. Pension costs are assessed in accordance with the advice of qualified actuaries. For defined contribution schemes, the profit and loss account charge represents contributions made.

**COMBINED PROFIT AND LOSS ACCOUNT**

FOR THE YEAR ENDED 31 DECEMBER 2001

| | Note | **2001 £m** | 2000 £m | **2001 €m** | 2000 €m |
|---|---|---|---|---|---|
| **Turnover** | | | | | |
| Including share of turnover of joint ventures | | **4,627** | 3,836 | **7,449** | 6,291 |
| Less: share of turnover of joint ventures | | **(67)** | (68) | **(107)** | (111) |
| | 1 | **4,560** | 3,768 | **7,342** | 6,180 |
| Continuing operations before acquisitions | | **3,902** | 3,768 | **6,283** | 6,180 |
| Acquisitions | | **658** | – | **1,059** | – |
| Cost of sales | 2 | **(1,611)** | (1,332) | **(2,594)** | (2,185) |
| Gross profit | | **2,949** | 2,436 | **4,748** | 3,995 |
| Operating expenses | 2 | **(2,570)** | (2,239) | **(4,138)** | (3,672) |
| Before amortisation and exceptional items | | **(1,974)** | (1,659) | **(3,178)** | (2,721) |
| Amortisation of goodwill and intangible assets | | **(498)** | (465) | **(802)** | (762) |
| Exceptional items | 6 | **(98)** | (115) | **(158)** | (189) |
| **Operating profit (before joint ventures)** | | **379** | 197 | **610** | 323 |
| Continuing operations before acquisitions | | **331** | 197 | **533** | 323 |
| Acquisitions | | **48** | – | **77** | – |
| Share of operating profit of joint ventures | | **12** | 13 | **20** | 21 |
| **Operating profit including joint ventures** | 1,5 | **391** | 210 | **630** | 344 |
| **Non operating exceptional items** | | | | | |
| Net profit on sale of businesses | 6 | **26** | 85 | **41** | 140 |
| **Profit on ordinary activities before interest** | | **417** | 295 | **671** | 484 |
| Net interest expense | 7 | **(142)** | (103) | **(229)** | (169) |
| **Profit on ordinary activities before taxation** | | **275** | 192 | **442** | 315 |
| Tax on profit on ordinary activities | 8 | **(148)** | (159) | **(238)** | (261) |
| **Profit on ordinary activities after taxation** | | **127** | 33 | **204** | 54 |
| Minority interests | | **(1)** | – | **(2)** | – |
| **Profit attributable to parent companies' shareholders** | 26 | **126** | 33 | **202** | 54 |
| Equity dividends paid and proposed | 9 | **(269)** | (245) | **(432)** | (402) |
| **Retained loss taken to combined reserves** | | **(143)** | (212) | **(230)** | (348) |

***ADJUSTED FIGURES***

| | Note | **2001 £m** | 2000 £m | **2001 €m** | 2000 €m |
|---|---|---|---|---|---|
| **Adjusted operating profit** | 1,10 | **990** | 793 | **1,594** | 1,301 |
| **Adjusted profit before tax** | 10 | **848** | 690 | **1,365** | 1,132 |
| **Adjusted profit attributable to parent companies' shareholders** | 10 | **624** | 511 | **1,005** | 838 |

Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures.

## COMBINED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2001

| | Note | **2001 £m** | 2000 £m | **2001 €m** | 2000 €m |
|---|---|---|---|---|---|
| Net cash inflow from operating activities before exceptional items | 11 | **1,163** | 907 | **1,873** | 1,487 |
| Payments relating to exceptional items charged to operating profit | 6 | **(97)** | (94) | **(156)** | (154) |
| **Net cash inflow from operating activities** | | **1,066** | 813 | **1,717** | 1,333 |
| **Dividends received from joint ventures** | 15 | **12** | 6 | **19** | 10 |
| Interest and similar income received | | **113** | 20 | **181** | 33 |
| Interest and similar charges paid | | **(227)** | (124) | **(365)** | (204) |
| **Returns on investments and servicing of finance** | | **(114)** | (104) | **(184)** | (171) |
| Taxation before exceptional items | | **(178)** | (141) | **(287)** | (231) |
| Exceptional items | | **141** | 31 | **227** | 51 |
| **Taxation** | | **(37)** | (110) | **(60)** | (180) |
| Purchase of tangible fixed assets | | **(175)** | (141) | **(282)** | (231) |
| Purchase of fixed asset investments | | **(59)** | (53) | **(95)** | (87) |
| Proceeds from sale of tangible fixed assets | | **6** | 3 | **10** | 5 |
| **Capital expenditure and financial investment** | | **(228)** | (191) | **(367)** | (313) |
| Acquisitions | 11 | **(2,236)** | (861) | **(3,599)** | (1,412) |
| Exceptional net proceeds from sale of businesses | 6,11 | **96** | 153 | **154** | 251 |
| **Acquisitions and disposals** | | **(2,140)** | (708) | **(3,445)** | (1,161) |
| **Equity dividends paid to shareholders of the parent companies** | | **(255)** | (196) | **(411)** | (321) |
| **Cash outflow before changes in short term investments and financing** | | **(1,696)** | (490) | **(2,731)** | (803) |
| **Decrease/(increase) in short term investments** | 11 | **1,169** | (1,137) | **1,882** | (1,865) |
| **Financing** | 11 | **537** | 1,634 | **865** | 2,679 |
| **Increase in cash** | 11 | **10** | 7 | **16** | 11 |

Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

### *ADJUSTED FIGURES*

| | Note | **2001 £m** | 2000 £m | **2001 €m** | 2000 €m |
|---|---|---|---|---|---|
| **Adjusted operating cash flow** | 10 | **1,006** | 775 | **1,620** | 1,271 |
| **Adjusted operating cash flow conversion** | | **102%** | 98% | **102%** | 98% |

Reed Elsevier businesses focus on adjusted operating cash flow as the key cash flow measure. Adjusted operating cash flow is measured after dividends from joint ventures, tangible fixed asset spend and proceeds from the sale of tangible fixed assets but before exceptional payments and proceeds. Adjusted operating cash flow conversion expresses adjusted operating cash flow as a percentage of adjusted operating profit.

**COMBINED BALANCE SHEET**

AS AT 31 DECEMBER 2001

| | Note | **2001 £m** | 2000 £m | **2001 €m** | 2000 €m |
|---|---|---|---|---|---|
| **Fixed assets** | | | | | |
| Goodwill and intangible assets | 13 | **6,723** | 4,127 | **11,026** | 6,644 |
| Tangible fixed assets | 14 | **489** | 416 | **802** | 670 |
| Investments | 15 | **241** | 153 | **395** | 247 |
| Investments in joint ventures: | | | | | |
| Share of gross assets | | **121** | 137 | **198** | 221 |
| Share of gross liabilities | | **(55)** | (65) | **(90)** | (105) |
| Share of net assets | | **66** | 72 | **108** | 116 |
| Other investments | | **175** | 81 | **287** | 131 |
| | | **7,453** | 4,696 | **12,223** | 7,561 |
| **Current assets** | | | | | |
| Inventories and pre-publication costs | 16 | **488** | 114 | **801** | 184 |
| Debtors – amounts falling due within one year | 17 | **999** | 860 | **1,638** | 1,385 |
| Debtors – amounts falling due after more than one year | 18 | **463** | 206 | **759** | 331 |
| Cash and short term investments | 19 | **435** | 1,594 | **713** | 2,566 |
| | | **2,385** | 2,774 | **3,911** | 4,466 |
| **Creditors: amounts falling due within one year** | 20 | **(4,134)** | (3,379) | **(6,780)** | (5,441) |
| **Net current liabilities** | | **(1,749)** | (605) | **(2,869)** | (975) |
| **Total assets less current liabilities** | | **5,704** | 4,091 | **9,354** | 6,586 |
| **Creditors: amounts falling due after more than one year** | 21 | **(2,502)** | (873) | **(4,103)** | (1,406) |
| **Provisions for liabilities and charges** | 24 | **(280)** | (170) | **(459)** | (273) |
| **Minority interests** | | **(5)** | (7) | **(8)** | (11) |
| **Net assets** | | **2,917** | 3,041 | **4,784** | 4,896 |
| **Capital and reserves** | | | | | |
| Combined share capitals | | **184** | 185 | **302** | 298 |
| Combined share premium accounts | | **1,629** | 1,621 | **2,672** | 2,610 |
| Combined reserves | | **1,104** | 1,235 | **1,810** | 1,988 |
| **Combined shareholders' funds** | 26 | **2,917** | 3,041 | **4,784** | 4,896 |

Approved by the Boards of Reed International P.L.C. and Elsevier NV, 20 February 2002.

## COMBINED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED 31 DECEMBER 2001

| | 2001 £m | 2000 £m | 2001 €m | 2000 €m |
|---|---|---|---|---|
| Profit attributable to parent companies' shareholders | 126 | 33 | 202 | 54 |
| Exchange translation differences | (3) | 113 | 83 | 150 |
| **Total recognised gains and losses for the year** | **123** | 146 | **285** | 204 |

## COMBINED SHAREHOLDERS' FUNDS RECONCILIATION

FOR THE YEAR ENDED 31 DECEMBER 2001

| | 2001 £m | 2000 £m | 2001 €m | 2000 €m |
|---|---|---|---|---|
| Profit attributable to parent companies' shareholders | 126 | 33 | 202 | 54 |
| Equity dividends paid and proposed | (269) | (245) | (432) | (402) |
| Issue of ordinary shares, net of expenses | 22 | 1,285 | 35 | 2,107 |
| Exchange translation differences | (3) | 113 | 83 | 150 |
| **Net (decrease)/increase in combined shareholders' funds** | **(124)** | 1,186 | **(112)** | 1,909 |
| Combined shareholders' funds at 1 January | 3,041 | 1,855 | 4,896 | 2,987 |
| **Combined shareholders' funds at 31 December** | **2,917** | 3,041 | **4,784** | 4,896 |

## 1 SEGMENT ANALYSIS

| | Turnover | | Operating profit | | Adjusted operating profit | | Capital employed | |
|---|---|---|---|---|---|---|---|---|
| | **2001 £m** | 2000 £m | **2001 £m** | 2000 £m | **2001 £m** | 2000 £m | **2001 £m** | 2000 £m |
| **Business segment** | | | | | | | | |
| Science & Medical | **1,024** | 693 | **210** | 140 | **344** | 252 | **1,506** | 286 |
| Legal | **1,330** | 1,201 | **59** | (8) | **267** | 237 | **2,512** | 2,443 |
| Education | **579** | 202 | **95** | 19 | **132** | 40 | **1,921** | 144 |
| Business | **1,627** | 1,672 | **27** | 59 | **247** | 264 | **1,075** | 1,205 |
| **Total** | **4,560** | 3,768 | **391** | 210 | **990** | 793 | **7,014** | 4,078 |
| Included above in respect of the Harcourt acquired businesses: | | | | | | | | |
| Science & Medical | **242** | – | **29** | – | **56** | – | **1,245** | – |
| Education | **376** | – | **61** | – | **88** | – | **1,760** | – |
| **Geographical origin** | | | | | | | | |
| North America | **2,695** | 2,098 | **47** | (89) | **482** | 335 | **6,021** | 3,128 |
| United Kingdom | **795** | 734 | **154** | 109 | **207** | 191 | **553** | 476 |
| The Netherlands | **416** | 399 | **129** | 127 | **163** | 136 | **(53)** | (62) |
| Rest of Europe | **445** | 356 | **51** | 57 | **108** | 102 | **460** | 506 |
| Rest of World | **209** | 181 | **10** | 6 | **30** | 29 | **33** | 30 |
| **Total** | **4,560** | 3,768 | **391** | 210 | **990** | 793 | **7,014** | 4,078 |

| | Turnover | | Operating profit | | Adjusted operating profit | | Capital employed | |
|---|---|---|---|---|---|---|---|---|
| | **2001 €m** | 2000 €m | **2001 €m** | 2000 €m | **2001 €m** | 2000 €m | **2001 €m** | 2000 €m |
| **Business segment** | | | | | | | | |
| Science & Medical | **1,649** | 1,137 | **338** | 230 | **554** | 413 | **2,470** | 460 |
| Legal | **2,141** | 1,970 | **95** | (13) | **430** | 389 | **4,120** | 3,933 |
| Education | **932** | 331 | **153** | 31 | **212** | 66 | **3,150** | 232 |
| Business | **2,620** | 2,742 | **44** | 96 | **398** | 433 | **1,763** | 1,941 |
| **Total** | **7,342** | 6,180 | **630** | 344 | **1,594** | 1,301 | **11,503** | 6,566 |
| Included above in respect of the Harcourt acquired businesses: | | | | | | | | |
| Science & Medical | **390** | – | **47** | – | **90** | – | **2,042** | – |
| Education | **605** | – | **98** | – | **142** | – | **2,886** | – |
| **Geographical origin** | | | | | | | | |
| North America | **4,339** | 3,441 | **76** | (146) | **776** | 549 | **9,874** | 5,036 |
| United Kingdom | **1,280** | 1,204 | **248** | 179 | **333** | 313 | **907** | 766 |
| The Netherlands | **670** | 654 | **208** | 208 | **262** | 223 | **(87)** | (100) |
| Rest of Europe | **716** | 584 | **82** | 93 | **174** | 167 | **754** | 815 |
| Rest of World | **337** | 297 | **16** | 10 | **49** | 49 | **55** | 49 |
| **Total** | **7,342** | 6,180 | **630** | 344 | **1,594** | 1,301 | **11,503** | 6,566 |

Adjusted operating profit is presented as an additional performance measure and is shown after share of operating profit of joint ventures and before amortisation of goodwill and intangible assets and exceptional items.

The Harcourt acquired businesses contributed £565m/€910m of turnover, £95m/€153m of operating profit and £136m/€219m of adjusted operating profit originating in North America.

Turnover is analysed before the £67m/€107m (2000 £68m/€111m) share of joint ventures' turnover, of which £17m/€27m (2000 £21m/€34m) relates to the Legal segment, principally to Giuffrè, and £50m/€80m (2000 £47m/€77m) relates to the Business segment, principally to exhibition joint ventures.

Share of operating profit in joint ventures of £12m/€20m (2000 £13m/€21m) comprises £3m/€5m (2000 £4m/€6m) relating to the Legal segment and £9m/€15m (2000 £9m/€15m) relating to the Business segment.

## 1 SEGMENT ANALYSIS (continued)

| | 2001 £m | 2000 £m | 2001 €m | 2000 €m |
|---|---|---|---|---|
| **Analysis of turnover by geographical market** | | | | |
| North America | **2,765** | 2,152 | **4,452** | 3,529 |
| United Kingdom | **557** | 521 | **897** | 855 |
| The Netherlands | **224** | 234 | **361** | 384 |
| Rest of Europe | **587** | 478 | **945** | 784 |
| Rest of World | **427** | 383 | **687** | 628 |
| **Total** | **4,560** | 3,768 | **7,342** | 6,180 |

The Harcourt acquired businesses contributed £535m/€861m of turnover by geographical market in North America.

| | 2001 £m | 2000 £m | 2001 €m | 2000 €m |
|---|---|---|---|---|
| **Reconciliation of capital employed to combined shareholders' funds** | | | | |
| Capital employed | **7,014** | 4,078 | **11,503** | 6,566 |
| Taxation | **(634)** | (427) | **(1,041)** | (688) |
| Dividends and net interest | **(229)** | (170) | **(374)** | (274) |
| Net borrowings | **(3,229)** | (433) | **(5,296)** | (697) |
| Minority interests | **(5)** | (7) | **(8)** | (11) |
| **Combined shareholders' funds** | **2,917** | 3,041 | **4,784** | 4,896 |

| | Depreciation | | Amortisation | | Capital expenditure | |
|---|---|---|---|---|---|---|
| | 2001 £m | 2000 £m | 2001 £m | 2000 £m | 2001 £m | 2000 £m |
| **Business segment** | | | | | | |
| Science & Medical | **23** | 17 | **106** | 98 | **35** | 26 |
| Legal | **62** | 60 | **191** | 168 | **89** | 72 |
| Education | **7** | 3 | **35** | 14 | **14** | 3 |
| Business | **40** | 38 | **169** | 188 | **40** | 43 |
| **Total** | **132** | 118 | **501** | 468 | **178** | 144 |
| Included above in respect of the Harcourt acquired businesses: | | | | | | |
| Science & Medical | **2** | – | **14** | – | **2** | – |
| Education | **4** | – | **21** | – | **10** | – |

| | Depreciation | | Amortisation | | Capital expenditure | |
|---|---|---|---|---|---|---|
| | 2001 €m | 2000 €m | 2001 €m | 2000 €m | 2001 €m | 2000 €m |
| **Business segment** | | | | | | |
| Science & Medical | **37** | 28 | **171** | 161 | **56** | 43 |
| Legal | **100** | 98 | **308** | 276 | **143** | 118 |
| Education | **11** | 5 | **56** | 23 | **23** | 5 |
| Business | **65** | 63 | **272** | 308 | **65** | 70 |
| **Total** | **213** | 194 | **807** | 768 | **287** | 236 |
| Included above in respect of the Harcourt acquired businesses: | | | | | | |
| Science & Medical | **3** | – | **23** | – | **3** | – |
| Education | **6** | – | **34** | – | **16** | – |

## 2 COST OF SALES AND OPERATING EXPENSES

| | 2001 | | | | 2000 | | | |
|---|---|---|---|---|---|---|---|---|
| | Before amortisation and exceptional items £m | Amortisation of goodwill and intangible assets £m | Exceptional items £m | Total £m | Before amortisation and exceptional items £m | Amortisation of goodwill and intangible assets £m | Exceptional items £m | Total £m |
| **Cost of sales** | | | | | | | | |
| Continuing operations | 1,361 | – | – | 1,361 | 1,332 | – | – | 1,332 |
| Acquisitions | 250 | – | – | 250 | – | – | – | – |
| **Total** | 1,611 | – | – | 1,611 | 1,332 | – | – | 1,332 |
| **Distribution and selling costs** | | | | | | | | |
| Continuing operations | 902 | – | – | 902 | 884 | – | – | 884 |
| Acquisitions | 126 | – | – | 126 | – | – | – | – |
| | 1,028 | – | – | 1,028 | 884 | – | – | 884 |
| **Administrative expenses** | | | | | | | | |
| Continuing operations | 813 | 436 | 59 | 1,308 | 775 | 465 | 115 | 1,355 |
| Acquisitions | 133 | 62 | 39 | 234 | – | – | – | – |
| | 946 | 498 | 98 | 1,542 | 775 | 465 | 115 | 1,355 |
| **Operating expenses** | | | | | | | | |
| Continuing operations | 1,715 | 436 | 59 | 2,210 | 1,659 | 465 | 115 | 2,239 |
| Acquisitions | 259 | 62 | 39 | 360 | – | – | – | – |
| **Total** | 1,974 | 498 | 98 | 2,570 | 1,659 | 465 | 115 | 2,239 |

| | 2001 | | | | 2000 | | | |
|---|---|---|---|---|---|---|---|---|
| | Before amortisation and exceptional items €m | Amortisation of goodwill and intangible assets €m | Exceptional items €m | Total €m | Before amortisation and exceptional items €m | Amortisation of goodwill and intangible assets €m | Exceptional items €m | Total €m |
| **Cost of sales** | | | | | | | | |
| Continuing operations | 2,191 | – | – | 2,191 | 2,185 | – | – | 2,185 |
| Acquisitions | 403 | – | – | 403 | – | – | – | – |
| **Total** | 2,594 | – | – | 2,594 | 2,185 | – | – | 2,185 |
| **Distribution and selling costs** | | | | | | | | |
| Continuing operations | 1,453 | – | – | 1,453 | 1,450 | – | – | 1,450 |
| Acquisitions | 202 | – | – | 202 | – | – | – | – |
| | 1,655 | – | – | 1,655 | 1,450 | – | – | 1,450 |
| **Administrative expenses** | | | | | | | | |
| Continuing operations | 1,309 | 702 | 95 | 2,106 | 1,271 | 762 | 189 | 2,222 |
| Acquisitions | 214 | 100 | 63 | 377 | – | – | – | – |
| | 1,523 | 802 | 158 | 2,483 | 1,271 | 762 | 189 | 2,222 |
| **Operating expenses** | | | | | | | | |
| Continuing operations | 2,762 | 702 | 95 | 3,559 | 2,721 | 762 | 189 | 3,672 |
| Acquisitions | 416 | 100 | 63 | 579 | – | – | – | – |
| **Total** | 3,178 | 802 | 158 | 4,138 | 2,721 | 762 | 189 | 3,672 |

## 3 PERSONNEL

| NUMBER OF PEOPLE EMPLOYED | At 31 December 2001 | Average during the year 2001 | Average during the year 2000 |
|---|---|---|---|
| **Business segment** | | | |
| Science & Medical | **6,200** | **5,200** | 3,700 |
| Legal | **13,300** | **12,700** | 11,200 |
| Education | **5,600** | **3,400** | 1,500 |
| Business | **11,900** | **13,300** | 12,500 |
| **Total** | **37,000** | **34,600** | 28,900 |
| Included above in respect of the Harcourt acquired businesses: | | | |
| Science & Medical | **2,000** | **1,000** | – |
| Education | **4,100** | **1,900** | – |
| **Geographical location** | | | |
| North America | **21,400** | **18,900** | 14,800 |
| United Kingdom | **6,200** | **6,100** | 5,700 |
| The Netherlands | **2,900** | **3,000** | 3,000 |
| Rest of Europe | **3,800** | **3,700** | 3,000 |
| Rest of World | **2,700** | **2,900** | 2,400 |
| **Total** | **37,000** | **34,600** | 28,900 |

## 4 PENSION SCHEMES

A number of pension schemes are operated around the world. The major schemes are of the defined benefit type with assets held in separate trustee administered funds. The two largest schemes, which cover the majority of employees, are in the UK and US. The main UK scheme was subject to a valuation by Watson Wyatt Partners as at 5 April 2000. The main US scheme was subject to a valuation by Towers Perrin as at 1 January 2001.

The principal valuation assumptions for the main UK scheme were:

| | |
|---|---|
| Actuarial method | Projected unit method |
| Annual rate of return on investments | 6.60% |
| Annual increase in total pensionable remuneration | 5.00% |
| Annual increase in present and future pensions in payment | 3.00% |

The principal valuation assumptions used for the US scheme were a rate of return on investments of 8%, increase in pensionable remuneration of 4.5%, and increase in present and future pensions in payment of 3%.

The actuarial values placed on scheme assets were sufficient to cover 121% and 114% of the benefits that had accrued to members of the main UK and US schemes, respectively. Actuarial surpluses are spread as a level amount over the average remaining service lives of current employees. The market values of the schemes' assets at the valuation dates, excluding assets held in respect of members' additional voluntary contributions, were £1,723m/€2,826m, and £266m/€437m in respect of the UK and US schemes, respectively.

Assessments for accounting purposes in respect of other schemes, including the Netherlands scheme, have been carried out by external qualified actuaries using prospective benefit methods with the objective that current and future charges remain a stable percentage of pensionable payroll. The principal actuarial assumptions adopted in the assessments of these other schemes are that, over the long term, investment returns will marginally exceed the annual increase in pensionable remuneration and in present and future pensions. The actuarial value of assets of the schemes approximated to the aggregate benefits that had accrued to members, after allowing for expected future increases in pensionable remuneration and pensions in course of payment.

The net pension charge was £39m/€63m (2000 £35m/€57m), including a net £nil/€nil (2000 £1m/€2m) SSAP24 credit related to the main UK scheme. The net SSAP24 credit on the main UK scheme comprises a regular cost of £24m/€39m (2000 £23m/€38m), offset by amortisation of the net actuarial surplus of £24m/€39m (2000 £24m/€40m). Pension contributions made in the year amounted to £39m/€63m (2000 £36m/€59m). A prepayment of £128m/€210m (2000 £128m/€206m) is included in debtors falling due after more than one year, representing the excess of the pension credit to the profit and loss account since 1988 over the amounts funded to the main UK scheme.

## 4 PENSION SCHEMES (continued)

Pension costs are accounted for in accordance with the UK accounting standard, SSAP24. A new UK financial reporting standard, FRS17: Retirement Benefits, will, with effect from the 2003 financial year, introduce new accounting policies in respect of pension arrangements. FRS17 also requires additional information to be disclosed in the intervening period on pension assets and liabilities (with effect from the 2001 financial year), as set out below, and pension expense (with effect from the 2002 financial year) based on methodologies set out in the standard which are different from those used by the scheme actuaries in determining funding arrangements.

The assumed rates of return on scheme assets, the market value of those assets and the present value of the scheme liabilities at 31 December 2001 based on the methodologies and presentation prescribed by FRS17 were as follows:

| | Main UK Scheme | | | Aggregate of Schemes | | |
|---|---|---|---|---|---|---|
| | Assumed rate of return on assets | | | Assumed rate of return on assets | | |
| | % | £m | €m | % | £m | €m |
| Equities | 7.20% | 991 | 1,625 | 7.70% | 1,267 | 2,078 |
| Bonds | 5.00% | 502 | 823 | 5.50% | 721 | 1,182 |
| Other | 4.00% | 73 | 120 | 4.00% | 81 | 133 |
| Total fair value of assets | | 1,566 | 2,568 | | 2,069 | 3,393 |
| Present value of scheme liabilities | | (1,316) | (2,158) | | (1,872) | (3,070) |
| Surplus | | 250 | 410 | | 197 | 323 |
| Related deferred tax | | (75) | (123) | | (57) | (93) |
| **Net pension asset** | | 175 | 287 | | 140 | 230 |

The net pension asset is stated after deducting liabilities in respect of unfunded schemes.

The principal assumptions made in valuing pension scheme liabilities for the purposes of FRS17 are:

| | Main UK Scheme | Aggregate of Schemes |
|---|---|---|
| Inflation | 2.50% | 2.50% |
| Rate of increase in salaries | 4.50% | 4.40% |
| Rate of increase in pensions in payment | 2.50% | 2.50% |
| Discount rate | 5.50% | 5.90% |

The combined profit and loss reserves as at 31 December 2001 of £1,104m/€1,810m would have been £1,154m/€1,892m had the accounting requirements of FRS17 applied in the 2001 financial year.

## 5 OPERATING PROFIT

Operating profit is stated after the following:

| | Note | **2001 £m** | 2000 £m | **2001 €m** | 2000 €m |
|---|---|---|---|---|---|
| Hire of plant and machinery | | 7 | 12 | 11 | 20 |
| Other operating lease rentals | | 87 | 71 | 140 | 116 |
| Depreciation (including £4m/€6m (2000 £4m/€7m) in respect of assets held under finance leases) | | 132 | 118 | 213 | 194 |
| Amortisation of goodwill and intangible assets | | 498 | 465 | 802 | 762 |
| Amortisation of goodwill and intangible assets in joint ventures | | 3 | 3 | 4 | 6 |
| Total amortisation | | 501 | 468 | 806 | 768 |
| Staff costs | | | | | |
| Wages and salaries | | 1,207 | 979 | 1,943 | 1,606 |
| Social security costs | | 119 | 100 | 192 | 164 |
| Pensions | 4 | 39 | 35 | 63 | 57 |
| Total staff costs | | 1,365 | 1,114 | 2,198 | 1,827 |
| Auditors' remuneration | | | | | |
| *For audit services* | | 2.5 | 1.9 | 4.0 | 3.1 |
| *For non audit services* | | 3.4 | 2.6 | 5.5 | 4.3 |

Included in auditors' remuneration for non audit services is £1.0m/€1.6m (2000 £1.5m/€2.5m) paid to Deloitte & Touche and its associates in the UK. Non audit fees paid to Deloitte & Touche principally relate to accounting services and tax advice in connection with Harcourt and other acquisitions and disposals.

Information on directors' remuneration, share options, longer term incentive plans, pension contributions and entitlements is set out in the Reed Elsevier plc Remuneration Report on pages 17 to 23 and forms part of these financial statements.

## 6 EXCEPTIONAL ITEMS

| | Note | 2001 £m | 2000 £m | 2001 €m | 2000 €m |
|---|---|---|---|---|---|
| Reorganisation costs | (i) | **(35)** | (77) | **(56)** | (126) |
| Acquisition related costs | (ii) | **(63)** | (38) | **(102)** | (63) |
| Charged to operating profit | | **(98)** | (115) | **(158)** | (189) |
| Net profit on sale of businesses | (iii) | **26** | 85 | **41** | 140 |
| **Exceptional charge before tax** | | **(72)** | (30) | **(117)** | (49) |
| **Net tax credit** | (iv) | **81** | 20 | **130** | 33 |
| **Total exceptional credit/(charge)** | | **9** | (10) | **13** | (16) |

(i) Reorganisation costs relate to headcount reduction, principally in the Business division, and comprise employee severance. Reorganisation costs in 2000 related to the major programme of reorganisation commenced in 1999.

(ii) Acquisition related costs include employee severance and property rationalisation costs arising on the integration of Harcourt and other recent acquisitions, and £9m/€14m of exceptional costs relating to the financing of the tender offer.

(iii) The net profit on sale of businesses relates primarily to the disposals of OAG Worldwide, Cahners Travel Group, Bowker and certain training businesses in the Netherlands.

(iv) The net tax credit includes taxes recoverable in respect of disposals and prior period reorganisation costs.

Cash flows in respect of exceptional items were as follows:

| | 2001 £m | 2000 £m | 2001 €m | 2000 €m |
|---|---|---|---|---|
| Reorganisation costs | **(41)** | (76) | **(66)** | (125) |
| Acquisition related costs | **(51)** | (9) | **(82)** | (15) |
| Other | **(5)** | (9) | **(8)** | (14) |
| Exceptional operating cash outflow | **(97)** | (94) | **(156)** | (154) |
| Net proceeds from sale of businesses | **96** | 153 | **154** | 251 |
| **Exceptional cash (outflow)/inflow before tax** | **(1)** | 59 | **(2)** | 97 |
| **Exceptional tax cash inflow** | **141** | 31 | **227** | 51 |
| **Total exceptional cash inflow** | **140** | 90 | **225** | 148 |

Cash flows in respect of acquisition related costs in 2000 are stated net of proceeds of £26m/€43m from a property disposal.

## 7 NET INTEREST EXPENSE

| | 2001 £m | 2000 £m | 2001 €m | 2000 €m |
|---|---|---|---|---|
| Interest receivable and similar income | **107** | 26 | **172** | 43 |
| Interest payable and similar charges | | | | |
| Promissory notes and bank loans | **(102)** | (83) | **(164)** | (136) |
| Other loans | **(90)** | (45) | **(145)** | (74) |
| Other interest and similar charges | **(57)** | (1) | **(92)** | (2) |
| **Total** | **(142)** | (103) | **(229)** | (169) |
| **Interest cover** (times) | **7** | 8 | **7** | 8 |

Interest receivable and payable include offsetting exceptional amounts of £48m/€77m principally arising on interest rate and currency hedging arrangements in respect of the Harcourt transaction.

Interest cover is calculated as the number of times adjusted operating profit is greater than the net interest expense.

## 8 TAX ON PROFIT ON ORDINARY ACTIVITIES

| | 2001 £m | 2000 £m | 2001 €m | 2000 €m |
|---|---|---|---|---|
| Current tax | | | | |
| United Kingdom | 62 | 60 | 100 | 98 |
| The Netherlands | 79 | 54 | 127 | 89 |
| Rest of World | 81 | 46 | 130 | 75 |
| Total current tax | 222 | 160 | 357 | 262 |
| Deferred tax | | | | |
| Origination and reversal of timing differences | 25 | (5) | 40 | (8) |
| Changes in recoverable amounts of deferred tax assets | (104) | – | (167) | – |
| Sub-total | 143 | 155 | 230 | 254 |
| Share of tax attributable to joint ventures | 5 | 4 | 8 | 7 |
| **Total** | 148 | 159 | 238 | 261 |

The current tax charge for the year is high as a proportion of profit before tax principally due to non tax-deductible amortisation. A reconciliation of the notional current tax charge based on average standard rates of tax (weighted in proportion to accounting profits) to the actual current tax charge is set out below:

| | 2001 £m | 2000 £m | 2001 €m | 2000 €m |
|---|---|---|---|---|
| **Profit on ordinary activities before tax** | 275 | 192 | 442 | 315 |
| Tax at average standard rates | 62 | 49 | 100 | 80 |
| Net impact of amortisation of goodwill and intangible assets | 119 | 102 | 192 | 167 |
| Permanent differences and other items | 66 | 4 | 106 | 7 |
| Reversal of timing differences | (25) | 5 | (41) | 8 |
| **Current tax charge** | 222 | 160 | 357 | 262 |

## 9 EQUITY DIVIDENDS PAID AND PROPOSED

| | 2001 £m | 2000 £m | 2001 €m | 2000 €m |
|---|---|---|---|---|
| Reed International | 132 | 123 | 211 | 202 |
| Elsevier | 137 | 122 | 221 | 200 |
| **Total** | 269 | 245 | 432 | 402 |

Dividends comprise the total dividend for Reed International of 10.5p (2000 10.0p) per ordinary share and the total dividend for Elsevier of €0.30 (2000 €0.28) per ordinary share.

Dividends paid to Reed International and Elsevier shareholders are equalised at the gross level inclusive of the UK tax credit of 10% received by certain Reed International shareholders. The cost of funding the Reed International dividends is, therefore, similar to or lower than that of Elsevier.

## 10 ADJUSTED FIGURES

Adjusted profit and cash flow figures are used by the Reed Elsevier businesses as additional performance measures. The adjusted figures are derived as follows:

| | 2001 £m | 2000 £m | 2001 €m | 2000 €m |
|---|---|---|---|---|
| Operating profit including joint ventures | 391 | 210 | 630 | 344 |
| Adjustments: | | | | |
| Amortisation of goodwill and intangible assets | 501 | 468 | 806 | 768 |
| Reorganisation costs | 35 | 77 | 56 | 126 |
| Acquisition related costs | 63 | 38 | 102 | 63 |
| **Adjusted operating profit** | 990 | 793 | 1,594 | 1,301 |
| Profit before tax | 275 | 192 | 442 | 315 |
| Adjustments: | | | | |
| Amortisation of goodwill and intangible assets | 501 | 468 | 806 | 768 |
| Reorganisation costs | 35 | 77 | 56 | 126 |
| Acquisition related costs | 63 | 38 | 102 | 63 |
| Net profit on sale of businesses | (26) | (85) | (41) | (140) |
| **Adjusted profit before tax** | 848 | 690 | 1,365 | 1,132 |
| Profit attributable to parent companies' shareholders | 126 | 33 | 202 | 54 |
| Adjustments: | | | | |
| Amortisation of goodwill and intangible assets | 507 | 468 | 816 | 768 |
| Reorganisation costs | 3 | 53 | 5 | 86 |
| Acquisition related costs | 33 | 33 | 54 | 55 |
| Net profit on sale of businesses | (45) | (76) | (72) | (125) |
| **Adjusted profit attributable to parent companies' shareholders** | 624 | 511 | 1,005 | 838 |
| Net cash inflow from operating activities | 1,066 | 813 | 1,717 | 1,333 |
| Dividends received from joint ventures | 12 | 6 | 19 | 10 |
| Purchase of tangible fixed assets | (175) | (141) | (282) | (231) |
| Proceeds from sale of tangible fixed assets | 6 | 3 | 10 | 5 |
| Payments in relation to exceptional items charged to operating profit | 97 | 94 | 156 | 154 |
| **Adjusted operating cash flow** | 1,006 | 775 | 1,620 | 1,271 |

## 11 CASH FLOW STATEMENT

**Reconciliation of operating profit to net cash inflow from operating activities**

| | Note | 2001 £m | 2000 £m | 2001 €m | 2000 €m |
|---|---|---|---|---|---|
| Operating profit (before joint ventures) | | 379 | 197 | 610 | 323 |
| Exceptional charges to operating profit | 6 | 98 | 115 | 158 | 189 |
| **Operating profit before exceptional items** | | 477 | 312 | 768 | 512 |
| Amortisation of goodwill and intangible assets | | 498 | 465 | 802 | 762 |
| Depreciation | | 132 | 118 | 213 | 194 |
| Net SSAP24 pension credit | 4 | – | (1) | – | (2) |
| **Total non cash items** | | 630 | 582 | 1,015 | 954 |
| Increase in inventories and pre-publication costs | | (48) | (3) | (77) | (5) |
| Decrease/(increase) in debtors | | 156 | (110) | 251 | (181) |
| (Decrease)/increase in creditors | | (52) | 126 | (84) | 207 |
| **Movement in working capital** | | 56 | 13 | 90 | 21 |
| **Net cash inflow from operating activities before exceptional items** | | 1,163 | 907 | 1,873 | 1,487 |
| Payments relating to exceptional items charged to operating profit | 6 | (97) | (94) | (156) | (154) |
| **Net cash inflow from operating activities** | | 1,066 | 813 | 1,717 | 1,333 |

**Acquisitions**

| | Note | 2001 £m | 2000 £m | 2001 €m | 2000 €m |
|---|---|---|---|---|---|
| Purchase of businesses | 12 | (3,222) | (848) | (5,187) | (1,391) |
| Net proceeds from on-sale of Harcourt Higher Education and Corporate & Professional Services businesses | 12 | 1,185 | – | 1,908 | – |
| Payment of Harcourt change of control and other non operating liabilities assumed | | (156) | – | (251) | – |
| Deferred consideration of prior year acquisitions | | (43) | (13) | (69) | (21) |
| **Total** | | (2,236) | (861) | (3,599) | (1,412) |

The Harcourt businesses, acquired on 12 July 2001 (see note 12), contributed £283m/€456m to net cash inflow from operating activities and paid £12m/€19m in respect of capital expenditure for the part year under Reed Elsevier ownership. Other acquisitions contributed £3m/€5m to net cash inflow from operating activities.

**Exceptional sale of businesses**

| | 2001 £m | 2000 £m | 2001 €m | 2000 €m |
|---|---|---|---|---|
| Goodwill and intangible assets | 61 | 35 | 98 | 57 |
| Net tangible assets | 15 | 44 | 24 | 73 |
| | 76 | 79 | 122 | 130 |
| Net profit on sale | 26 | 85 | 41 | 140 |
| Consideration in respect of sale of businesses, net of expenses | 102 | 164 | 163 | 270 |
| Net amounts receivable | (6) | (11) | (9) | (19) |
| **Net cash inflow** | 96 | 153 | 154 | 251 |

## 11 CASH FLOW STATEMENT (continued)

### Financing

| | 2001 £m | 2000 £m | 2001 €m | 2000 €m |
|---|---|---|---|---|
| Net movement in promissory notes and bank loans | **(454)** | 304 | **(731)** | 499 |
| Repayment of other loans | **(84)** | (155) | **(135)** | (254) |
| Issuance of other loans | **1,069** | 202 | **1,721** | 331 |
| Repayment of finance leases | **(5)** | (4) | **(8)** | (7) |
| | **526** | 347 | **847** | 569 |
| Issue of ordinary shares | **11** | 1,287 | **18** | 2,110 |
| **Total** | **537** | 1,634 | **865** | 2,679 |

The issuance of other loans relates primarily to global notes issued by a wholly owned US subsidiary of Reed Elsevier plc, comprising US$550m 6.125% notes due in 2006, €500m 5.750% notes due in 2008, and US$550m 6.750% notes due in 2011. The issuance of other loans in 2000 related to a US$300m Swiss Domestic Bond.

The repayment of other loans relates primarily to the repurchase of Public Notes with a nominal value of US$97m. The repayment of other loans in 2000 related primarily to US$100m of Private Placements and US$150m of Medium Term Notes which matured in the year.

### Reconciliation of net borrowings

| | Cash £m | Short term investments £m | Borrowings £m | 2001 £m | 2000 £m |
|---|---|---|---|---|---|
| Net borrowings at 1 January | **85** | **1,509** | **(2,027)** | **(433)** | (1,066) |
| Increase in cash | **10** | **–** | **–** | **10** | 7 |
| (Decrease)/increase in short term investments | **–** | **(1,169)** | **–** | **(1,169)** | 1,137 |
| Increase in borrowings | **–** | **–** | **(526)** | **(526)** | (347) |
| Change in net borrowings resulting from cash flows | **10** | **(1,169)** | **(526)** | **(1,685)** | 797 |
| Borrowings in acquired businesses | **–** | **–** | **(1,042)** | **(1,042)** | (48) |
| Inception of finance leases | **–** | **–** | **(3)** | **(3)** | (3) |
| Exchange translation differences | **1** | **(1)** | **(66)** | **(66)** | (113) |
| **Net borrowings at 31 December** | **96** | **339** | **(3,664)** | **(3,229)** | (433) |

| | Cash €m | Short term investments €m | Borrowings €m | 2001 €m | 2000 €m |
|---|---|---|---|---|---|
| Net borrowings at 1 January | **137** | **2,429** | **(3,263)** | **(697)** | (1,717) |
| Increase in cash | **16** | **–** | **–** | **16** | 11 |
| (Decrease)/increase in short term investments | **–** | **(1,882)** | **–** | **(1,882)** | 1,865 |
| Increase in borrowings | **–** | **–** | **(847)** | **(847)** | (569) |
| Change in net borrowings resulting from cash flows | **16** | **(1,882)** | **(847)** | **(2,713)** | 1,307 |
| Borrowings in acquired businesses | **–** | **–** | **(1,677)** | **(1,677)** | (79) |
| Inception of finance leases | **–** | **–** | **(5)** | **(5)** | (5) |
| Exchange translation differences | **4** | **9** | **(217)** | **(204)** | (203) |
| **Net borrowings at 31 December** | **157** | **556** | **(6,009)** | **(5,296)** | (697) |

Net borrowings comprise cash and short term investments, loan capital, finance leases, promissory notes and bank and other loans, and are analysed further in notes 19 to 22.

The borrowings in acquired businesses principally comprise the public term debt with a nominal value totalling US$842m and other borrowings assumed of Harcourt General, Inc. Of the Harcourt General, Inc public term debt at acquisition, US$150m matured within one year, US$192m between five and ten years and US$500m after more than ten years, with coupon rates of between 6.5% and 8.875%.

## 12 ACQUISITIONS

During the year a number of acquisitions were made for a total consideration amounting to £3,242m/€5,219m, after taking account of borrowings of £1,042m/€1,677m and net cash acquired of £4m/€6m.

On 12 July 2001, Reed Elsevier plc acquired, through a US subsidiary, Reed Elsevier Inc., the whole of the common stock and Series A cumulative convertible stock of Harcourt General, Inc for US$4.45 billion. On 13 July 2001, Reed Elsevier Inc. sold the Harcourt Higher Education business and the Corporate & Professional Services businesses (other than educational and clinical testing) to The Thomson Corporation for US$2.06 billion before estimated tax payable of US$0.5 billion. Following the on-sale, Reed Elsevier Inc. has acquired Harcourt's Science, Technical & Medical (STM) business and its Schools Education and Testing businesses.

A summary of the estimated fair value of the consideration paid for Harcourt General, Inc and the assets and liabilities acquired is set out below.

| | Notes | Book value on acquisition £m | Fair value adjustments £m | Fair value £m |
|---|---|---|---|---|
| Goodwill | (i) | 493 | 758 | 1,251 |
| Intangible fixed assets | (ii) | 25 | 1,633 | 1,658 |
| Tangible fixed assets | | 54 | – | 54 |
| Investments | | 70 | – | 70 |
| Business held for resale | (iii) | 523 | 536 | 1,059 |
| Current assets | (iv) | 702 | (56) | 646 |
| Current liabilities | | (311) | – | (311) |
| Borrowings | (v) | (1,005) | (35) | (1,040) |
| Current and deferred tax | (vi) | 18 | (33) | (15) |
| Other net liabilities | (vii) | (269) | (19) | (288) |
| **Net assets acquired** | | 300 | 2,784 | 3,084 |
| **Consideration** | (viii) | | | 3,084 |
| Less: amounts deferred from prior year | | | | (20) |
| **Net cash flow** | | | | 3,064 |

| | Notes | Book value on acquisition €m | Fair value adjustments €m | Fair value €m |
|---|---|---|---|---|
| Goodwill | (i) | 794 | 1,220 | 2,014 |
| Intangible fixed assets | (ii) | 40 | 2,629 | 2,669 |
| Tangible fixed assets | | 87 | – | 87 |
| Investments | | 113 | – | 113 |
| Business held for resale | (iii) | 842 | 863 | 1,705 |
| Current assets | (iv) | 1,130 | (90) | 1,040 |
| Current liabilities | | (501) | – | (501) |
| Borrowings | (v) | (1,618) | (56) | (1,674) |
| Current and deferred tax | (vi) | 29 | (53) | (24) |
| Other net liabilities | (vii) | (433) | (31) | (464) |
| **Net assets acquired** | | 483 | 4,482 | 4,965 |
| **Consideration** | (viii) | | | 4,965 |
| Less: amounts deferred from prior year | | | | (32) |
| **Net cash flow** | | | | 4,933 |

(i) The fair value of goodwill reflects the excess of the consideration paid over the fair value of the net tangible and intangible assets acquired.
(ii) The fair value of intangible assets acquired is based on a valuation exercise carried out by independent qualified valuers.
(iii) The businesses held for resale relate to those on-sold to The Thomson Corporation and are stated at the estimated net realisable proceeds after taxes payable and separation and other expenses.
(iv) The fair value adjustment to current assets relates to a conforming of accounting practices across the businesses, principally with respect to the level of internal labour deferred in pre-publication costs.
(v) The Harcourt General, Inc publicly traded debt has been restated at market based value on acquisition.
(vi) The fair value adjustment for current and deferred tax balances relates to the recognition of deferred tax assets at amounts considered recoverable in the short term.
(vii) The other net liabilities on acquisition include £103m/€166m in respect of change of control arrangements and transaction costs incurred by Harcourt General, Inc and £124m/€200m in respect of General Cinema lease obligations and other non operating liabilities assumed.
(viii) Consideration is stated after £26m/€42m of acquisition costs.

The fair values included above represent estimates following a preliminary valuation exercise. Final values will be incorporated into the 2002 financial statements.

**12 ACQUISITIONS** (continued)

Proforma turnover and adjusted operating profit for the Harcourt STM and Education and Testing businesses for the two years ended 31 December 2001, which have been prepared on the basis of Reed Elsevier's accounting policies and as if the acquisition of Harcourt had taken place on 1 January 2000, are set out below.

| | **2001 £m** | 2000 £m | **2001 €m** | 2000 €m |
|---|---|---|---|---|
| Turnover | | | | |
| STM | **481** | 451 | **774** | 740 |
| Education and Testing | **769** | 656 | **1,238** | 1,076 |
| | **1,250** | 1,107 | **2,012** | 1,816 |
| Adjusted operating profit | | | | |
| STM | **107** | 103 | **172** | 169 |
| Education and Testing | **153** | 129 | **246** | 212 |
| | **260** | 232 | **418** | 381 |

From the beginning of the Harcourt General, Inc financial year, 1 November 2000, to 12 July 2001, the Harcourt STM business and Education and Testing businesses together reported, on the basis of Harcourt's US GAAP accounting policies, turnover of £746m/€1,209m and operating profit of £41m/€66m. For the previous Harcourt General financial year ended 31 October 2000, the businesses reported under US GAAP operating profit of £182m/€295m.

The fair values of the consideration paid for other acquisitions in the year, the most significant of which were Courtlink and Classroom Connect, and the assets and liabilities acquired, which are provisional pending the completion of fair value assessments in 2002, are summarised below:

| | Book value on acquisition £m | Fair value adjustments £m | Fair value £m |
|---|---|---|---|
| Goodwill | – | **177** | **177** |
| Intangible fixed assets | – | **11** | **11** |
| Tangible fixed assets | **8** | **(2)** | **6** |
| Current assets | **10** | – | **10** |
| Current liabilities | **(27)** | – | **(27)** |
| Borrowings | **(2)** | – | **(2)** |
| **Net assets acquired** | **(11)** | **186** | **175** |
| **Consideration (after taking account of £4m net cash acquired)** | | | **175** |
| Less: transferred from investments | | | **(13)** |
| Less: deferred to future years | | | **(4)** |
| **Net cash flow** | | | **158** |

| | Book value on acquisition €m | Fair value adjustments €m | Fair value €m |
|---|---|---|---|
| Goodwill | – | **285** | **285** |
| Intangible fixed assets | – | **18** | **18** |
| Tangible fixed assets | **13** | **(3)** | **10** |
| Current assets | **16** | – | **16** |
| Current liabilities | **(44)** | – | **(44)** |
| Borrowings | **(3)** | – | **(3)** |
| **Net assets acquired** | **(18)** | **300** | **282** |
| **Consideration (after taking account of €6m net cash acquired)** | | | **282** |
| Less: transferred from investments | | | **(21)** |
| Less: deferred to future years | | | **(7)** |
| **Net cash flow** | | | **254** |

## 13 GOODWILL AND INTANGIBLE ASSETS

| | Goodwill £m | Intangible assets £m | Total £m | Goodwill €m | Intangible assets €m | Total €m |
|---|---|---|---|---|---|---|
| **Cost** | | | | | | |
| At 1 January 2001 | 3,730 | 3,508 | 7,238 | 6,005 | 5,648 | 11,653 |
| Acquisitions | 1,428 | 1,669 | 3,097 | 2,299 | 2,687 | 4,986 |
| Sale of businesses | (384) | (654) | (1,038) | (618) | (1,053) | (1,671) |
| Exchange translation differences | 61 | 50 | 111 | 243 | 218 | 461 |
| **At 31 December 2001** | 4,835 | 4,573 | 9,408 | 7,929 | 7,500 | 15,429 |
| **Accumulated amortisation** | | | | | | |
| At 1 January 2001 | 1,478 | 1,633 | 3,111 | 2,380 | 2,629 | 5,009 |
| Sale of businesses | (355) | (622) | (977) | (572) | (1,001) | (1,573) |
| Charge for the year | 332 | 166 | 498 | 535 | 267 | 802 |
| Exchange translation differences | 23 | 30 | 53 | 81 | 84 | 165 |
| **At 31 December 2001** | 1,478 | 1,207 | 2,685 | 2,424 | 1,979 | 4,403 |
| **Net book amount** | | | | | | |
| At 1 January 2001 | 2,252 | 1,875 | 4,127 | 3,625 | 3,019 | 6,644 |
| **At 31 December 2001** | 3,357 | 3,366 | 6,723 | 5,505 | 5,521 | 11,026 |

## 14 TANGIBLE FIXED ASSETS

| | Land and buildings £m | Plant, equipment and computer systems £m | Total £m | Land and buildings €m | Plant, equipment and computer systems €m | Total €m |
|---|---|---|---|---|---|---|
| **Cost** | | | | | | |
| At 1 January 2001 | 168 | 826 | 994 | 270 | 1,330 | 1,600 |
| Acquisitions | 50 | 115 | 165 | 81 | 185 | 266 |
| Capital expenditure | 10 | 168 | 178 | 16 | 271 | 287 |
| Disposals | (17) | (149) | (166) | (27) | (240) | (267) |
| Exchange translation differences | 2 | 9 | 11 | 9 | 43 | 52 |
| **At 31 December 2001** | 213 | 969 | 1,182 | 349 | 1,589 | 1,938 |
| **Accumulated depreciation** | | | | | | |
| At 1 January 2001 | 56 | 522 | 578 | 90 | 840 | 930 |
| Acquisitions | 22 | 83 | 105 | 35 | 134 | 169 |
| Disposals | (11) | (119) | (130) | (18) | (191) | (209) |
| Charge for the year | 7 | 125 | 132 | 11 | 202 | 213 |
| Exchange translation differences | 1 | 7 | 8 | 5 | 28 | 33 |
| **At 31 December 2001** | 75 | 618 | 693 | 123 | 1,013 | 1,136 |
| **Net book amount** | | | | | | |
| At 1 January 2001 | 112 | 304 | 416 | 180 | 490 | 670 |
| **At 31 December 2001** | 138 | 351 | 489 | 226 | 576 | 802 |

At 31 December 2001 and 2000, all assets were included at cost. No depreciation was provided on freehold land. The net book amount of tangible fixed assets includes £16m/€26m (2000 £17m/€27m) in respect of assets held under finance leases.

## 15 FIXED ASSET INVESTMENTS

| | Investments in joint ventures £m | Other investments £m | Total £m | Investments in joint ventures €m | Other investments €m | Total €m |
|---|---|---|---|---|---|---|
| At 1 January 2001 | 72 | 81 | 153 | 116 | 131 | 247 |
| Share of attributable profit | 10 | – | 10 | 16 | – | 16 |
| Amortisation of goodwill and intangible assets | (3) | – | (3) | (4) | – | (4) |
| Dividends received from joint ventures | (12) | – | (12) | (19) | – | (19) |
| Acquisitions | – | 70 | 70 | – | 113 | 113 |
| Additions | – | 59 | 59 | – | 95 | 95 |
| Transfers/disposals | – | (23) | (23) | – | (37) | (37) |
| Provided | – | (13) | (13) | – | (21) | (21) |
| Exchange translation differences | (1) | 1 | – | (1) | 6 | 5 |
| **At 31 December 2001** | 66 | 175 | 241 | 108 | 287 | 395 |

The principal joint venture at 31 December 2001 is Giuffrè (an Italian legal publisher in which Reed Elsevier has a 40% shareholding). The cost and net book amount of goodwill and intangible assets in joint ventures were £37m/€61m and £24m/€39m respectively (2000 £37m/€60m and £27m/€43m).

At 31 December 2001, the Reed Elsevier plc Employee Benefit Trust ("EBT") held 2,416,207 (2000 590,257) Reed International ordinary shares and 1,412,194 (2000 320,000) Elsevier ordinary shares at a book amount of £18m/€30m. The aggregate market value at 31 December 2001 was £25m/€41m (2000 £7m/€12m). The EBT purchases Reed International and Elsevier shares which, at the Trustee's discretion, can be used in respect of the exercise of executive share options. Details of the share option schemes are set out in the Reed Elsevier plc Remuneration Report on pages 17 to 23.

## 16 INVENTORIES AND PRE-PUBLICATION COSTS

| | **2001 £m** | 2000 £m | **2001 €m** | 2000 €m |
|---|---|---|---|---|
| Raw materials | **43** | 17 | **71** | 27 |
| Pre-publication costs | **258** | 40 | **423** | 64 |
| Finished goods | **187** | 57 | **307** | 93 |
| **Total** | **488** | 114 | **801** | 184 |

## 17 DEBTORS – AMOUNTS FALLING DUE WITHIN ONE YEAR

| | **2001 £m** | 2000 £m | **2001 €m** | 2000 €m |
|---|---|---|---|---|
| Trade debtors | **760** | 652 | **1,246** | 1,050 |
| Amounts owed by joint ventures | **2** | 3 | **3** | 5 |
| Other debtors | **98** | 89 | **161** | 143 |
| Prepayments and accrued income | **139** | 116 | **228** | 187 |
| **Total** | **999** | 860 | **1,638** | 1,385 |

## 18 DEBTORS – AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

| | Note | **2001 £m** | 2000 £m | **2001 €m** | 2000 €m |
|---|---|---|---|---|---|
| Trade debtors | | **5** | 1 | **8** | 2 |
| Pension prepayment | 4 | **128** | 128 | **210** | 206 |
| Prepayments, accrued income and other debtors | | **86** | 35 | **141** | 56 |
| Deferred taxation assets | 24 | **244** | 42 | **400** | 67 |
| **Total** | | **463** | 206 | **759** | 331 |

A new financial reporting standard, FRS19: Deferred tax, has been adopted during the year. Under the previously applicable accounting standard, certain deferred taxation assets could be set off against deferred taxation liabilities. Under FRS19 these balances are required to be shown as debtors falling due after more than one year. Comparatives have been restated accordingly.

## 19 CASH AND SHORT TERM INVESTMENTS

| | 2001 £m | 2000 £m | 2001 €m | 2000 €m |
|---|---|---|---|---|
| Cash at bank and in hand | 96 | 85 | 157 | 137 |
| Short term investments | 339 | 1,509 | 556 | 2,429 |
| **Total** | 435 | 1,594 | 713 | 2,566 |

Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

## 20 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

| | Note | 2001 £m | 2000 £m | 2001 €m | 2000 €m |
|---|---|---|---|---|---|
| Borrowings | | | | | |
| Promissory notes and bank loans | | 1,443 | 1,395 | 2,367 | 2,246 |
| Other loans | | 108 | 4 | 177 | 6 |
| Obligations under finance leases | 23 | 5 | 5 | 8 | 8 |
| | | 1,556 | 1,404 | 2,552 | 2,260 |
| Trade creditors | | 246 | 245 | 403 | 394 |
| Other creditors | | 330 | 213 | 541 | 343 |
| Taxation | | 429 | 193 | 704 | 311 |
| Proposed dividends | | 190 | 177 | 312 | 285 |
| Accruals and deferred income | | 1,383 | 1,147 | 2,268 | 1,848 |
| **Total** | | 4,134 | 3,379 | 6,780 | 5,441 |

## 21 CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

| | Note | 2001 £m | 2000 £m | 2001 €m | 2000 €m |
|---|---|---|---|---|---|
| Borrowings | | | | | |
| Loans repayable: | | | | | |
| Within one to two years | | 91 | 4 | 149 | 6 |
| Within two to five years | | 506 | 205 | 830 | 330 |
| After five years | | 1,500 | 402 | 2,460 | 648 |
| Obligations under finance leases | 23 | 11 | 12 | 18 | 19 |
| | | 2,108 | 623 | 3,457 | 1,003 |
| Other creditors | | 21 | 27 | 34 | 43 |
| Taxation | | 331 | 197 | 543 | 317 |
| Accruals and deferred income | | 42 | 26 | 69 | 43 |
| **Total** | | 2,502 | 873 | 4,103 | 1,406 |

## 22 FINANCIAL INSTRUMENTS

Details of the objectives, policies and strategies pursued by Reed Elsevier in relation to financial instruments are set out in the Review of 2001 Financial Performance on pages 2 to 12.

For the purpose of the disclosures which follow in this note, short term debtors and creditors have been excluded, as permitted under FRS13.

## 22 FINANCIAL INSTRUMENTS (continued)

### Currency and interest rate profile of financial liabilities

The currency and interest rate profile of the aggregate financial liabilities of £3,848m/€6,310m (2000 £2,147m/€3,457m), after taking account of interest rate and cross currency interest rate swaps, is set out below:

| | Floating rate financial liabilities £m | Fixed rate financial liabilities £m | Floating rate financial liabilities €m | Fixed rate financial liabilities €m | Fixed rate financial liabilities: Weighted average interest rate | Fixed rate financial liabilities: Weighted average duration (years) |
|---|---|---|---|---|---|---|
| **2001** | | | | | | |
| US dollar | **629** | **2,703** | **1,032** | **4,433** | 6.8% | 10.7 |
| Sterling | **22** | **–** | **36** | **–** | – | – |
| Euro | **268** | **138** | **440** | **226** | 5.6% | 5.2 |
| Other currencies | **88** | **–** | **143** | **–** | – | – |
| **Total** | **1,007** | **2,841** | **1,651** | **4,659** | 6.8% | 10.5 |

| | Floating rate financial liabilities £m | Fixed rate financial liabilities £m | Floating rate financial liabilities €m | Fixed rate financial liabilities €m | Fixed rate financial liabilities: Weighted average interest rate | Fixed rate financial liabilities: Weighted average duration (years) |
|---|---|---|---|---|---|---|
| **2000** | | | | | | |
| US dollar | 890 | 779 | 1,433 | 1,254 | 6.8% | 8.0 |
| Sterling | 43 | – | 69 | – | – | – |
| Euro | 223 | 141 | 359 | 227 | 5.6% | 6.0 |
| Other currencies | 65 | 6 | 105 | 10 | 5.9% | 0.7 |
| **Total** | 1,221 | 926 | 1,966 | 1,491 | 6.6% | 7.7 |

Included within fixed rate financial liabilities as at 31 December 2001 are £105m/€172m (2000 £nil/€nil) of US dollar term debt and £397m/€651m of interest rate swaps denominated principally in US dollars that mature within one year (2000 £73m/€118m denominated principally in US dollars).

### Currency and interest rate profile of financial assets

The currency and interest rate profile of the aggregate financial assets of £616m/€1,010m (2000 £1,694m/€2,727m), after taking account of interest rate swaps, is set out below:

| | Floating rate financial assets £m | Non interest bearing financial assets £m | Floating rate financial assets €m | Non interest bearing financial assets €m |
|---|---|---|---|---|
| **2001** | | | | |
| US dollar | **87** | **147** | **143** | **241** |
| Sterling | **74** | **24** | **121** | **39** |
| Euro | **244** | **6** | **400** | **10** |
| Other currencies | **30** | **4** | **49** | **7** |
| **Total** | **435** | **181** | **713** | **297** |

| | Floating rate financial assets £m | Non interest bearing financial assets £m | Floating rate financial assets €m | Non interest bearing financial assets €m |
|---|---|---|---|---|
| **2000** | | | | |
| US dollar | 103 | 67 | 166 | 107 |
| Sterling | 622 | 16 | 1,001 | 26 |
| Euro | 834 | 1 | 1,343 | 2 |
| Other currencies | 35 | 3 | 56 | 5 |
| **Total** | 1,594 | 87 | 2,566 | 140 |

At 31 December 2001, there were fixed rate financial assets of £nil/€nil (2000 £13m/€21m denominated in US dollars).

Floating rate interest rates payable on US commercial paper are based on US dollar commercial paper rates. Other financial assets and liabilities bear interest by reference to LIBOR or other national LIBOR equivalent interest rates. Included within non interest bearing financial assets are £175m/€287m (2000 £81m/€130m) of investments denominated principally in sterling and US dollars which have no maturity date.

## 22 FINANCIAL INSTRUMENTS (continued)

At 31 December 2001, agreements totalling £357m/€585m (2000 £1,767m/€2,845m) were in place to enter into interest rate swaps and interest rate floors at future dates. Of these, individual agreements totalling £207m/€339m (2000 £946m/€1,523m) were to fix the interest expense on US dollar borrowings commencing in 2002 for periods of between five and six years, at a weighted average interest rate of 6.28% (2000 interest rate options totalling £671m/€1,080m). Interest rate floors with principal amounts totalling £150m/€246m and starting in 2002 protect the interest income on sterling short term investments for periods of up to a year, at a minimum rate of 4.85% (2000 interest rate swaps totalling £150m/€242m).

At 31 December 2001, forward rate agreements totalling £276m/€453m (2000 £885m/€1,425m) were in place. All of these agreements (2000 £537m/€865m) were to fix the interest expense on short term US dollar borrowings commencing in 2002 for periods of six months, at a weighted average interest rate of 2.82%.

### Maturity profile of financial liabilities

The maturity profile of financial liabilities at 31 December comprised:

| | **2001 £m** | 2000 £m | **2001 €m** | 2000 €m |
|---|---|---|---|---|
| Repayable: | | | | |
| Within one year | **1,598** | 1,426 | **2,621** | 2,296 |
| Within one to two years | **149** | 54 | **244** | 87 |
| Within two to five years | **557** | 237 | **914** | 382 |
| After five years | **1,544** | 430 | **2,531** | 692 |
| **Total** | **3,848** | 2,147 | **6,310** | 3,457 |

Financial liabilities repayable within one year include US commercial paper and euro commercial paper. Short term borrowings are supported by committed facilities and by centrally managed cash and short term investments. As at 31 December 2001, a total of £2,413m/€3,957m (2000 £4,497m/€7,240m) of committed facilities were available, of which £418m/€686m was drawn and is included in financial liabilities repayable within one year. Of the total committed facilities, £248m/€407m (2000 £2,389m/€3,846m) matures within one year, £1,724m/€2,827m (2000 £nil/€nil) within one to two years, and £441m/€723m (2000 £2,108m/€3,394m) within two to three years. Included within the 2000 amount is £3,154m/€5,078m of committed facilities arranged in anticipation of the Harcourt acquisition. Secured borrowings under finance leases were £16m/€26m (2000 £17m/€27m).

### Currency exposure

The business policy is to hedge all significant transaction exposures on monetary assets and liabilities fully and consequently there are no material currency exposures that would give rise to gains and losses in the profit and loss account in the functional currencies of the operating units.

## 22 FINANCIAL INSTRUMENTS (continued)

**Fair values of financial assets and liabilities**

The notional amount, book value and fair value of financial instruments are as follows:

| | 2001 | | | 2000 | | |
|---|---|---|---|---|---|---|
| | Notional amount £m | Book value £m | Fair value £m | Notional amount £m | Book value £m | Fair value £m |
| **Primary financial instruments held or issued to finance operations** | | | | | | |
| Investments | | 175 | 175 | | 81 | 81 |
| Cash | | 96 | 96 | | 85 | 85 |
| Short term investments | | 339 | 338 | | 1,509 | 1,512 |
| Other financial assets | | 6 | 6 | | 19 | 19 |
| Short term borrowings and current portion of long term borrowings | | (1,556) | (1,555) | | (1,404) | (1,398) |
| Long term borrowings | | (2,108) | (2,104) | | (623) | (614) |
| Other financial liabilities | | (22) | (22) | | (34) | (34) |
| Provisions | | (162) | (162) | | (86) | (86) |
| | | (3,232) | (3,228) | | (453) | (435) |
| **Derivative financial instruments held to manage interest rate and currency exposure** | | | | | | |
| Interest rate swaps | 1,233 | (9) | (43) | 1,612 | (1) | (49) |
| Interest rate options | 690 | (4) | (48) | 671 | – | (17) |
| Interest rate floors | 275 | – | 1 | – | – | – |
| Forward rate agreements | 276 | – | – | 885 | – | (1) |
| Forward foreign exchange contracts | 917 | – | (2) | 1,776 | – | (38) |
| Foreign exchange options | – | – | – | 50 | – | (1) |
| | 3,391 | (13) | (92) | 4,994 | (1) | (106) |
| **Total financial instruments** | 3,391 | (3,245) | (3,320) | 4,994 | (454) | (541) |

## 22 FINANCIAL INSTRUMENTS (continued)

| | 2001 | | | 2000 | | |
|---|---|---|---|---|---|---|
| | Notional amount €m | Book value €m | Fair value €m | Notional amount €m | Book value €m | Fair value €m |
| **Primary financial instruments held or issued to finance operations** | | | | | | |
| Investments | | 287 | 287 | | 130 | 130 |
| Cash | | 157 | 157 | | 137 | 137 |
| Short term investments | | 556 | 554 | | 2,429 | 2,434 |
| Other financial assets | | 10 | 10 | | 31 | 31 |
| Short term borrowings and current portion of long term borrowings | | (2,552) | (2,550) | | (2,260) | (2,251) |
| Long term borrowings | | (3,457) | (3,451) | | (1,003) | (987) |
| Other financial liabilities | | (36) | (36) | | (55) | (55) |
| Provisions | | (265) | (265) | | (139) | (139) |
| | | (5,300) | (5,294) | | (730) | (700) |
| **Derivative financial instruments held to manage interest rate and currency exposure** | | | | | | |
| Interest rate swaps | 2,022 | (15) | (71) | 2,595 | (2) | (79) |
| Interest rate options | 1,132 | (7) | (79) | 1,080 | – | (27) |
| Interest rate floors | 451 | – | 2 | – | – | – |
| Forward rate agreements | 453 | – | – | 1,425 | – | (2) |
| Forward foreign exchange contracts | 1,503 | – | (3) | 2,859 | – | (61) |
| Forward foreign exchange options | – | – | – | 81 | – | (2) |
| | 5,561 | (22) | (151) | 8,040 | (2) | (171) |
| **Total financial instruments** | 5,561 | (5,322) | (5,445) | 8,040 | (732) | (871) |

The amounts shown as the book value of derivative financial instruments represent accruals or deferred income arising from these financial instruments. The fair value of long term debt has been based on current market rates offered to Reed Elsevier for debt of the same remaining maturities. The fair values for interest rate swaps, interest rate options and forward rate agreements represent the replacement cost calculated using market rates of interest at 31 December 2001 and 2000. The fair values of all other items have been calculated by discounting expected future cash flows at market rates.

## 22 FINANCIAL INSTRUMENTS (continued)

### Hedges

The unrecognised and deferred gains and losses on financial instruments used for hedging purposes as at 31 December 2001, and before taking into account gains and losses arising in the year and included in the profit and loss account, are derived as follows:

| | Unrecognised | | Deferred | |
|---|---|---|---|---|
| | Gains £m | Losses £m | Gains £m | Losses £m |
| On hedges at 1 January 2001 | 2 | (108) | 17 | (24) |
| Arising in previous years included in 2001 profit and loss account | (2) | 93 | – | 4 |
| Arising in previous years not included in 2001 profit and loss account | – | (15) | 17 | (20) |
| Arising in 2001 not included in 2001 profit and loss account | 3 | (67) | 11 | (2) |
| **On hedges at 31 December 2001** | 3 | (82) | 28 | (22) |
| Of which: | | | | |
| Expected to be included in 2002 profit and loss account | 2 | (6) | 15 | (14) |
| Expected to be included in 2003 profit and loss account or later | 1 | (76) | 13 | (8) |

| | Unrecognised | | Deferred | |
|---|---|---|---|---|
| | Gains €m | Losses €m | Gains €m | Losses €m |
| On hedges at 1 January 2001 | 3 | (174) | 27 | (39) |
| Arising in previous years included in 2001 profit and loss account | (3) | 151 | – | 7 |
| Arising in previous years not included in 2001 profit and loss account | – | (23) | 27 | (32) |
| Arising in 2001 not included in 2001 profit and loss account | 5 | (111) | 19 | (4) |
| **On hedges at 31 December 2001** | 5 | (134) | 46 | (36) |
| Of which: | | | | |
| Expected to be included in 2002 profit and loss account | 3 | (10) | 25 | (23) |
| Expected to be included in 2003 profit and loss account or later | 2 | (124) | 21 | (13) |

## 23 OBLIGATIONS UNDER LEASES

Future finance lease obligations are:

| | Note | **2001 £m** | 2000 £m | **2001 €m** | 2000 €m |
|---|---|---|---|---|---|
| Repayable: | | | | | |
| Within one year | | **7** | 6 | **11** | 10 |
| Within one to two years | | **3** | 4 | **5** | 6 |
| Within two to five years | | **2** | 1 | **3** | 2 |
| After five years | | **9** | 11 | **15** | 18 |
| Less: interest charges allocated to future periods | | **(5)** | (5) | **(8)** | (9) |
| **Total** | | **16** | 17 | **26** | 27 |
| Obligations falling due within one year | 20 | **5** | 5 | **8** | 8 |
| Obligations falling due after more than one year | 21 | **11** | 12 | **18** | 19 |
| **Total** | | **16** | 17 | **26** | 27 |

Annual commitments under operating leases are:

| | **2001 £m** | 2000 £m | **2001 €m** | 2000 €m |
|---|---|---|---|---|
| On leases expiring: | | | | |
| Within one year | **19** | 4 | **31** | 6 |
| Within two to five years | **41** | 31 | **67** | 50 |
| After five years | **63** | 38 | **104** | 62 |
| **Total** | **123** | 73 | **202** | 118 |

Of the above annual commitments, £119m/€195m relates to land and buildings (2000 £71m/€115m) and £4m/€7m to other leases (2000 £2m/€3m).

## 24 PROVISIONS FOR LIABILITIES AND CHARGES

| | Surplus property £m | Deferred taxation liabilities £m | Lease guarantees £m | Other £m | Total £m |
|---|---|---|---|---|---|
| At 1 January 2001 | 84 | 79 | – | 7 | 170 |
| Acquisitions | – | 14 | 104 | – | 118 |
| Transfers | – | (6) | – | (4) | (10) |
| Provided | – | 29 | – | – | 29 |
| Utilised | (10) | (1) | (18) | (3) | (32) |
| Exchange translation differences | 2 | 3 | – | – | 5 |
| **At 31 December 2001** | 76 | 118 | 86 | – | 280 |

| | Surplus property €m | Deferred taxation liabilities €m | Lease guarantees €m | Other €m | Total €m |
|---|---|---|---|---|---|
| At 1 January 2001 | 135 | 127 | – | 11 | 273 |
| Acquisitions | – | 23 | 167 | – | 190 |
| Transfers | – | (10) | – | (6) | (16) |
| Provided | – | 47 | – | – | 47 |
| Utilised | (16) | (2) | (29) | (5) | (52) |
| Exchange translation differences | 6 | 9 | 2 | – | 17 |
| **At 31 December 2001** | 125 | 194 | 140 | – | 459 |

A new financial reporting standard, FRS19: Deferred tax, has been adopted during the year. Under the previously applicable accounting standard, certain deferred taxation assets could be set off against deferred taxation liabilities. Under FRS19 these balances are required to be shown as debtors falling due after more than one year. Comparatives have been restated accordingly.

The surplus property provision relates to lease obligations for various periods up to 2012 and represents estimated sub-lease shortfalls in respect of properties which have been, or are in the process of being, vacated.

The provision for lease guarantees represents amounts provided in respect of guarantees given by Harcourt General, Inc in favour of a former subsidiary, GC Companies, Inc. for certain property leases for various periods up to 2016.

The net provision for deferred taxation comprises:

| | Note | **2001 £m** | 2000 £m | **2001 €m** | 2000 €m |
|---|---|---|---|---|---|
| Deferred taxation liabilities | | | | | |
| Excess of tax allowances over related amortisation | | 41 | – | 67 | – |
| Pension prepayment | | 38 | 37 | 62 | 60 |
| Short term timing differences | | 39 | 42 | 65 | 67 |
| | | 118 | 79 | 194 | 127 |
| Deferred taxation assets | | | | | |
| Excess of amortisation over related tax allowances | | (6) | (8) | (10) | (13) |
| Short term timing differences | | (201) | (34) | (330) | (54) |
| Tax losses carried forward | | (37) | – | (60) | – |
| | 18 | (244) | (42) | (400) | (67) |
| **Total** | | (126) | 37 | (206) | 60 |
| Net provision at 1 January | | 37 | 36 | 60 | 58 |
| Acquisitions | | 8 | (2) | 13 | (3) |
| Transfers | | (96) | 7 | (155) | 11 |
| Deferred tax credit in profit and loss account | 8 | (79) | (5) | (127) | (8) |
| Exchange translation differences | | 4 | 1 | 3 | 2 |
| **Net provision at 31 December** | | (126) | 37 | (206) | 60 |

## 25 CONTINGENT LIABILITIES

There are contingent liabilities amounting to £7m/€11m (2000 £10m/€16m) in respect of borrowings of former subsidiaries and £143m/€235m in respect of lease guarantees, in excess of provided amounts, given by Harcourt General, Inc in favour of GC Companies, Inc. (see note 24).

## 26 COMBINED SHAREHOLDERS' FUNDS

| | Combined share capitals £m | Combined share premium accounts £m | Combined reserves £m | Total £m |
|---|---|---|---|---|
| At 1 January 2001 | 185 | 1,621 | 1,235 | 3,041 |
| Profit attributable to parent companies' shareholders | – | – | 126 | 126 |
| Equity dividends paid and proposed | – | – | (269) | (269) |
| Issue of ordinary shares, net of expenses | – | 22 | – | 22 |
| Exchange translation differences | (1) | (14) | 12 | (3) |
| **At 31 December 2001** | 184 | 1,629 | 1,104 | 2,917 |

| | Combined share capitals €m | Combined share premium accounts €m | Combined reserves €m | Total €m |
|---|---|---|---|---|
| At 1 January 2001 | 298 | 2,610 | 1,988 | 4,896 |
| Profit attributable to parent companies' shareholders | – | – | 202 | 202 |
| Equity dividends paid and proposed | – | – | (432) | (432) |
| Issue of ordinary shares, net of expenses | – | 35 | – | 35 |
| Exchange translation differences | 4 | 27 | 52 | 83 |
| **At 31 December 2001** | 302 | 2,672 | 1,810 | 4,784 |

Combined share capital excludes the shares of Elsevier held by Reed International.

Combined reserves include a £4m/€7m (2000 £4m/€6m) capital redemption reserve following the redemption of non equity shares in Reed International in 1999.

## 27 EXCHANGE RATES

The following exchange rates have been applied in preparing the combined financial statements:

| | Profit and loss | | Balance sheet | |
|---|---|---|---|---|
| | **2001** | 2000 | **2001** | 2000 |
| Euro to sterling | **1.61** | 1.64 | **1.64** | 1.61 |
| US dollars to sterling | **1.44** | 1.51 | **1.45** | 1.49 |
| Euro to US dollars | **1.12** | 1.09 | **1.13** | 1.08 |
| US dollars to euro | **0.89** | 0.92 | **0.88** | 0.93 |

## INDEPENDENT AUDITORS' REPORT

***To the shareholders of Reed International P.L.C. and Elsevier NV***

We have audited the combined financial statements of Reed International P.L.C., Elsevier NV, Reed Elsevier plc, Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together "the combined businesses") for the year ended 31 December 2001 which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, the shareholders' funds reconciliation and the related notes 1 to 27. These financial statements have been prepared under the accounting policies set out therein.

***Respective responsibilities of directors and auditors***

As described in the statement of directors' responsibilities, the directors of Reed International P.L.C. and Elsevier NV are responsible for the preparation of the combined financial statements in accordance with applicable United Kingdom and Dutch accounting standards. Our responsibilities, as independent auditors of the combined financial statements, are set out in auditing standards generally accepted in the United Kingdom and the Netherlands and by our respective professions' ethical guidance.

We report to you our opinion as to whether the combined financial statements give a true and fair view. We read the other information contained in the Annual Report and Financial Statements, as described in the contents section, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the combined financial statements. We are not required to consider whether the boards' statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the combined businesses' corporate governance procedures or their risk and control procedures.

***Basis of audit opinion***

We conducted our audit in accordance with auditing standards generally accepted in the United Kingdom and the Netherlands. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of financial statements, and of whether the accounting policies are appropriate to the circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the combined financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the combined financial statements.

***Opinion***

In our opinion the combined financial statements give a true and fair view of the state of affairs of the combined businesses as at 31 December 2001, and of their profits for the year then ended.

**Deloitte & Touche**
Chartered Accountants and
Registered Auditors
London
20 February 2002

**Deloitte & Touche**
Accountants
Amsterdam
20 February 2002

# Reed International P.L.C.

## REED INTERNATIONAL P.L.C. ANNUAL REPORT AND FINANCIAL STATEMENTS

## FINANCIAL HIGHLIGHTS

FOR THE YEARS ENDED 31 DECEMBER

| | 1997 £m | 1998 £m | 1999 £m | 2000 £m | **2001 £m** |
|---|---|---|---|---|---|
| **PROFIT AND LOSS ACCOUNT** | | | | | |
| **Adjusted profit before tax** | 435 | 409 | 376 | 365 | **449** |
| **Adjusted profit attributable to shareholders** | 322 | 302 | 279 | 270 | **330** |
| **Profit before tax** | 45 | 552 | 57 | 102 | **146** |
| **Profit/(loss) attributable to shareholders** | (7) | 408 | (33) | 17 | **67** |
| **PER SHARE INFORMATION** | | | | | |
| **Adjusted earnings per ordinary share** | 28.3p | 26.4p | 24.4p | 23.3p | **26.1p** |
| **Net dividend per ordinary share** | 14.60p | 15.00p | 10.00p | 10.00p | **10.50p** |
| **Dividend cover** | 1.8 | 1.7 | 2.4 | 2.1 | **2.5** |
| **Earnings/(loss) per ordinary share** | (0.6)p | 35.7p | (2.9)p | 1.5p | **5.3p** |
| **Ordinary share prices – high** | 648p | 716p | 630p | 700p | **700p** |
| **– low** | 507p | 428p | 344p | 391p | **493p** |
| **Market capitalisation (£m)** | 6,956 | 5,379 | 5,310 | 8,837 | **7,210** |

(i) All amounts presented are based on the 52.9% share of Reed Elsevier combined profits attributable to the Reed International shareholders (see note 9 to the financial statements). The statutory profit for Reed International includes the impact of sharing the UK tax credit with Elsevier as a reduction in reported profits. On this basis, the consolidated profit before tax, attributable profit and basic earnings per share for the year ended 31 December 2001 are £140m, £61m and 4.8p respectively.

(ii) Adjusted figures are shown before amortisation of goodwill and intangible assets, exceptional items and equalisation adjustments. The Reed Elsevier businesses focus on adjusted profit and cash flow as additional performance measures.

(iii) The figures for the year ended 31 December 1997 have been restated to include retrospective amortisation of goodwill and intangible assets on the introduction of FRS10: Goodwill and Intangible Assets in 1998.

(iv) Dividend cover is calculated as the number of times adjusted profit attributable to shareholders, after taking account of the sharing of the UK tax credit with Elsevier, covers the annual dividend.

(v) Share prices quoted are the closing mid-price. Market capitalisation is at the year end date.

**DIRECTORS' REPORT**

The directors present their report, together with the financial statements of the company, for the year ended 31 December 2001.

As a consequence of the merger of the company's businesses with those of Elsevier, described on page 13, the shareholders of Reed International and Elsevier can be regarded as having the interests of a single economic group. The Reed Elsevier combined financial statements represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier plc, Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the parent companies, Reed International and Elsevier ("the combined businesses"). This directors' report and the financial statements of the company should be read in conjunction with the combined financial statements and other reports set out on pages 2 to 54, as well as the Report of the Chairman and the Chief Executive Officer in the Annual Review and Summary Financial Statements.

***Principal activities***

The company is a holding company and its principal investments are its direct 50% shareholding in Reed Elsevier plc and its 39% shareholding in Elsevier Reed Finance BV, which are engaged in publishing and information activities and financing activities, respectively. The remaining shareholdings in these two companies are held by Elsevier. Reed International also has an indirect equity interest in Elsevier. Reed International and Elsevier have retained their separate legal identities and are publicly held companies with separate stock exchange listings in Amsterdam, London and New York.

***Proposed name change***

Following the harmonisation of the Boards of Reed International, Elsevier and Reed Elsevier plc during 1999, it is now felt that a common corporate name for the three companies would reflect the benefits of this management structure and the equivalence of economic interests. Accordingly, a resolution will be submitted to the 2002 Annual General Meeting to change Reed International's name to Reed Elsevier PLC. A proposal will also be submitted to the Annual General Meeting of Elsevier NV to change that company's name to Reed Elsevier NV. Upon the above name changes becoming effective, the company that owns the publishing and information businesses, currently named Reed Elsevier plc, will change its name to Reed Elsevier Group plc.

***Financial statement presentation***

The consolidated financial statements of Reed International include the 52.9% economic interest that shareholders have under the equalisation arrangements in the Reed Elsevier combined businesses, accounted for on a gross equity basis.

Under the terms of the merger agreement, dividends paid to Reed International and Elsevier shareholders are equalised at the gross level inclusive of the UK tax credit received by certain Reed International shareholders. Because of the tax credit, Reed International normally requires less cash to fund its net dividend than Elsevier does to fund its gross dividend. An adjustment is, therefore, required in the statutory profit and loss account of Reed International to share this tax benefit between the two sets of shareholders in accordance with the equalisation agreement. The equalisation adjustment arises on dividends paid by Reed International to its shareholders and it reduces the statutory attributable earnings of the company by 47.1% of the total amount of the tax credit, which in 2001 was £6m (2000 £6m).

In addition to the reported figures, adjusted profit figures are presented as additional performance measures. These exclude the tax credit equalisation adjustment, the amortisation of goodwill and intangible assets and exceptional items and provide a basis for performance comparison that is not dependent on the choice of adoption method of FRS10 on accounting for goodwill and intangible assets.

***Profit and loss account***

The company's share of the operating profits of Reed Elsevier plc was £202m, up from £106m in 2000, reflecting strong performances in the Science & Medical, Legal and Education divisions, partly offset by the impact of the global economic downturn on the Business division. The company's share of the charge for amortisation of goodwill and intangible assets was £265m, up £17m from 2000, reflecting acquisitions made in the year, particularly the acquisition in July of the STM and Education and Testing businesses of Harcourt General, Inc. The company's share of operating exceptional items was £52m (2000 £60m), principally comprising its share of Harcourt integration costs and employee severance costs incurred in response to of the economic downturn. The share of operating exceptional items in 2000 comprised reorganisation costs of £40m and acquisition related costs of £20m. The profit for the year also included the share of profits on sale of businesses of £14m. The reported attributable profit for Reed International was £61m (2000 £11m). The adjusted profit attributable to shareholders – before exceptional items and the amortisation of goodwill and intangible assets – was £330m (2000 £270m).

**DIRECTORS' REPORT** (continued)

Adjusted earnings per share increased by 12% to 26.1p (2000 23.3p). Including the effect of the tax credit equalisation as well as the amortisation of goodwill and intangible assets and exceptional items, the basic earnings per share was 4.8p (2000 1.0p).

***Balance sheet***

The balance sheet of Reed International reflects the shareholders' 52.9% economic interest in net assets of Reed Elsevier, which at 31 December 2001 amounted to £1,543m (2000 £1,609m). The £66m decrease in net assets principally reflects Reed International's share in the attributable profits of Reed Elsevier plc and Elsevier Reed Finance BV, less dividends paid and payable.

***Dividends***

The Board is recommending a final dividend of 7.4p per ordinary share to be paid on 13 May 2002 to shareholders on the Register on 12 April 2002 which, when added to the interim dividend already paid on 10 September 2001 amounting to 3.1p per ordinary share, makes the total dividend for the year 10.5p (2000 10.0p).

The total dividend on the ordinary shares for the financial year will amount to £132m (2000 £123m), leaving a retained loss of £71m (2000 £112m).

***Directors***

The following served as directors during the year:

M Tabaksblat (Chairman)
CHL Davis (Chief Executive Officer)
MH Armour (Chief Financial Officer)
G J A van de Aast
JF Brock
DJ Haank
RJ Nelissen
S Perrick
A Prozes
RWH Stomberg (Senior independent non-executive director)
DGC Webster

Lord Sharman of Redlynch was appointed a non-executive director on 1 January 2002. In accordance with the company's Articles of Association, he will retire at the forthcoming Annual General Meeting and, being eligible, will offer himself for re-election.

Brief biographical details of the directors at the date of this Report are given on page 31 of the Annual Review and Summary Financial Statements.

Messrs Brock, Davis, Haank and Webster will retire by rotation at the forthcoming Annual General Meeting. Being eligible, Messrs Brock, Davis and Haank, will each offer themselves for re-election. Mr Webster, having served on the Board since 1992, will not be seeking re-election.

The notice period applicable to the service contracts of Messrs Davis and Haank is set out in the Reed Elsevier plc Remuneration Report on page 18. Mr Brock and Lord Sharman do not have a service contract with the company or Reed Elsevier plc.

Details of directors' remuneration and their interests in the share capital of the company are provided in the Reed Elsevier plc Remuneration Report on pages 17 to 23.

***Share capital***

During the period 2,426,463 ordinary shares in the company were issued in connection with the following share option schemes:

621,699 under a UK SAYE share option scheme at prices between 320p and 500p per share.
1,804,764 under Executive share option schemes at prices between 208.75p and 611p per share.

**DIRECTORS' REPORT** (continued)

At 19 February 2002, the company had received notification of the following substantial interests in the company's issued ordinary share capital:

| | | |
|---|---|---|
| T Rowe Price | 52,034,364 shares | 4.11% |
| Prudential plc | 49,903,031 shares | 3.94% |
| Oechsle | 42,907,149 shares | 3.39% |

At the 2001 Annual General Meeting a resolution was passed to extend the authority given to the company to purchase up to 10% of its ordinary shares by market purchase. At 31 December 2001, this authority remained unutilised. A resolution to further extend the authority is to be put to the 2002 Annual General Meeting.

***Charitable and political donations***

Reed Elsevier companies made donations during the year for charitable purposes amounting to £927,000 of which £36,000 was in the United Kingdom. There were no donations for political purposes.

***Statement of directors' responsibilities***

The directors are required by English company law to prepare financial statements for each financial period, which give a true and fair view of the state of affairs of the company and the group, and of the profit or loss for that period. In preparing those financial statements, the directors ensure that suitable accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, have been used, and accounting standards have been followed.

The directors are responsible for keeping proper accounting records, which disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the law.

The directors have general responsibility for taking reasonable steps to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

***Corporate governance***

The company has complied throughout the period under review with the provisions of Section 1 of the Combined Code – the Principles of Good Governance and Code of Best Practice, issued by the UK Financial Services Authority ("the Combined Code"), other than in relation to the designation of a senior independent non-executive director other than the Chairman. Although such a designation had not been made at the commencement of the period under review, the Board designated Dr Stomberg as the senior independent non-executive director during the period.

Details of how the provisions of the Combined Code have been applied and the directors' statement on internal control are set out in the Structure and Corporate Governance report on pages 13 to 16.

***Going concern***

After making enquiries, the directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing these financial statements.

***Payments to suppliers***

Reed Elsevier companies agree terms and conditions for business transactions with suppliers and payment is made on these terms. The average time taken to pay suppliers was between 30 and 45 days.

***Auditors***

Resolutions for the reappointment of Deloitte & Touche as auditors of the company and authorising the directors to fix their remuneration will be submitted to the forthcoming Annual General Meeting.

By order of the Board
Stephen J Cowden
Secretary
20 February 2002

Registered Office:
25 Victoria Street
London
SW1H 0EX

## ACCOUNTING POLICIES

### *Basis of preparation*

These statutory financial statements report the profit and loss account, cash flow and financial position of Reed International, and have been prepared in accordance with UK generally accepted accounting principles. A new accounting standard, FRS19: Deferred Tax has been adopted in the year and balance sheet presentation has been restated accordingly. Unless otherwise indicated, all amounts shown in the financial statements are in millions of pounds.

The financial statements have been prepared under the historical cost convention in accordance with applicable accounting standards.

The basis of the merger of the businesses of Reed International and Elsevier is set out on page 13.

As permitted by section 230 of the Companies Act 1985, the company has not presented its own profit and loss account.

### *Determination of profit*

The Reed International share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed International shareholders in the Reed Elsevier combined businesses, after taking account of results arising in Reed International and its subsidiary undertakings. Dividends paid to Reed International and Elsevier shareholders are equalised at the gross level inclusive of the UK tax credit received by certain Reed International shareholders. In the financial statements, an adjustment is required to equalise the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement. This equalisation adjustment arises on dividends paid by Reed International to its shareholders and reduces the attributable earnings of the company by 47.1% of the total amount of the tax credit.

The accounting policies adopted in the preparation of the combined financial statements are set out on pages 26 and 27.

### *Basis of valuation of assets and liabilities*

Reed International's 52.9% economic interest in the net assets of the combined businesses has been shown on the balance sheet as interests in joint ventures, net of the assets and liabilities reported as part of Reed International and its subsidiaries. Joint ventures are accounted for using the gross equity method.

In the parent company accounts, investments are stated at cost, less provision, if appropriate, for any impairment in value.

### *Translation of foreign currencies into sterling*

Profit and loss items are translated at average exchange rates. In the consolidated balance sheet, assets and liabilities are translated at rates ruling at the balance sheet date or contracted rates where applicable. The gains or losses relating to the retranslation of Reed International's 52.9% economic interest in the net assets of the combined businesses are taken directly to reserves.

### *Taxation*

Deferred taxation is provided in full for timing differences using the liability method. No provision is made for tax which might become payable on the distribution of retained profits by foreign subsidiaries or joint ventures unless there is an intention to distribute such retained earnings giving rise to a charge.

Deferred tax assets are only recognised to the extent that they are considered recoverable in the short term. Deferred taxation balances are not discounted.

## CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 DECEMBER 2001

| | Note | 2001 £m | 2000 £m |
|---|---|---|---|
| **Turnover** | | | |
| Including share of turnover of joint ventures | | 2,412 | 1,994 |
| Less: share of turnover of joint ventures | | (2,412) | (1,994) |
| | | – | – |
| Administrative expenses | | (1) | (1) |
| **Operating loss (before joint ventures)** | 3 | (1) | (1) |
| Share of operating profit of joint ventures | | | |
| Before amortisation and exceptional items | 1 | 519 | 414 |
| Amortisation of goodwill and intangible assets | | (265) | (248) |
| Exceptional items | | (52) | (60) |
| | | 202 | 106 |
| **Operating profit including joint ventures** | | 201 | 105 |
| Share of non operating exceptional items of joint ventures | 1 | 14 | 45 |
| | | 14 | 45 |
| Net interest income/(expense) | | | |
| Group | 6 | 12 | 5 |
| Share of net interest of joint ventures | | (87) | (59) |
| | | (75) | (54) |
| **Profit on ordinary activities before taxation** | | 140 | 96 |
| Tax on profit on ordinary activities | 7 | (79) | (85) |
| UK corporation tax | | (3) | (2) |
| Share of tax of joint ventures | | (76) | (83) |
| **Profit attributable to ordinary shareholders** | | 61 | 11 |
| Equity dividends paid and proposed | 8 | (132) | (123) |
| **Retained loss taken to reserves** | | (71) | (112) |

### *ADJUSTED FIGURES*

| | Note | 2001 £m | 2000 £m |
|---|---|---|---|
| **Profit before tax** | 9 | 449 | 365 |
| **Profit attributable to ordinary shareholders** | 9 | 330 | 270 |

Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures.

### *EARNINGS PER ORDINARY SHARE (EPS)*

| | Note | 2001 pence | 2000 pence |
|---|---|---|---|
| Basic EPS | 10 | 4.8 | 1.0 |
| Diluted EPS | 10 | 4.8 | 1.0 |
| EPS based on 52.9% economic interest in the Reed Elsevier combined businesses | 10 | 5.3 | 1.5 |
| Adjusted EPS | 10 | 26.1 | 23.3 |

The above amounts derive from continuing activities.

## CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2001

| | Note | 2001 £m | 2000 £m |
|---|---|---|---|
| **Net cash outflow from operating activities** | 11 | (3) | (1) |
| **Dividends received from Reed Elsevier plc** | | 127 | 97 |
| Interest received | | 13 | 4 |
| **Returns on investments and servicing of finance** | | 13 | 4 |
| **Taxation** | | (3) | (1) |
| Fixed asset investments | 11 | (406) | – |
| **Acquisitions and disposals** | | (406) | – |
| **Equity dividends paid** | | (126) | (98) |
| **Cash (outflow)/inflow before changes in short term investments and financing** | | (398) | 1 |
| **Decrease/(increase) in short term investments** | 11 | 431 | (431) |
| Issue of ordinary shares | | 10 | 709 |
| Increase in net funding balances to Reed Elsevier plc group | 11 | (43) | (279) |
| **Financing** | | (33) | 430 |
| **Change in net cash** | | – | – |

Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

## CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED 31 DECEMBER 2001

| | 2001 £m | 2000 £m |
|---|---|---|
| Profit attributable to ordinary shareholders | 61 | 11 |
| Exchange translation differences | (2) | 60 |
| **Total recognised gains and losses for the year** | 59 | 71 |

Recognised gains and losses include gains of £65m (2000 £75m) in respect of joint ventures.

## RECONCILIATION OF SHAREHOLDERS' FUNDS

FOR THE YEAR ENDED 31 DECEMBER 2001

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 £m | 2000 £m | 2001 £m | 2000 £m |
| Profit attributable to ordinary shareholders | 61 | 11 | 136 | 95 |
| Equity dividends paid and proposed | (132) | (123) | (132) | (123) |
| Issue of ordinary shares, net of expenses | 10 | 708 | 10 | 708 |
| Exchange translation differences | (2) | 60 | – | – |
| Equalisation adjustments | (3) | (28) | – | 4 |
| **Net (decrease)/increase in shareholders' funds** | (66) | 628 | 14 | 684 |
| Shareholders' funds at 1 January | 1,609 | 981 | 1,735 | 1,051 |
| **Shareholders' funds at 31 December** | 1,543 | 1,609 | 1,749 | 1,735 |

**BALANCE SHEETS**

AS AT 31 DECEMBER 2001

| | Note | Consolidated 2001 £m | Consolidated 2000 £m | Company 2001 £m | Company 2000 £m |
|---|---|---|---|---|---|
| **Fixed assets** | | | | | |
| Investment in joint ventures: | 12 | | | | |
| Share of gross assets | | **5,241** | 3,556 | **–** | – |
| Share of gross liabilities | | **(4,113)** | (2,755) | **–** | – |
| Share of net assets | | **1,128** | 801 | **–** | – |
| Investments | 13 | **–** | – | **1,411** | 1,005 |
| | | **1,128** | 801 | **1,411** | 1,005 |
| **Current assets** | | | | | |
| Debtors | 14 | **555** | 513 | **555** | 513 |
| Short term investments | | **–** | 431 | **–** | 431 |
| | | **555** | 944 | **555** | 944 |
| **Creditors: amounts falling due within one year** | 15 | **(104)** | (100) | **(181)** | (178) |
| **Net current assets** | | **451** | 844 | **374** | 766 |
| **Total assets less current liabilities** | | **1,579** | 1,645 | **1,785** | 1,771 |
| **Creditors: amounts falling due after more than one year** | 16 | **(36)** | (36) | **(36)** | (36) |
| **Net assets** | | **1,543** | 1,609 | **1,749** | 1,735 |
| **Capital and reserves** | | | | | |
| Called up share capital | 17 | **158** | 158 | **158** | 158 |
| Share premium account | 19 | **936** | 926 | **936** | 926 |
| Capital redemption reserve | 19 | **4** | 4 | **4** | 4 |
| Profit and loss reserve | 19 | **445** | 521 | **651** | 647 |
| **Shareholders' funds** | | **1,543** | 1,609 | **1,749** | 1,735 |

The financial statements were approved by the Board of Directors, 20 February 2002.

**M Tabaksblat**
Chairman

**M H Armour**
Chief Financial Officer

## 1 INCOME FROM INTERESTS IN JOINT VENTURES

| | Note | 2001 £m | 2000 £m |
|---|---|---|---|
| **Share of operating profit before amortisation and exceptional items** | | | |
| **(based on 52.9% economic interest in the Reed Elsevier combined businesses)** | | 524 | 419 |
| Effect of tax credit equalisation on distributed earnings | 2 | (6) | (6) |
| Items consolidated within Reed International group | | 1 | 1 |
| | | 519 | 414 |
| **Share of non operating exceptional items** | | | |
| Reed Elsevier combined results (52.9%) | | 14 | 45 |
| Items consolidated within Reed International group | | – | – |
| | | 14 | 45 |

Segmental analysis of the Reed Elsevier combined results is shown in the Reed Elsevier combined financial statements.

## 2 EFFECT OF TAX CREDIT EQUALISATION ON DISTRIBUTED EARNINGS

The equalisation adjustment arises on dividends paid by Reed International to its shareholders and reduces the earnings of the company by 47.1% of the total amount of the tax credit, as set out in the accounting policies on page 60.

## 3 OPERATING LOSS

The operating loss comprises administrative expenses and includes £278,000 (2000 £255,000) paid in the year to Reed Elsevier plc under a contract for the services of directors and administrative support. The company has no employees (2000 nil).

## 4 AUDITORS' REMUNERATION

Audit fees payable for the group were £23,000 (2000 £22,000).

## 5 DIRECTORS' EMOLUMENTS

Information on directors' remuneration, share options, longer term incentive plans, pension contributions and entitlements is set out in the Reed Elsevier plc Remuneration Report on pages 17 to 23 and forms part of these financial statements.

## 6 NET INTEREST

| | 2001 £m | 2000 £m |
|---|---|---|
| Interest receivable and similar income | | |
| On short term investments | 11 | 2 |
| On loans to Reed Elsevier plc group | 1 | 3 |
| **Net interest income** | 12 | 5 |

## 7 TAX ON PROFIT ON ORDINARY ACTIVITIES

| | 2001 £m | 2000 £m |
|---|---|---|
| UK corporation tax | 3 | 2 |
| Share of tax arising in joint ventures: | | |
| Before amortisation and exceptional items | 116 | 94 |
| On amortisation and exceptional items | (40) | (11) |
| **Total** | 79 | 85 |

UK corporation tax has been provided at 30% (2000 30%).

The share of tax arising in joint ventures is high as a proportion of the share of profit before tax principally due to non tax-deductible amortisation.

## 8 DIVIDENDS

| | 2001 pence | 2000 pence | 2001 £m | 2000 £m |
|---|---|---|---|---|
| Ordinary shares of 12.5 pence each | | | | |
| Interim | 3.10 | 3.10 | 38 | 35 |
| Final (2001 proposed) | 7.40 | 6.90 | 94 | 88 |
| **Total** | 10.50 | 10.00 | 132 | 123 |

## 9 ADJUSTED FIGURES

| | 2001 £m | 2000 £m |
|---|---|---|
| Profit before tax | 140 | 96 |
| Effect of tax credit equalisation on distributed earnings | 6 | 6 |
| Profit before tax based on 52.9% economic interest in the Reed Elsevier combined businesses | 146 | 102 |
| Adjustments: | | |
| Amortisation of goodwill and intangible assets | 265 | 248 |
| Exceptional items | 38 | 15 |
| **Adjusted profit before tax** | 449 | 365 |
| | | |
| Profit attributable to ordinary shareholders | 61 | 11 |
| Effect of tax credit equalisation on distributed earnings | 6 | 6 |
| Profit attributable to ordinary shareholders based on 52.9% economic interest in the Reed Elsevier combined businesses | 67 | 17 |
| Adjustments: | | |
| Amortisation of goodwill and intangible assets | 268 | 248 |
| Exceptional items | (5) | 5 |
| **Adjusted profit attributable to ordinary shareholders** | 330 | 270 |

| | 2001 pence | 2000 pence |
|---|---|---|
| Basic earnings per ordinary share | 4.8 | 1.0 |
| Effect of tax credit equalisation on distributed earnings | 0.5 | 0.5 |
| Earnings per share based on 52.9% economic interest in the Reed Elsevier combined businesses | 5.3 | 1.5 |
| Adjustments: | | |
| Amortisation of goodwill and intangible assets | 21.2 | 21.4 |
| Exceptional items | (0.4) | 0.4 |
| **Adjusted earnings per ordinary share** | 26.1 | 23.3 |

## 10 EARNINGS PER ORDINARY SHARE (EPS)

| | Note | 2001 Earnings £m | 2001 Weighted average number of shares (millions) | 2001 EPS pence |
|---|---|---|---|---|
| Basic EPS | | 61 | 1,262.6 | 4.8 |
| Diluted EPS | | 61 | 1,273.3 | 4.8 |
| EPS based on 52.9% economic interest in the Reed Elsevier combined businesses | | 67 | 1,262.6 | 5.3 |
| Adjusted EPS | 9 | 330 | 1,262.6 | 26.1 |

| | Note | 2000 Earnings £m | 2000 Weighted average number of shares (millions) | 2000 EPS pence |
|---|---|---|---|---|
| Basic EPS | | 11 | 1,156.4 | 1.0 |
| Diluted EPS | | 11 | 1,161.2 | 1.0 |
| EPS based on 52.9% economic interest in the Reed Elsevier combined businesses | | 17 | 1,156.4 | 1.5 |
| Adjusted EPS | 9 | 270 | 1,156.4 | 23.3 |

The diluted EPS figures are calculated after taking account of the effect of share options.

## 11 CASH FLOW STATEMENT

### Reconciliation of operating profit to net cash flow from operating activities

| | 2001 £m | 2000 £m |
|---|---|---|
| Operating loss | (1) | (1) |
| Net movement in debtors and creditors | (2) | – |
| **Net cash outflow from operating activities** | (3) | (1) |

### Reconciliation of net borrowings

| | Short term investments £m | Net funding balances to Reed Elsevier plc group £m | Total £m |
|---|---|---|---|
| At 1 January 2001 | 431 | 476 | 907 |
| Cash flow | (431) | 43 | (388) |
| **At 31 December 2001** | – | 519 | 519 |

### Fixed asset investments

On 12 April 2001, Reed Holding BV, a wholly owned subsidiary of Reed International, subscribed for 629,298 R-shares in Elsevier at a cost of £59m, so as to maintain Reed International's 5.8% indirect equity interest in Elsevier. Reed Holding BV issued shares to Reed International for equivalent amount to fund the transaction.

On 11 July 2001, Reed International took up its rights in a rights issue by Elsevier Reed Finance BV and subscribed for 32 R-shares in the company at a cost of £347m.

## 12 FIXED ASSET INVESTMENTS – CONSOLIDATED

### INVESTMENT IN JOINT VENTURES

| | 2001 £m | 2000 £m |
|---|---|---|
| Share of operating profit | 202 | 106 |
| Share of non operating exceptional items | 14 | 45 |
| Share of net interest payable | (87) | (59) |
| **Share of profit before tax** | 129 | 92 |
| Share of taxation | (76) | (83) |
| **Share of profit after tax** | 53 | 9 |
| Dividends received | (127) | (97) |
| Fixed asset investments (see note 11) | 406 | – |
| Exchange translation differences | (2) | 60 |
| Equalisation adjustments | (3) | (28) |
| **Net movement in the year** | 327 | (56) |
| At 1 January | 801 | 857 |
| **At 31 December** | 1,128 | 801 |

The investment in joint ventures comprises the group's share at the following amounts of:

| | 2001 £m | 2000 £m |
|---|---|---|
| Fixed assets | 3,943 | 2,484 |
| Current assets | 1,298 | 1,072 |
| Creditors: amounts falling due within one year | (2,638) | (2,200) |
| Creditors: amounts falling due after more than one year | (1,324) | (462) |
| Provisions | (148) | (90) |
| Minority interests | (3) | (3) |
| **Total** | 1,128 | 801 |

Included within share of current assets and creditors are cash and short term investments of £230m (2000 £412m) and borrowings of £1,938m (2000 £1,072m) respectively.

## 13 FIXED ASSET INVESTMENTS – COMPANY

| | Subsidiary undertakings £m | Joint ventures £m | Total £m |
|---|---|---|---|
| At 1 January 2001 | 244 | 761 | 1,005 |
| Additions (see note 11) | 59 | 347 | 406 |
| **At 31 December 2001** | 303 | 1,108 | 1,411 |

## 14 DEBTORS

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 £m | 2000 £m | 2001 £m | 2000 £m |
| Amounts owed by Reed Elsevier plc group | 555 | 512 | 555 | 512 |
| Other debtors | – | 1 | – | 1 |
| **Total** | 555 | 513 | 555 | 513 |

Amounts falling due after more than one year are £40m (2000 £40m). These amounts are denominated in sterling and earn interest at a fixed rate of 9.8% (2000 9.8%) for a duration of six years (2000 seven years). At 31 December 2001 these amounts had a fair value of £49m (2000 £49m).

## 15 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 2001 £m | 2000 £m | 2001 £m | 2000 £m |
| Other creditors | – | 2 | – | 2 |
| Proposed dividend | 94 | 88 | 94 | 88 |
| Taxation | 10 | 10 | 10 | 10 |
| Amounts owed to group undertakings | – | – | 77 | 78 |
| **Total** | 104 | 100 | 181 | 178 |

## 16 CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

| | Consolidated | | Company | |
|---|---|---|---|---|
| | **2001 £m** | 2000 £m | **2001 £m** | 2000 £m |
| Amounts owed to Reed Elsevier plc group | **36** | 36 | **36** | 36 |

These amounts are denominated in sterling and earn interest at a fixed rate of 10.5% (2000 10.5%) for a duration of four years (2000 five years). At 31 December 2001 these amounts had a fair value of £43m (2000 £43m).

## 17 CALLED UP SHARE CAPITAL

| | Authorised | | Issued and fully paid | | | |
|---|---|---|---|---|---|---|
| | | | **2001** | | 2000 | |
| | No. of shares | £m | **No. of shares** | **£m** | No. of shares | £m |
| Ordinary shares of 12.5p each | 1,264,877,118 | 158 | **1,264,877,118** | **158** | 1,262,450,655 | 158 |
| Unclassified shares of 12.5p each | 206,576,058 | 26 | **–** | **–** | – | — |
| **Total** | | 184 | | **158** | | 158 |

Details of shares issued under share option schemes are set out in note 18.

## 18 SHARE OPTION SCHEMES

During the year a total of 2,426,463 ordinary shares in the company, having a nominal value of £0.3m, were allotted in connection with the exercise of share options. The consideration received by the company was £10.4m. Options were granted during the year under the Reed Elsevier plc Executive Share Option Scheme to subscribe for 9,488,809 ordinary shares, at prices between 519p and 693p per share. Options were also granted during the year under the Reed Elsevier plc SAYE Share Option Scheme to subscribe for 873,282 ordinary shares at a price of 500p per share. Options to subscribe for 2,407,771 ordinary shares in the company lapsed.

Options outstanding at 31 December 2001 over the company's ordinary share capital were:

| | Number of ordinary shares | Range of subscription prices | Exercisable |
|---|---|---|---|
| UK and overseas executive share option schemes | 30,616,086 | 321.75p – 700p | 2002–2011 |
| Senior Executive Long Term Incentive Scheme | 13,350,904 | 436.50p – 700p | 2005 |
| UK SAYE share option scheme | 4,032,003 | 336.20p – 500p | 2002–2007 |

The above entitlements are expected, upon exercise, to be met principally by the issue of new ordinary shares.

Excluded from the above are options which, upon exercise, will be met by the Reed Elsevier plc Employee Benefit Trust from shares purchased in the market. These comprise 580,902 nil cost options granted to certain directors and senior executives of Reed Elsevier plc, details of which are shown in the Reed Elsevier plc Remuneration Report on pages 17 to 23, and 2,352,974 options granted at subscription prices ranging between 424p and 677.25p.

## 19 RESERVES

| | Consolidated | | | |
|---|---|---|---|---|
| | Share premium account £m | Capital redemption reserve £m | Profit and loss reserve £m | Total £m |
| At 1 January 2001 | 926 | 4 | 521 | 1,451 |
| Issue of ordinary shares, net of expenses | 10 | – | – | 10 |
| Profit attributable to ordinary shareholders | – | – | 61 | 61 |
| Equity dividends paid and proposed | – | – | (132) | (132) |
| Exchange translation differences | – | – | (2) | (2) |
| Equalisation adjustments | – | – | (3) | (3) |
| **At 31 December 2001** | **936** | **4** | **445** | **1,385** |

## 19 RESERVES (continued)

| | Company | | | |
|---|---|---|---|---|
| | Share premium account £m | Capital redemption reserve £m | Profit and loss reserve £m | Total £m |
| At 1 January 2001 | 926 | 4 | 647 | 1,577 |
| Issue of ordinary shares, net of expenses | 10 | – | – | 10 |
| Profit attributable to ordinary shareholders | – | – | 136 | 136 |
| Equity dividends paid and proposed | – | – | (132) | (132) |
| **At 31 December 2001** | 936 | 4 | 651 | 1,591 |

Reed International's share of the revenue reserves of the Reed Elsevier combined businesses is £582m (2000 £651m).

## 20 CONTINGENT LIABILITIES

There are contingent liabilities in respect of borrowings of the Reed Elsevier plc group and Elsevier Reed Finance BV group guaranteed by Reed International as follows:

| | **2001 £m** | 2000 £m |
|---|---|---|
| Guaranteed jointly and severally with Elsevier | 3,086 | 1,827 |

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 22 to the Reed Elsevier combined financial statements on pages 46 to 51.

## 21 PRINCIPAL JOINT VENTURES

The principal joint ventures are:

| | | % holding |
|---|---|---|
| **Reed Elsevier plc** | | |
| Incorporated and operating in Great Britain | £10,000 ordinary "R" shares | 100% |
| 25 Victoria Street, | £10,000 ordinary "E" shares | – |
| London SW1H 0EX | £100,000 7½% cumulative preference non voting shares | 100% |
| Holding company for operating businesses involved in science & medical, legal, educational and business publishing | Equivalent to a 50% equity interest | |
| **Elsevier Reed Finance BV** | | |
| Incorporated in the Netherlands | 101 ordinary "R" shares | 100% |
| Sara Burgerhartstraat 25 | 154 ordinary "E" shares | – |
| 1055 KV Amsterdam, The Netherlands | | |
| Holding company for financing businesses | Equivalent to a 39% equity interest | |

The "E" shares in Reed Elsevier plc and Elsevier Reed Finance BV are owned by Elsevier.

## 22 PRINCIPAL SUBSIDIARY UNDERTAKINGS

The principal subsidiary undertaking is:

| | | % holding |
|---|---|---|
| **Reed Holding BV** | | |
| Incorporated in the Netherlands | 41 ordinary shares | 100% |
| Sara Burgerhartstraat 25 | | |
| 1055 KV Amsterdam, The Netherlands | | |

Reed Holding BV owns 4,679,249 shares of a separate class in Elsevier, giving Reed International a 5.8% indirect equity interest in Elsevier.

## INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF REED INTERNATIONAL P.L.C.

We have audited the financial statements of Reed International P.L.C. ("the financial statements") for the year ended 31 December 2001 which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses, the reconciliation of shareholders' funds and the related notes 1 to 22. These financial statements have been prepared under the accounting policies set out therein.

***Respective responsibilities of directors and auditors***

As described in the statement of directors' responsibilities, the directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibility is to audit the financial statements in accordance with relevant United Kingdom legal and regulatory requirements, auditing standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the company and other members of the group is not disclosed.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the Annual Report for the above year as described in the contents section and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

***Basis of audit opinion***

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the company and the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

***Opinion***

In our opinion the financial statements give a true and fair view of the state of affairs of the company and the group as at 31 December 2001 and the profit of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

**Deloitte & Touche**
Chartered Accountants and Registered Auditors
London
20 February 2002

## ELSEVIER NV ANNUAL REPORT AND FINANCIAL STATEMENTS

## FIVE YEAR FINANCIAL SUMMARY

| (in €m, unless otherwise indicated) | 1997 | 1998 | 1999 | 2000 | **2001** |
|---|---|---|---|---|---|
| **PROFIT** | | | | | |
| **Adjusted profit attributable** | 440 | 425 | 401 | 419 | 503 |
| **PER SHARE INFORMATION (in €)** | | | | | |
| **Adjusted EPS** | 0.62 | 0.60 | 0.57 | 0.59 | 0.64 |
| **Cash dividend per ordinary share** | 0.43 | 0.39 | 0.27 | 0.28 | 0.30 |
| **Pay-out** | 69% | 66% | 47% | 47% | 47% |
| **Share price, high** | 17.88 | 17.83 | 15.25 | 16.07 | 15.66 |
| **Share price, low** | 12.03 | 9.94 | 8.95 | 9.30 | 10.92 |
| **Share price, closing** | 14.88 | 11.93 | 11.86 | 15.66 | 13.28 |
| **OTHER DATA** | | | | | |
| ***Average number of shares outstanding (in millions)*** | 707 | 708 | 708 | 715 | 780 |
| **Number of shares outstanding at year end (in millions)** | 707 | 708 | 709 | 776 | 784 |
| **Market capitalisation** | 10,526 | 8,447 | 8,409 | 12,152 | 10,412 |
| **Price/earnings ratio** | 24 | 20 | 21 | 27 | 21 |

(i) Financial information for 1997 and 1998 has been calculated on the basis of the official exchange rate of Dfl 2.20371 to one euro. Percentage changes and financial ratios have been calculated using historic guilder figures and may be affected by rounding.

(ii) Adjusted profit attributable and adjusted EPS are before amortisation of goodwill and intangible assets, exceptional items and related tax effects.

(iii) Per share information has been calculated using the average number of shares outstanding, taking into account that the R-shares can be converted into ten ordinary shares.

(iv) Pay-out is the cash dividend as a percentage of adjusted EPS.

(v) The closing price is the final quotation at year end on the Stockmarket of Euronext Amsterdam N.V. for ordinary shares.

(vi) The price/earnings ratio is the closing share price divided by adjusted EPS.

(vii) The number of shares outstanding at year end include the R-shares, assuming that they have been converted into ten ordinary shares.

(viii) Market capitalisation is the number of shares outstanding at year end multiplied by the closing price.

## BOARDS

*Supervisory Board*
M Tabaksblat, Chairman
GJ de Boer-Kruyt
J F Brock
R J Nelissen
S Perrick
RWH Stomberg
DGC Webster

*Executive Board*
CHL Davis, Chairman
MH Armour, Chief Financial Officer
GJA van de Aast
DJ Haank
A Prozes

## THE SUPERVISORY BOARD'S REPORT

As required by Article 33 of the Articles of Association, we herewith submit the Executive Board's annual report and the financial statements for the financial year ended 31 December 2001 to the shareholders' meeting for adoption. The financial statements have been examined by Deloitte & Touche Accountants, Amsterdam.

We refer to the Report of the Chairman and the Chief Executive Officer and to the other reports contained within the Reed Elsevier Annual Review and Summary Financial Statements 2001 and the Reed Elsevier Annual Reports and Financial Statements 2001. These reports explain the business results of 2001, the financial state of the company at the end of 2001, and the key strategic issues.

The equalisation agreement between Elsevier and Reed International has the effect that shareholders can be regarded as having the interests of a single economic group and provides that Elsevier shall declare dividends such that the dividend on one Elsevier ordinary share, which shall be payable in euros, will equal 1.538 times the cash dividend, including the related UK tax credit, paid on one Reed International ordinary share. In that context, the Combined Supervisory and Executive Board ("the Combined Board") determines the amounts of the company's profit to be distributed and retained. The ordinary shares and the R-shares are entitled to receive distribution in proportion to their nominal value. The Combined Board may resolve to pay less per R-share, but not less than 1% of the nominal value.

Details of dividends are contained in the Review of 2001 Financial Performance on page 12.

As explained on page 13, a proposal will be put to shareholders at the forthcoming Annual General Meeting to change the company's name to Reed Elsevier NV.

A proposal will be put to shareholders at the forthcoming Annual General Meeting to appoint Lord Sharman of Redlynch as a member of the Supervisory Board, to replace DGC Webster, who will not be seeking re-election.

**The Supervisory Board**
20 February 2002

**Registered office**
Sara Burgerhartstraat 25
1055 KV Amsterdam

## THE EXECUTIVE BOARD'S REPORT

We refer to the Report of the Chairman and the Chief Executive Officer and to the other reports contained within the Reed Elsevier Annual Review and Summary Financial Statements 2001 and the Reed Elsevier Annual Reports and Financial Statements 2001. These reports explain the business results of 2001, the financial state of the company at the end of 2001, and the key strategic issues.

The share of profits attributable to the shareholders of Elsevier was €101m (2000 €27m). Net assets at 31 December 2001, principally representing the investments in Reed Elsevier plc and Elsevier Reed Finance BV, were €2,392m (2000 €2,448m).

**The Executive Board**
20 February 2002

**Registered office**
Sara Burgerhartstraat 25
1055 KV Amsterdam

## PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 DECEMBER 2001

| | Note | 2001 €m | 2000 €m |
|---|---|---|---|
| **Turnover** | | | |
| Including share of turnover of joint ventures | | 3,671 | 3,091 |
| Less: share of turnover of joint ventures | | (3,671) | (3,091) |
| | | – | – |
| Administrative expenses | | (3) | (3) |
| **Operating loss (before joint ventures)** | 1 | (3) | (3) |
| Share of operating profit of joint ventures | | | |
| Before amortisation and exceptional items | | 800 | 654 |
| Amortisation of goodwill and intangible assets | | (403) | (384) |
| Exceptional items | | (79) | (95) |
| | | 318 | 175 |
| **Operating profit including joint ventures** | | 315 | 172 |
| Share of non operating exceptional items of joint ventures | | 20 | 70 |
| | | 20 | 70 |
| Net interest income/(expense) | | | |
| Group | 2 | 63 | 7 |
| Share of net interest of joint ventures | | (177) | (92) |
| | | (114) | (85) |
| **Profit on ordinary activities before taxation** | | 221 | 157 |
| Tax on profit on ordinary activities | | (120) | (130) |
| **Profit attributable to ordinary shareholders** | | 101 | 27 |
| Equity dividends paid and proposed | | (221) | (200) |
| **Retained loss taken to reserves** | | (120) | (173) |

### *ADJUSTED FIGURES*

| | Note | 2001 €m | 2000 €m |
|---|---|---|---|
| **Profit before tax** | 3 | 683 | 566 |
| **Profit attributable to ordinary shareholders** | 3 | 503 | 419 |

Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures.

### *EARNINGS PER SHARE (EPS)*

| | Note | 2001 € | 2000 € |
|---|---|---|---|
| Basic EPS | 3 | 0.13 | 0.04 |
| Diluted EPS | | 0.13 | 0.03 |
| Adjusted EPS | 3 | 0.64 | 0.59 |

The above amounts derive from continuing activities.

## CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2001

| | Note | 2001 €m | 2000 €m |
|---|---|---|---|
| **Net cash outflow from operating activities** | | **(3)** | (2) |
| **Dividends received from joint ventures** | | **100** | 623 |
| Interest received | | **62** | 4 |
| **Returns on investments and servicing of finance** | | **62** | 4 |
| **Taxation** | | **17** | 4 |
| Investment in joint venture | 4 | **(916)** | (533) |
| **Acquisitions and disposals** | | **(916)** | (533) |
| **Equity dividends paid** | | **(204)** | (160) |
| **Cash outflow before changes in short term investments and financing** | | **(944)** | (64) |
| **Decrease/(increase) in short term investments** | | **946** | (952) |
| Issue of shares, net of expenses | | **92** | 956 |
| Net repayment of debenture loans | | **(1)** | (2) |
| (Increase)/decrease in funding balances to joint ventures | | **(93)** | 62 |
| **Financing** | | **(2)** | 1,016 |
| **Change in net cash** | | **–** | – |

Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

## RECONCILIATION OF SHAREHOLDERS' FUNDS

FOR THE YEAR ENDED 31 DECEMBER 2001

| | 2001 €m | 2000 €m |
|---|---|---|
| Profit attributable to ordinary shareholders | **101** | 27 |
| Equity dividends paid and proposed | **(221)** | (200) |
| Issue of shares, net of expenses | **110** | 947 |
| Exchange translation differences | **42** | 75 |
| Equalisation adjustments | **(88)** | 106 |
| **Net (decrease)/increase in shareholders' funds** | **(56)** | 955 |
| Shareholders' funds at 1 January | **2,448** | 1,493 |
| **Shareholders' funds at 31 December** | **2,392** | 2,448 |

## BALANCE SHEET

AS AT 31 DECEMBER 2001

| | Note | 2001 €m | 2000 €m |
|---|---|---|---|
| **Fixed assets** | 4 | **2,506** | 1,674 |
| **Current assets** | | | |
| Debtors | 5 | **94** | 5 |
| Short term investments | | **25** | 971 |
| | | **119** | 976 |
| **Creditors: amounts falling due within one year** | 6 | **(169)** | (154) |
| **Net current (liabilities)/assets** | | **(50)** | 822 |
| ***Total assets less current liabilities*** | | **2,456** | 2,496 |
| **Creditors: amounts falling due after more than one year** | 7 | **(5)** | (6) |
| **Provisions** | 8 | **(59)** | (42) |
| **Net assets** | | **2,392** | 2,448 |
| Share capital issued | | **47** | 47 |
| Paid-in surplus | | **1,438** | 1,328 |
| Legal reserves | | **387** | 432 |
| Other reserves | | **520** | 641 |
| **Shareholders' funds** | 9 | **2,392** | 2,448 |

## ACCOUNTING POLICIES

### *Basis of preparation*

These statutory financial statements report the profit and loss account, cash flow and financial position of Elsevier, and have been prepared in accordance with Dutch generally accepted accounting principles. Unless otherwise indicated, all amounts shown in the financial statements are in millions of euro.

The financial statements have been prepared under the historical cost convention in accordance with applicable accounting standards.

The basis of the merger of the businesses of Reed International and Elsevier is set out on page 13.

As a consequence of the merger of the company's businesses with those of Reed International, described on page 13, the shareholders of Elsevier and Reed International can be regarded as having the interests of a single economic group, enjoying substantially equivalent ordinary dividend and capital rights in the earnings and net assets of the Reed Elsevier combined businesses.

Elsevier holds a majority interest in Elsevier Reed Finance BV (61%) and is therefore required to prepare consolidated financial statements. However, management believes that a better insight into the financial position and results of Elsevier is provided by looking at the investment in the combined businesses in aggregate, as presented in the Reed Elsevier combined financial statements on pages 26 to 53. Therefore, the Reed Elsevier combined financial statements form part of the notes to Elsevier's statutory financial statements.

Elsevier's investments in the Reed Elsevier combined businesses are accounted for using the gross equity method, as adjusted for the effects of the equalisation arrangement between Reed International and Elsevier. The arrangement lays down the distribution of dividends and net assets in such a way that Elsevier's share in the profit and net assets of the Reed Elsevier combined businesses equals 50%. All settlements accruing to shareholders from the equalisation arrangement are taken directly to reserves.

Because the dividend paid to shareholders by Elsevier is equivalent to the Reed International dividend plus the UK tax credit, Elsevier normally distributes a higher proportion of the combined profit attributable than Reed International. Reed International's share in this difference in dividend distributions is settled with Elsevier and has been credited directly to reserves under equalisation.

Elsevier can pay a nominal dividend on its R-shares that is lower than the dividend on the ordinary shares. Reed International will be compensated by direct dividend payments by Reed Elsevier plc. Equally, Elsevier has the possibility to receive dividends directly from Dutch affiliates. The settlements flowing from these arrangements are also taken directly to reserves under equalisation.

### *Other accounting policies*

The accounting policies adopted in the preparation of the combined financial statements are set out on pages 26 and 27.

Past service liabilities have been fully funded.

Other assets and liabilities are stated at face value.

Balance sheet amounts expressed in foreign currencies are translated at the exchange rates effective at the balance sheet date. Currency translation differences arising from the conversion of investments in joint ventures, expressed in foreign currencies, are directly credited or charged to shareholders' funds.

Tax is calculated on profit from Elsevier's own operations, taking into account profit not subject to tax. The difference between the tax charge and tax payable in the short term is included in the provision for deferred tax. This provision is based upon relevant rates, taking into account tax deductible losses, which can be compensated within the foreseeable future.

## 1 OPERATING LOSS

Operating loss is stated after the gross remuneration for present and former directors of Elsevier in respect of services rendered to Elsevier and the combined businesses. Fees for present and former members of the Supervisory Board of Elsevier of €0.2m (2000 €0.2m) are included in gross remuneration. In so far as gross remuneration is related to services rendered to Reed Elsevier plc and Elsevier Reed Finance BV, it is borne by these companies.

| 2 NET INTEREST | 2001 €m | 2000 €m |
|---|---|---|
| Interest on receivables from joint ventures | 6 | 2 |
| Other interest | 57 | 5 |
| **Net interest income** | **63** | 7 |

| 3 ADJUSTED FIGURES | 2001 €m | 2000 €m |
|---|---|---|
| Profit before tax | 221 | 157 |
| Adjustments: | | |
| Amortisation of goodwill and intangible assets | 403 | 384 |
| Exceptional items | 59 | 25 |
| **Adjusted profit before tax** | **683** | 566 |
| Profit attributable to ordinary shareholders | 101 | 27 |
| Adjustments: | | |
| Amortisation of goodwill and intangible assets | 408 | 384 |
| Exceptional items | (6) | 8 |
| **Adjusted profit attributable to ordinary shareholders** | **503** | 419 |

| | 2001 € | 2000 € |
|---|---|---|
| Earnings per ordinary share | 0.13 | 0.04 |
| Adjustments: | | |
| Amortisation of goodwill and intangible assets | 0.52 | 0.54 |
| Exceptional items | (0.01) | 0.01 |
| **Adjusted earnings per ordinary share** | **0.64** | 0.59 |

## 4 FIXED ASSETS

**Investments in joint ventures**

| | 2001 €m | 2000 €m |
|---|---|---|
| At 1 January | 1,674 | 1,559 |
| Investment in joint venture | 916 | 533 |
| Share in profits | 62 | 24 |
| Dividends received | (100) | (623) |
| Currency translation | 42 | 75 |
| Equalisation (see note 9) | (88) | 106 |
| **At 31 December** | **2,506** | 1,674 |

## 4 FIXED ASSETS (continued)

The investment in joint ventures comprises the group's share at the following amounts of:

| | 2001 €m | 2000 €m |
|---|---|---|
| Fixed assets | **6,112** | 3,781 |
| Current assets | **1,837** | 1,263 |
| Creditors: amounts falling due within one year | **(3,221)** | (2,572) |
| Creditors: amounts falling due after more than one year | **(2,047)** | (697) |
| Provisions | **(171)** | (95) |
| Minority interests | **(4)** | (6) |
| **Total** | **2,506** | 1,674 |

The investments in joint ventures are:
- Reed Elsevier plc, London (50%)
- Elsevier Reed Finance BV, Amsterdam (61%)

In addition, Elsevier holds €0.14m par value in shares with special dividend rights in Reed Elsevier Overseas BV and Reed Elsevier Nederland BV, both with registered offices in Amsterdam. These shares are included in the amount shown under investments in joint ventures above. They enable Elsevier to receive dividends from companies within the same tax jurisdiction.

On 11 July 2001, Elsevier took up its rights in a rights issue by Elsevier Reed Finance BV and subscribed for 51 E-shares in the company at a cost of €916m.

## 5 DEBTORS

| | 2001 €m | 2000 €m |
|---|---|---|
| Joint ventures | **88** | – |
| Other accounts receivable | **6** | 5 |
| **Total** | **94** | 5 |

The accounts receivable from joint ventures bear interest.

## 6 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

| | 2001 €m | 2000 €m |
|---|---|---|
| Proposed dividend | **157** | 140 |
| Joint ventures | **–** | 5 |
| Taxation | **11** | – |
| Accounts payable and other debts | **1** | 9 |
| **Total** | **169** | 154 |

## 7 CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

| | 2001 €m | 2000 €m |
|---|---|---|
| Debenture loans | **5** | 6 |

Debenture loans consist of four convertible personnel debenture loans with a weighted average interest rate of 5.4%. Depending on the conversion terms, the surrender of €227 par value debenture loans qualifies for the acquisition of 20-50 Elsevier ordinary shares.

## 8 PROVISIONS

| | 2001 €m | 2000 €m |
|---|---|---|
| Deferred taxation | 58 | 41 |
| Pension | 1 | 1 |
| **Total** | **59** | 42 |

## 9 SHAREHOLDERS' FUNDS

| | Share capital issued €m | Paid-in surplus €m | Legal reserves €m | Other reserves €m | Total €m |
|---|---|---|---|---|---|
| Balance as at 1 January 2000 | 43 | 385 | 847 | 218 | 1,493 |
| Profit attributable to ordinary shareholders | – | – | 27 | – | 27 |
| Equity dividends paid and proposed | – | – | – | (200) | (200) |
| Issue of shares, net of expenses | 4 | 943 | – | – | 947 |
| Dividends from joint ventures | – | – | (623) | 623 | – |
| *Exchange translation differences* | – | – | 75 | – | 75 |
| Equalisation adjustments | – | – | 106 | – | 106 |
| **Balance as at 1 January 2001** | **47** | **1,328** | **432** | **641** | **2,448** |
| Profit attributable to ordinary shareholders | – | – | **101** | – | **101** |
| Equity dividends paid and proposed | – | – | – | **(221)** | **(221)** |
| Issue of shares, net of expenses | – | **110** | – | – | **110** |
| Dividends from joint ventures | – | – | **(100)** | **100** | – |
| Exchange translation differences | – | – | **42** | – | **42** |
| Equalisation adjustments | – | – | **(88)** | – | **(88)** |
| **Balance as at 31 December 2001** | **47** | **1,438** | **387** | **520** | **2,392** |

The authorised share capital consists of 2,100m ordinary shares and 30m registered R-shares. As at 31 December 2001, the issued share capital consisted of 736,575,369 (2000 735,717,794) ordinary shares of €0.06 par value and 4,679,249 (2000 4,049,951) R-shares of €0.60 par value. The R-shares are held by a subsidiary company of Reed International. The R-shares are convertible at the election of the holder into ten ordinary shares each. They have otherwise the same rights as the ordinary shares, except that Elsevier may pay a lower dividend on the R-shares.

On 12 April 2001, Elsevier issued 629,298 R-shares to Reed Holding BV, a wholly owned subsidiary of Reed International, for €91.3m before capital taxes, so as to maintain Reed International's 5.8% indirect equity interest in Elsevier.

Within paid-in surplus, an amount of €1,261m (2000 €1,151m) is free of tax.

On 31 December 2001, there were options outstanding for the purchase of 28.4m (2000 24.3m) shares at an average price of €11.90 (2000 €11.78).

The average term of these options is four years (2000 four years).

## 10 CONTINGENT LIABILITIES

There are contingent liabilities in respect of borrowings of the Reed Elsevier plc group and the Elsevier Reed Finance BV group guaranteed by Elsevier as follows:

| | 2001 €m | 2000 €m |
|---|---|---|
| Guaranteed jointly and severally with Reed International | 5,061 | 2,941 |

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 22 to the Reed Elsevier combined financial statements on pages 46 to 51.

The financial statements were signed by the Boards of Directors, 20 February 2002.

**M Tabaksblat**
Chairman

**M H Armour**
Chief Financial Officer

## AUDITORS' REPORT TO THE MEMBERS OF ELSEVIER NV

We have audited the 2001 financial statements of Elsevier NV, Amsterdam which comprise the profit and loss account, cash flow statement, reconciliation of shareholders' funds, balance sheet and the related notes 1 to 10. These financial statements have been prepared under the accounting policies set out therein and include the Reed Elsevier combined financial statements for the year ended 31 December 2001 which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, the shareholders' funds reconciliation and the related notes 1 to 27, having been prepared under the accounting policies set out therein, dated 20 February 2002. The financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

***Basis of audit opinion***

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

***Opinion***

In our opinion, the financial statements of Elsevier NV, which include the Reed Elsevier combined financial statements, give a true and fair view of the financial position of Elsevier NV at 31 December 2001 and of the result and cash flow for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the legal requirements for financial statements as included in Part 9, Book 2 of the Netherlands Civil Code.

**Deloitte & Touche**
Accountants
Amsterdam
20 February 2002

## PROPOSAL FOR ALLOCATION OF PROFIT

| | **2001 €m** | 2000 €m |
|---|---|---|
| Interim dividend on ordinary shares | **64** | 60 |
| Final dividend on ordinary shares | **157** | 140 |
| Dividend on R-shares | **–** | – |
| Retained loss | **(120)** | (173) |
| | **101** | 27 |

The Combined Supervisory and Executive Board determines the part of the profit to be retained. The profit to be distributed is paid on the ordinary shares and the R-shares in proportion to their nominal value. The Combined Board may resolve to pay less per R-share, but not less than 1% of the nominal value.

The company is bound by the Governing Agreement with Reed International, which provides that Elsevier shall declare dividends such that the dividend on one Elsevier ordinary share, which shall be payable in euros, will equal 1.538 times the dividend, including the related UK tax credit, paid on one Reed International ordinary share.

# Additional information for US investors

## ADDITIONAL INFORMATION FOR US INVESTORS

## SUMMARY FINANCIAL INFORMATION IN US DOLLARS

### Basis of preparation

The summary financial information is a simple translation of the Reed Elsevier combined financial statements into US dollars at the stated rates of exchange. The financial information provided below is prepared under UK and Dutch GAAP as used in the preparation of the Reed Elsevier combined financial statements. It does not represent a restatement under US GAAP which would be different in some significant respects.

### Exchange rates for translation

| | 2001 US$ | 2000 US$ |
|---|---|---|
| **Sterling** | | |
| Profit and loss and cash flow | 1.44 | 1.51 |
| Balance sheet | 1.45 | 1.49 |
| **Euro** | | |
| Profit and loss and cash flow | 0.894 | 0.921 |
| Balance sheet | 0.884 | 0.925 |

### Profit and loss account

FOR THE YEAR ENDED 31 DECEMBER 2001

| | 2001 US$m | 2000 US$m |
|---|---|---|
| Net sales – continuing | 6,566 | 5,690 |
| Adjusted operating profit | 1,426 | 1,197 |
| Profit before tax | 396 | 290 |
| Profit attributable | 181 | 50 |
| Adjusted profit before tax | 1,221 | 1,042 |
| Adjusted profit attributable | 899 | 772 |

### Cash flow statement

FOR THE YEAR ENDED 31 DECEMBER 2001

| | 2001 US$m | 2000 US$m |
|---|---|---|
| Net cash inflow from operating activities | 1,535 | 1,228 |
| Dividends received from joint ventures | 17 | 9 |
| Returns on investments and servicing of finance | (164) | (157) |
| Taxation (including US$203m (2000 US$47m) exceptional net inflow) | (53) | (166) |
| Capital expenditure and financial investment | (328) | (288) |
| Acquisitions and disposals | (3,082) | (1,069) |
| Equity dividends paid to the shareholders of the parent companies | (367) | (297) |
| Cash outflow before changes in short term investments and financing | (2,442) | (740) |
| Decrease/(increase) in short term investments | 1,683 | (1,717) |
| Financing | 773 | 2,468 |
| **Increase in cash** | 14 | 11 |
| **Adjusted operating cash flow** | 1,449 | 1,170 |
| **Adjusted operating cash flow conversion** | 102% | 98% |

## SUMMARY FINANCIAL INFORMATION IN US DOLLARS (continued)

### Balance sheet

| AS AT 31 DECEMBER 2001 | 2001 US$m | 2000 US$m |
|---|---|---|
| **Capital employed** | | |
| Goodwill and intangible assets | **9,748** | 6,149 |
| Other fixed assets | **1,059** | 848 |
| Trading working capital | **(347)** | (714) |
| Other working capital | **(290)** | (207) |
| **Total** | **10,170** | 6,076 |
| **Funded by:** | | |
| Combined shareholders' funds | **4,230** | 4,531 |
| Other net liabilities | **1,258** | 900 |
| Net borrowings | **4,682** | 645 |
| **Total** | **10,170** | 6,076 |

**SUMMARY OF THE PRINCIPAL DIFFERENCES BETWEEN UK AND DUTCH GAAP AND US GAAP**

The combined financial statements are prepared in accordance with UK and Dutch GAAP, which differ in certain significant respects from US GAAP. The principal differences that affect net income and combined shareholders' funds are explained below and their approximate effect is shown on page 88.

***Goodwill and other intangible assets***

In 1998, Reed Elsevier adopted the new UK financial reporting standard FRS10: Goodwill and Intangible Assets, and accordingly changed its accounting policy for goodwill and intangible assets. Under this policy, for the fiscal years ended 31 December 1998 to 31 December 2000, and retrospectively for prior years, goodwill and intangible assets were amortised through the profit and loss account over their estimated useful lives, up to a maximum of 20 years. In view of this and the determination of appropriate prudent asset lives, the remaining asset lives for US GAAP purposes were reviewed and determined consistently with those adopted for the new UK and Dutch GAAP treatment. This re-evaluation of asset lives under US GAAP increased the periodic amortisation charge, as the unamortised value of existing assets, which were previously being amortised over periods up to 40 years, were amortised over shorter periods.

As explained in the Accounting Policies, on pages 26 and 27, the maximum estimated useful life of goodwill and intangible assets has been reassessed as 40 years for the 2001 financial statements under UK and Dutch GAAP. Under the new US accounting standard SFAS 142: Goodwill and Other Intangible Assets, no amortisation has been charged on goodwill arising on the Harcourt acquisition and other acquisitions completed after 30 June 2001. Other goodwill and intangible assets are being amortised over periods up to 40 years, consistently with the periods adopted under UK and Dutch GAAP.

The gross cost under US GAAP, as at 31 December 2001, of goodwill is £4,860m (2000 £3,757m) and of other intangible assets is £5,583m (2000 £3,900m). Accumulated amortisation under US GAAP, as at 31 December 2001, of goodwill is £1,414m (2000 £1,497m) and of other intangible assets is £1,131m (2000 £1,402m).

***Deferred taxation***

The combined businesses provide in full for timing differences using the liability method. Under US GAAP, deferred taxation is provided on all temporary differences under the liability method subject to a valuation allowance on deferred tax assets where applicable, in accordance with SFAS 109: Accounting for Income Taxes. The most significant adjustment to apply SFAS 109 arises on acquired intangible assets for which amortisation is not tax deductible. Under the timing difference approach applied under UK and Dutch GAAP, no such liability would be recognised.

***Pensions***

The combined businesses account for pension costs under the rules set out in SSAP24: Accounting for Pension Costs. Its objectives and principles are broadly in line with SFAS 87: Employers' Accounting for Pensions. However, SSAP24 is less prescriptive in the application of the actuarial methods and assumptions to be applied in the calculation of pension assets, liabilities and costs.

Under US GAAP, plan assets are valued by reference to market-related values at the date of the financial statements. Liabilities are assessed using the rate of return obtainable on fixed or inflation-linked bonds. Under UK and Dutch GAAP, pension plan assets and liabilities are based on the results of the latest actuarial valuation. Pension assets are valued at the discounted present value determined by expected future income. Liabilities are assessed using the expected rate of return on plan assets.

***Stock based compensation***

Under US GAAP, the combined businesses apply the accounting requirements of Accounting Principle Board Opinion No. 25: Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for stock based compensation. Under APB 25 compensatory plans with performance criteria qualify as variable plans, for which total compensation cost must be recalculated each period based on the current share price. The total compensation cost is amortised over the vesting period. Under UK and Dutch GAAP, compensation cost is determined using the share price on the date of grant.

Also under US GAAP, SFAS 123: Accounting for Stock Based Compensation establishes a fair value based method of computing compensation cost. It encourages the application of this method in the profit and loss account but, where APB 25 is applied, the proforma effect on net income must be disclosed.

The disclosure only provisions of SFAS 123 have been adopted. If compensation costs based on fair value at the grant date had been recognised in the profit and loss account, net income under US GAAP would have been reduced by £22m in 2001 (2000 £23m).

***Derivative instruments***

Under US GAAP, SFAS 133: Accounting for Derivative Instruments and Hedging Activities requires all derivative instruments to be carried at fair value on the balance sheet. Changes in fair value are accounted for through the profit and loss account or comprehensive income statement, depending on the derivative's designation and effectiveness as a hedging instrument. Certain derivative instruments used by Reed Elsevier have not been designated as qualifying hedge instruments under SFAS 133 and, accordingly, a charge to net income is recorded under US GAAP for the changes in the fair value of those derivative instruments. Under UK and Dutch GAAP, derivative instruments intended as hedges are recorded at appropriate historical cost amounts, with fair values shown as a disclosure item. SFAS 133 was effective from 1 January 2001, resulting in a cumulative transition adjustment of £1m loss to US GAAP net income and £86m loss in other comprehensive income.

***Equity dividends***

Under UK and Dutch GAAP, dividends are provided for in the year in respect of which they are proposed by the directors. Under US GAAP, such dividends would not be provided for until they are formally declared by the directors.

***Exceptional items***

Exceptional items are material items within the combined businesses' ordinary activities which, under UK and Dutch GAAP, are required to be disclosed separately due to their size or incidence. These items do not qualify as extraordinary under US GAAP and are considered a part of operating results.

***Adjusted earnings***

In the combined financial statements adjusted profit and cash flow measures are presented as permitted by UK and Dutch GAAP as an additional performance measure. US GAAP does not permit the presentation of alternative earnings measures. Accordingly, adjusted profit is not regarded as an alternative performance measure under US GAAP.

***Acquisition accounting***

Under UK and Dutch GAAP, severance and integration costs in relation to acquisitions are expensed as incurred and, depending on their size and incidence, these costs may be disclosed as exceptional items charged to operating profit. Under US GAAP, certain integration costs may be provided as part of purchase accounting adjustments on acquisition.

***Employee Benefit Trust shares***

Under UK and Dutch GAAP, shares held by the Reed Elsevier Employee Benefit Trust ("EBT") are classified as fixed asset investments. Under US GAAP, shares held by the EBT are treated as a reduction in shareholders' funds.

***Available for sale investments***

Under UK and Dutch GAAP, investments in marketable securities are recorded at historical cost less provision for any impairment in value. Under US GAAP, investments classified as available for sale are reported at fair value, with unrealised gains or losses reported as a separate component of shareholders' funds.

***Short term obligations expected to be refinanced***

Under US GAAP, where it is expected to refinace short term obligations on a long term basis and this is supported by an ability to consummate the refinancing, such short term obligations should be excluded from current liabilities and shown as long term obligations. Under UK and Dutch GAAP, such obligations can only be excluded from current liabilities where, additionally, the debt and facility are under a single agreement or course of dealing with the same lender or group of lenders. Short term obligations at 31 December 2001 of £1,551m (2000 £1,101m) would thus be excluded from current liabilities under US GAAP and shown as long term obligations.

***Recently issued accounting pronouncements***

During 2001 the UK standard FRS17: Retirement Benefits was introduced. FRS17 requires additional disclosures until full implementation is mandatory in 2003. The additional disclosures for 2001 are given in note 4 to the financial statements. The net impact on the profit and loss account, were the accounting requirements of FRS17 to be applied for 2002, is not expected to be material and would not affect cash flow. FRS17 differs from US GAAP which does not require the immediate recognition of actuarial gains and losses, but instead allows the amortisation of actuarial gains and losses to be recognised in net income.

SFAS 141: Business Combinations and SFAS 142: Goodwill and Other Intangible Assets were issued in June 2001. SFAS 141 eliminates the pooling-of-interests method and addresses the accounting for negative goodwill. It is effective for business combinations completed after 30 June 2001 and, subject to transitional provisions, retrospectively to prior business combinations. Adoption of the standard has had no material impact on the accounting for business combinations completed prior to 1 July 2001. SFAS 142 states that goodwill should not be amortised but should be tested for impairment at least annually at a reporting unit level. The statement is effective for financial years beginning after 15 December 2001, except for goodwill and intangible assets acquired after 30 June 2001, which should be accounted for in accordance with the provisions of SFAS 142. The goodwill and intangible assets arising on the Harcourt and other acquisitions completed after 30 June 2001 have been accounted for under US GAAP in accordance with the transitional provisions of SFAS 142. The impact of full adoption of the standard cannot be reasonably estimated at this time.

# Additional information for US investors

Reed Elsevier combined businesses

**EFFECTS ON NET INCOME OF MATERIAL DIFFERENCES BETWEEN UK AND DUTCH GAAP AND US GAAP**

FOR THE YEAR ENDED 31 DECEMBER 2001

| | **2001 £m** | 2000 £m | **2001 €m** | 2000 €m |
|---|---|---|---|---|
| Net income under UK and Dutch GAAP | **126** | 33 | **202** | 54 |
| US GAAP adjustments: | | | | |
| Amortisation of goodwill and other intangible assets | **(74)** | (78) | **(119)** | (128) |
| Deferred taxation | **(43)** | 85 | **(69)** | 139 |
| Pensions | **46** | 22 | **74** | 36 |
| Stock based compensation | **(15)** | – | **(24)** | – |
| Derivative instruments | **(56)** | – | **(90)** | – |
| Other items | **(4)** | (2) | **(6)** | (3) |
| **Net (loss)/income under US GAAP** | **(20)** | 60 | **(32)** | 98 |

**EFFECTS ON COMBINED SHAREHOLDERS' FUNDS OF MATERIAL DIFFERENCES BETWEEN UK AND DUTCH GAAP AND US GAAP**

AS AT 31 DECEMBER 2001

| | **2001 £m** | 2000 £m | **2001 €m** | 2000 €m |
|---|---|---|---|---|
| Combined shareholders' funds under UK and Dutch GAAP | **2,917** | 3,041 | **4,784** | 4,896 |
| US GAAP adjustments: | | | | |
| Goodwill and other intangible assets | **1,151** | 604 | **1,888** | 973 |
| Deferred taxation | **(860)** | (203) | **(1,410)** | (327) |
| Pensions | **132** | 86 | **216** | 138 |
| Derivative instruments | **(79)** | – | **(130)** | – |
| Unrealised gains on available for sale investments | **36** | 1 | **59** | 2 |
| Equity dividends not declared in the period | **190** | 177 | **312** | 285 |
| Other items | **(20)** | 1 | **(33)** | 1 |
| **Combined shareholders' funds under US GAAP** | **3,467** | 3,707 | **5,686** | 5,968 |

# Additional information for US investors

Reed International P.L.C.

## SUMMARY FINANCIAL INFORMATION IN US DOLLARS

### Basis of preparation

The summary financial information is a simple translation of Reed International's consolidated financial statements into US dollars at the stated rates of exchange. The financial information provided below is prepared under UK GAAP as used in the preparation of the Reed International consolidated financial statements. It does not represent a restatement under US GAAP which would be different in some significant respects.

### Consolidated profit and loss account

| FOR THE YEAR ENDED 31 DECEMBER 2001 | **2001 US$m** | 2000 US$m |
|---|---|---|
| Profit attributable to ordinary shareholders: statutory | **88** | 17 |
| Profit attributable to 52.9% interest in Reed Elsevier combined businesses | | |
| Adjusted profit attributable | **475** | 408 |
| Amortisation of goodwill and intangible assets | **(386)** | (374) |
| Exceptional items | **7** | (8) |
| | **96** | 26 |

| **Data per American Depositary Share** | **2001 US$** | 2000 US$ |
|---|---|---|
| Earnings per American Depositary Share based on 52.9% interest in Reed Elsevier combined businesses | | |
| Adjusted | **$1.50** | $1.41 |
| Basic | **$0.31** | $0.09 |
| Net dividend per American Depositary Share | **$0.60** | $0.60 |

### Balance sheet

| AS AT 31 DECEMBER 2001 | **2001 US$m** | 2000 US$m |
|---|---|---|
| Shareholders' funds | **2,237** | 2,397 |

| **Exchange rates for translation of sterling** | **2001 US$:£** | 2000 US$:£ |
|---|---|---|
| Profit and loss | **1.44** | 1.51 |
| Balance sheet | **1.45** | 1.49 |

Adjusted earnings per American Depositary Share is based on Reed International's 52.9% share of the adjusted profit attributable of the Reed Elsevier combined businesses, which excludes amortisation of goodwill and intangible assets and exceptional items. Adjusted figures are described in note 9 to the Reed International consolidated financial statements.

Reed International shares are quoted on the New York Stock Exchange and trading is in the form of American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts ("ADRs"), representing four Reed International ordinary shares of 12.5p each. (CUSIP No. 758212872; trading symbol, RUK; Citibank is the ADS Depositary.)

# Additional information for US investors

Reed International P.L.C.

## SUMMARY OF THE PRINCIPAL DIFFERENCES BETWEEN UK AND US GAAP

Reed International accounts for its 52.9% economic interest in the Reed Elsevier combined businesses, before the effect of tax credit equalisation, by the gross equity method in conformity with UK GAAP which is similar to the equity method in US GAAP. Using the equity method to present its net income and shareholders' funds under US GAAP, Reed International reflects its 52.9% share of the effects of differences between UK and US GAAP relating to the combined businesses as a single reconciling item. The most significant differences relate to the capitalisation and amortisation of goodwill and other intangibles, pensions and deferred taxes. A more complete explanation of the accounting policies used by the Reed Elsevier combined businesses and the differences between UK and US GAAP is given on pages 86 and 87. The Reed Elsevier Annual Report 2001 on Form 20-F provides further information for US investors.

## EFFECTS ON NET INCOME OF MATERIAL DIFFERENCES BETWEEN UK AND US GAAP

| FOR THE YEAR ENDED 31 DECEMBER 2001 | **2001 £m** | 2000 £m |
|---|---|---|
| Net income under UK GAAP | 61 | 11 |
| Impact of US GAAP adjustments to combined financial statements | (77) | 16 |
| **Net (loss)/income under US GAAP** | (16) | 27 |
| **(Loss)/earnings per ordinary share under US GAAP** | (1.3)p | 2.3p |

## EFFECTS ON SHAREHOLDERS' FUNDS OF MATERIAL DIFFERENCES BETWEEN UK AND US GAAP

| AS AT 31 DECEMBER 2001 | **2001 £m** | 2000 £m |
|---|---|---|
| Shareholders' funds under UK GAAP | 1,543 | 1,609 |
| Impact of US GAAP adjustments to combined financial statements | 197 | 264 |
| Equity dividends not declared in the period | 94 | 88 |
| **Shareholders' funds under US GAAP** | 1,834 | 1,961 |

## SUMMARY FINANCIAL INFORMATION IN US DOLLARS

### Basis of preparation

The summary financial information is a simple translation of Elsevier's statutory financial statements into US dollars at the stated rates of exchange. The financial information provided below is prepared under Dutch GAAP as used in the preparation of the Elsevier statutory financial statements. It does not represent a restatement under US GAAP which would be different in some significant respects.

### Profit and loss account

| FOR THE YEAR ENDED 31 DECEMBER 2001 | **2001 US$m** | 2000 US$m |
|---|---|---|
| Adjusted profit attributable | **450** | 386 |

| **Data per American Depositary Share** | **2001 US$** | 2000 US$ |
|---|---|---|
| Earnings per American Depositary Share based on 50% interest in Reed Elsevier combined businesses | | |
| Adjusted | **$1.14** | $1.09 |
| Basic | **$0.23** | $0.07 |
| Net dividend per American Depositary Share | **$0.54** | $0.52 |

### Balance sheet

| AS AT 31 DECEMBER 2001 | **2001 US$m** | 2000 US$m |
|---|---|---|
| Shareholders' funds | **2,115** | 2,264 |

| **Exchange rates for translation of euros** | **2001 €:US$** | 2000 €:US$ |
|---|---|---|
| Profit and loss | **1.118** | 1.086 |
| Balance sheet | **1.131** | 1.081 |

Adjusted earnings per American Depositary Share is based on Elsevier's 50% share of the adjusted profit attributable of the Reed Elsevier combined businesses, which excludes amortisation of goodwill and intangible assets and exceptional items. Adjusted figures are described in note 3 to the Elsevier statutory financial statements.

Elsevier shares are quoted on the New York Stock Exchange and trading is in the form of American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts ("ADRs"), representing two Elsevier ordinary shares of €0.06 each. (CUSIP No. 290259100; trading symbol, ENL; Citibank is the ADS Depositary.)

## SUMMARY OF THE PRINCIPAL DIFFERENCES BETWEEN DUTCH AND US GAAP

Elsevier accounts for its 50% economic interest in the Reed Elsevier combined businesses, before the effect of tax credit equalisation, by the equity method in conformity with Dutch GAAP which is similar to the equity method in US GAAP. Using the equity method to present its net income and shareholders' funds under US GAAP, Elsevier reflects its 50% share of the effects of differences between Dutch and US GAAP relating to the combined businesses as a single reconciling item. The most significant differences relate to the capitalisation and amortisation of goodwill and other intangibles, pensions and deferred taxes. A more complete explanation of the accounting policies used by the Reed Elsevier combined businesses and the differences between Dutch and US GAAP is given on pages 86 and 87. The Reed Elsevier Annual Report 2001 on Form 20-F provides further information for US investors.

## EFFECTS ON NET INCOME OF MATERIAL DIFFERENCES BETWEEN DUTCH AND US GAAP

| FOR THE YEAR ENDED 31 DECEMBER 2001 | **2001 €m** | 2000 €m |
|---|---|---|
| Net income under Dutch GAAP | **101** | 27 |
| Impact of US GAAP adjustments to combined financial statements | **(106)** | 31 |
| **Net (loss)/income under US GAAP** | **(5)** | 58 |
| **(Loss)/earnings per share under US GAAP** | **€(0.01)** | €0.08 |

## EFFECTS ON SHAREHOLDERS' FUNDS OF MATERIAL DIFFERENCES BETWEEN DUTCH AND US GAAP

| AS AT 31 DECEMBER 2001 | **2001 €m** | 2000 €m |
|---|---|---|
| Shareholders' funds under Dutch GAAP | **2,392** | 2,448 |
| Impact of US GAAP adjustments to combined financial statements | **294** | 396 |
| Equity dividends not declared in the period | **157** | 140 |
| **Shareholders' funds under US GAAP** | **2,843** | 2,984 |

# Principal operating locations

**Reed Elsevier plc**
25 Victoria Street, London SW1H 0EX, UK
Tel: +44 (0)20 7222 8420
Fax: +44 (0)20 7227 5799

Sara Burgerhartstraat 25
1055 KV Amsterdam
Tel: +31 (0)20 485 2434
Fax: +31 (0)20 618 0325

125 Park Avenue, 23rd Floor
New York, NY 10017, USA
Tel: +1 212 309 5498
Fax: +1 212 309 5480

**Elsevier Reed Finance BV**
Sara Burgerhartstraat 25
1055 KV Amsterdam
Tel: +31 (0)20 485 2434
Fax: +31 (0)20 618 0325

For further information or contact details, please consult our website:
www.reedelsevier.com

**Elsevier Science**
Sara Burgerhartstraat 25
1055 KV Amsterdam, The Netherlands
www.elsevier.nl

**Elsevier Science**
The Boulevard, Langford Lane
Kidlington, Oxford OX5 1GB, UK
www.elsevier.co.uk

**Elsevier Science**
655 Avenue of the Americas
New York, NY10010, USA
www.elsevier.com

**Elsevier Science**
Academic Press
525 B Street, Suite 1900
San Diego, CA 92101-4495, USA
www.apnet.com

**Elsevier Science**
Health Sciences
11830 Westline Industrial Drive
St. Louis, M063146, USA
www.harcourthealth.com

**Elsevier Science**
WB Saunders
Independence Square West
Suite 300, The Curtis Centre
Philadelphia, PA 19106-3399, USA
www.harcourthealth.com

**LexisNexis**
9393 Springboro Pike
Miamisburg, Ohio 45342, USA
www.lexis-nexis.com

**LexisNexis**
Martindale Hubbell
121 Chanlon Road
New Providence, N107974, USA
www.martindale.com

**LexisNexis Butterworths Tolley**
Halsbury House, 35 Chancery Lane
London WC2A 1EL, UK
www.butterworths.co.uk

**Harcourt School Publishers**
6277 Sea Harbor Drive
Orlando
FL 32819, USA
www.harcourtschool.com

**Holt Rinehart and Winston**
10801 N. MoPac Expressway
Building 3, Austin,
Texas 78759-5415, USA
www.hrw.com

**Harcourt Educational Measurement**
**The Psychological Corporation**
19500 Bulverde Road
San Antonio
TX 78259, USA
www.hemweb.com

**Harcourt Supplemental Publishers**
1000 Hart Road
Barrington
Illinois 60010, USA
www.steck-vaughn.com
www.rigby.com

**Reed Educational & Professional Publishing**
Halley Court, Jordan Hill
Oxford OX2 8EJ, UK
www.repp.com

**Cahners Business Information**
345 Hudson Street
New York NY10014-4502, USA
www.cahners.com

**Reed Business Information**
Quadrant House, The Quadrant
Sutton, Surrey SM2 5AS, UK
www.reedbusiness.com

**Elsevier Business Information**
Hanzestraat 1
7006 RH Doetinchem
The Netherlands
www.ebi.nl

**Reed Exhibition Companies**
Oriel House, 26 The Quadrant
Richmond, Surrey TW9 1DL, UK
www.reedexpo.com

**Design:** Corporate Edge www.corporateedge.com
**Print:** Pillans & Wilson Greenaway. ISO14001 accredited

( ∅ ) ( “ ) ( © ) ( * ) ( ∞ )

# ELSEVIER NV

AGENDA

AND

LETTER TO THE SHAREHOLDERS

# AGENDA*

for the Annual General Meeting of the shareholders of Elsevier NV
established in Amsterdam ('the Company')
to be held on Wednesday, 10 April 2002 at 10.30 a.m. at the Hilton Hotel, Apollolaan 138 in Amsterdam

*A more detailed explanation of certain agenda items is given in the attached letter from the Chairman of the Supervisory Board. The term 'Combined Board' as used in this Agenda has the meaning set out in the Articles of Association and refers to the body corporate consisting of all the members of the Executive Board and of the Supervisory Board of the Company*

## 1. Opening

## 2. Documents received

## 3. The Executive Board's report on the Company's affairs and management during the 2001 financial year

The report of the Executive Board is contained in the 2001 Reed Elsevier Annual Report and Financial Statements and the 2001 Reed Elsevier Annual Review and Summary Financial Statements.
An explanation will be given during the meeting.

## 4. Adoption of the 2001 Annual Accounts

The Company's 2001 Annual Accounts are contained on pages 72 to 81 of the 2001 Reed Elsevier Annual Report and Financial Statements and should be read in conjunction with the other information in that document and in the 2001 Reed Elsevier Annual Review and Summary Financial Statements.
Deloitte & Touche, the Company's auditors, have issued an unqualified opinion in respect of the annual accounts.
They will be present during the Meeting.

## 5. Dividend

Subject to adoption of the 2001 annual accounts by the meeting it is proposed by the combined board to declare a 2001 final dividend of € 0.21 per ordinary share of € 0.06 par value.
Taking into account the € 0.09 interim dividend per ordinary share that was paid from 10 September 2001, the proposal implies that the 2001 total dividend shall be € 0.30.
If the meeting adopts the proposal the final dividend will be payable from 13 May 2002 and the ordinary shares will trade ex (final) dividend from 12 April 2002.

## 6. Waiver of claims against the members of the Executive and the Supervisory Board ('Décharge')

In accordance with Article 34.2 of the Articles of Association, the shareholders are requested to waive any claims against the members of the Executive Board in respect of their management and against the members of the Supervisory Board in respect of their supervision during the 2001 financial year, to the extent it concerns matters which have been disclosed in or are evident from the 2001 reports and accounts.

## 7. Appointment of auditors

It is proposed that the company's current external auditors Deloitte & Touche, accountants in Amsterdam, be appointed to audit the Company's 2002 annual accounts, under terms and conditions to be determined by the Combined Board.

## 8. Proposal to adopt English as the official language for the Company's reports and accounts

The Combined Board proposes that the annual general meeting will approve adoption of the English language as the official language for the Company's annual and interim reports and accounts. Reference is also made to item 11 of this Agenda.
An explanation of the reasons for the proposal is given in the letter from the Chairman of the Supervisory Board.

* This agenda and the attachments are a translation from the Dutch language original which will prevail in case of differing interpretations.

## 9. Changes in the Supervisory Board

As per the rotation schedule adopted by the Combined Board, Messrs J.F.Brock and D.G.C. Webster will stand down as members of the Supervisory Board during the meeting. The Combined Board recommends the re-appointment of Mr Brock. Having served as a non executive director on the board of Reed International P.L.C. for ten years, Mr Webster has indicated that he will not be available for re-election. The Combined Board recommends the appointment of Lord Sharman of Redlynch as a member of the Supervisory Board, in succession to Mr Webster.

*The relevant personal details of Mr Brock and of Lord Sharman as referred to in Article 24.5 of the Articles of Association, are set out in Appendix A and are available for inspection at the Company's offices. They are eligible for appointment and are willing to accept appointment.*

## 10. Appointments to the Executive Board

As per the rotation schedule adopted by the Combined Board, Messrs C.H.L. Davis and D.J. Haank will stand down as members of the Executive Board during the meeting. The combined board recommends their re-appointment.

The personal details of Messrs Davis and Haank as referred to in Article 18.3 of the Articles of Association, are set out in the Appendix A and are available for inspection at the Company's offices. They are eligible for appointment and are willing to accept appointment.

## 11. Name change and amendment of the Articles of Association

The Combined Board recommends that the name of the Company be changed into Reed Elsevier NV and that the Articles of Association be amended accordingly. This proposal is made subject to approval by the annual general meeting of the shareholders of Reed International P.L.C. on 9 April 2002 to change the name of that company to Reed Elsevier PLC.
The Combined Board proposes to make a number of other adaptations to the Articles in view of recent and expected changes in the law and developments. If the Meeting adopts the proposal as per agenda item 8, the amendment of the Articles will also include provisions that English will be the official language for the Company's annual and interim reports and accounts.
De amendment proposals furthermore include cancellation of the (minimum and) maximum for the members of the executive and the supervisory boards and dematerialisation of the bearer shares with cancellation of the CF-certificates.
An explanation of the considerations for the proposal to amend the Articles is given in the attached letter of the Chairman of the Supervisory Board.

## 12. Delegation to the Executive Board of the authority to acquire shares in the Company

In accordance with the provisions of Article 12 of the Articles of Association, it is proposed that the Executive Board be granted the authority to re-purchase the Company's own shares, through stock exchange trading or otherwise, during the period ending 30 September 2003, up to the maximum mentioned in the Articles of Association, for a price not exceeding 105% of the average market price of the Company's shares on Euronext Amsterdam during the five business days preceding the date of the purchase. If it concerns R shares, this price shall be calculated on the basis of the market price of the shares in which they can be converted.

## 13. Delegation to the Combined Board of the authority to issue shares, to grant option rights and to restrict pre-emptive rights

In accordance with and within the limits of the provisions of Article 9.2 of the Articles of Association, it is proposed to designate the Combined Board as the body corporate authorised to issue shares in the Company and to grant options in respect of the shares in the Company, provided this authority shall be limited to 10% of the issued and outstanding share capital at the close of trading on 10 April 2002 and during a period which will end on 30 September 2003.

In accordance with and within the limits of the provisions of Article 10.4 of the Articles of Association, it is proposed to designate the Combined Board as the body corporate authorised to restrict or cancel the pre-emptive rights of shareholders at an issue of shares or a grant of options resolved by the Combined Board, for a period which will end on 30 September 2003.

## 14. Other matters

## 15. Close of Meeting

ELSEVIER NV

(established in Amsterdam, Companies Register nr. 33155037)

*Amsterdam, 5 March 2002*

*To the holders of Elsevier NV shares.*

Dear Shareholder,

**ANNUAL GENERAL MEETING ON 10 APRIL 2002**

The Annual General Meeting of the company will be held on Wednesday, 10 April 2002 at 10.30 in the Hilton Hotel in Amsterdam (Route map available at request).

As you will see from the Agenda for the meeting, there are this year, as well as the routine business for the Meeting certain items of special business to be considered at the Meeting, which I will briefly explain.

***English as the official language for the Company's reports and accounts (Item 8)***

Item 8 of the agenda proposes that the Meeting will approve a proposal of the Combined Board[1] that henceforth English will be the official language for the Company's annual and interim reports and accounts.

Since the merger of Elsevier's businesses with those of Reed International P.L.C. whereby Reed Elsevier was created, English has become the working language for most of our businesses. This is a logical development in view of the London based headquarters for the publishing businesses, the international spread of our activities and the listing of our shares not only on the Amsterdam Stock Exchange, but also on the New York Stock Exchange.

The Governing Agreement, in which the arrangements for the merger and the continuing relationship with Reed International P.L.C. are set out, provides that both parent companies will co-ordinate their disclosure policies and to the extent possible the content of announcements and that the companies will adopt the same accounting policies and apply the same accounting practices. In that connection combined annual and interim reports and accounts and joint announcements of results are published. For the purposes of enabling the drafting of these documents for the Reed Elsevier businesses, the Reed Elsevier businesses report their results in English. Preparation of the report and accounts for the Reed Elsevier combined businesses and for the parent companies is therefore first done in the English language. The Dutch version of these documents are translations from English.

Also as the result of the increasingly complex and extensive content of the information to be published in our financial statements and annual accounts, as the result of international and national accounting developments, it is important that there is one official language for the combined financial statements and for Elsevier's and Reed International's reports and accounts, to avoid the possibility of differing interpretations arising between two language versions. Additionally it is increasingly difficult to reconcile the requirements for simultaneous and timely publication of the financial statements of Elsevier and Reed International, with the need for comprehensive and reliable translation. We have struggled with this problem now for many years and we have had to establish that the issue can only be properly solved by adopting English as the official language also of the Elsevier NV report and accounts. This should not present much of a problem for our shareholders, as the majority of them are institutional investors, individuals and companies, with a good understanding of the English language, which will often be their working language. It is for the above reasons that I strongly recommend the proposal.

[1] The Combined Board is the body corporate described in Chapter IX of the Articles of Association, consisting of all the members of the Supervisory Board and of the Executive Board.

A Dutch language version of the report and accounts will continue to be published. The official language for the annual general meeting and other shareholder meetings will continue to be Dutch, subject to simultaneous English translation of presentations for non Dutch attendants, as before.

In this connection I make particular reference to the Articles 362, 391 and 394 of Book 2 of the Dutch Civil Code and to Article 35 of the Articles of Association. A resolution by the general meeting of the shareholders for the use of another than the Dutch language for the report and accounts is required. It is for that reason that this item has been included in the agenda. Item 11 of the agenda proposes changes to the Articles of Association and, subject to approval by the Meeting of the proposal to adopt the English language, the amendment of the Articles would also include amendments to reflect adoption of English as the official language for our reports and accounts. The amendment would mean that also the interim financial statements and announcements would be in English, with if possible a Dutch translation.

***Changes in the Supervisory Board*** *(Item 9)*
This year John Brock and David Webster will retire from the Supervisory Board in accordance with the rotation schedule adopted by the Combined Board. In accordance with the harmonised board principle adopted in 1999, they will simultaneously retire as non executive directors on the Boards of Reed Elsevier plc and Reed International P.L.C.. John Brock has made himself available for re-election, and we recommend his reappointment.

David Webster, however, has informed us that he will not be seeking re-election, in view of the fact that he has already served for more then ten years as a non executive director on the Board of Reed International. His decision is in line with the rule adopted in 1999 that commissarissen/non executive directors should in principle not serve for more than ten years. We are most grateful for the very important contribution which David has made to the development of Reed Elsevier in often difficult years. As Chairman of the Audit Committees David has skilfully dealt with significant and complicated subjects.

We are glad to have found in Lord Sharman of Redlynch a very suitable candidate to succeed David as a member of the Supervisory Board and as a non executive director on the boards of Reed International P.L.C. and Reed Elsevier plc. Lord Sharman was the Chairman of KPMG worldwide, the international accountants, from 1997 to 1999, having spent 33 years with the firm. During that time, he lived and worked in the Netherlands for eight years. He will provide us with the important skills needed also to succeed David Webster as Chairman of the Audit Committee. The Board of Reed International P.L.C. has already appointed Lord Sharman as a director and proposes confirmation thereof at that company's annual general meeting on 9 April 2002.

***Change of names*** *(Item 11)*
This item relates to the adoption of a new corporate name – Reed Elsevier NV. Following harmonisation of the Boards of Elsevier, Reed International and Reed Elsevier plc during 1999, and in recognition of the benefits of this management structure and the equivalence of economic interests. It is now felt that a common corporate name for the three companies will contribute to a further harmonisation of the corporate identity. Accordingly, it is proposed that the company should change its name to Reed Elsevier NV. Similarly, a proposal will be submitted to the forthcoming Annual general Meeting of Reed International P.L.C. on 9 April 2002 to change that company's name to Reed Elsevier PLC. Upon the above changes becoming effective, the operating company that owns the publishing and information businesses, currently named Reed Elsevier plc, will change its name to Reed Elsevier Group plc.

The proposal is conditional on the Annual General Meeting of Reed International P.L.C. on 9 April 2002 approving the proposal to change the name of that company to Reed Elsevier PLC.

***Dematerialisation of bearer shares*** *(Item 11)*
In this connection we also propose the de-materialisation of the bearer shares through an abolishment of the CF-certificates. This means that all shares will be in registered form and that NECIGEF, the Dutch central authority for administration of giro securities trading, will become nominee shareholder on behalf of the holders of the Elsevier shares who are not themselves registered in our shareholders register and will on their behalf administer the trading in the shares and the distributions to shareholders. This proposal has been made possible by recent changes in Dutch law and it is a development strongly recommended by NECIGEF. Other companies listed on Euronext Amsterdam (e.g. ABN AMRO Bank) have already adopted this approach. For shareholders this does not mean any real change as also after the dematerialisation they will hold and will continue to hold their shares on account with their bank in the Netherlands, as is currently the case, and trading of CF certificates does also not result in the physical delivery of shares to the shareholder. For those who are not registered in the shareholders register, the holding of our shares, which is free of costs for shareholders, will remain anonymous

for the company. Not NECIGEF, but the person in whose name shares are held with the bank in the Netherlands, will be entitled to the exercise the rights attaching to the shares.

We believe the de-materialisation of our bearer shares, which is free of costs for shareholders, provides for a more efficient administration of trading in our shares and will reduce costs, such as those resulting from the currently proposed name change, re-denominations etc.

*Other amendments of the Articles of Association (Agenda item 11)*
We believe that it is appropriate that the Company's Articles of Association are now adapted to recent and expected changes in the law and developments.

Furthermore we believe that the current reference (artt. 18.1 and 24.1) to a (minimum and) maximum for the number of members of the Executive Board and for the Supervisory Board, reduces the flexibility of appointments to these boards. The intention to maximise the number of board members was to procure on the one hand the effective functioning of the Combined Board by restricting the number of members and on the other hand to procure that, in line with current thinking about corporate governance in the United Kingdom, there would at all times be a majority of commissarissen/non executive directors in the Combined Board (also members of the Boards of Directors van Reed International and Reed Elsevier plc). However in combination this is already achieved by the current articles 29.2, 31.3, 32.1 and 32.2, together with the provision in articles 18.1 and 24.1 that the Combined Board determines the number of the members of the Executive and the Supervisory Board.

A further explanation of the proposal to change the Articles is given in Appendix B to the Agenda.

*Shareholder Communication Channel*
This is the first time that the Company participates in the Dutch Shareholder Communication Channel, the initiative of the Amsterdam Stock Exchange and Dutch banks, to enable individual distribution of information to holders of bearer shares. This is without doubt an important step towards enhanced shareholder involvement and the development of an effective system of voting by proxy. Holders of bearer shares who have indicated through the intermediary of their banks in the Netherlands that they wish to receive information through the Shareholder Communication Channel, will receive this letter and the documents for the Annual General Meeting on 10 April 2002. They will also receive a proxy form which will enable them to appoint the person named in the proxy to attend the Meeting and vote on their behalf as indicated in the proxy form, subject to timely registration no later than 3 April 2002.

*Recommendation*
We believe that all the proposals to be considered at the Annual General Meeting are in the best interests of the company and the shareholders as a whole. We recommend you to vote in favour of the proposed resolutions.

Yours sincerely

Morris Tabaksblat
Chairman of the Supervisory Board

## APPENDIX A

**Biographical information concerning individuals proposed for appointment to the Supervisory or the Executive Board**

**Lord Sharman of Redlynch** (59)
Lord Sharman was appointed a non-executive director of Reed International P.L.C. and Reed Elsevier plc on 1 January 2002. A resolution will be proposed at the Elsevier NV Annual General Meeting, to be held on 10 April 2002, to appoint Lord Sharman as a member of the Supervisory Board. He will also be proposed for re-election at the Annual General Meeting of Reed International P.L.C., to be held on 9 April 2002. He is a member of the Audit Committee of Reed International P.L.C. and Reed Elsevier plc and will, subject to his appointment by the Elsevier AGM, also be appointed as a member of Elsevier's Audit Committee. Following David Webster's retirement at the forthcoming AGM's, Lord Sharman will assume the Chairmanship of the Audit Committees in succession to Mr Webster.

Lord Sharman is a chartered accountant, having spent 33 years at KPMG, the accounting and professional services firm, before his retirement in 1999. He was Chairman of KPMG Worldwide from 1997 to 1999 having been elected UK Senior Partner in 1994.

He is non-executive chairman of Aegis Group plc and a non-executive director of BG Group plc, AEA Technology plc and Young & Co's Brewery plc.

Lord Sharman has no interest in Elsevier NV shares.

**John Brock, non-executive director** (53)
John Brock was appointed a member of the Supervisory Board of Elsevier NV and a non-executive director of Reed International P.L.C. and Reed Elsevier plc, in April 1999. He is a member of the Reed Elsevier plc Remuneration Committee and Strategy Committee.

Mr Brock is Chief Operating Officer of Cadbury Schweppes plc, having served as a Director of that company since January 1996. He joined Cadbury Beverages North America in 1983. He held a number of senior positions in Beverages Stream prior to his appointment as Managing Director, Beverages Stream in February 1996.

Prior to joining Cadbury Beverages, Mr Brock worked for 11 years with Procter & Gamble Co.

Mr Brock holds no shares in Elsevier NV.

**Crispin Davis, Chief Executive Officer** (52)
Crispin Davis was appointed Chairman of the Executive Board and Chief Executive Officer of Reed Elsevier plc and Reed International P.L.C. in September 1999.

Prior to joining Reed Elsevier, Mr Davis spent five years, from 1994 to 1999, as Chief Executive Officer of Aegis Group Plc. During his tenure at Aegis the group expanded its profile to become a global leader in its sector. From 1990 to 1993 he worked at the Guinness Group plc, where he held the position of main board director and Group Managing Director of United Distillers.

From 1970 to 1990, Mr Davis held a range of positions at Procter & Gamble Co. In 1982 he moved from his role as the company's UK Marketing Director to become Managing Director of Procter & Gamble in Germany. In 1985 he moved to the United States where he became Division Manager for the Foods Division and then, in 1986, became President of the Division in North America.

Mr Davis is a member of the Reed Elsevier plc Strategy Committee and of the Joint Nominations Committee of Elsevier NV and Reed International P.L.C..

In addition to his corporate activities at Reed Elsevier, Mr Davis holds a non-executive position on the Finance Committee of The National Trust, a UK based charity.

Mr Davis holds 81,553 shares in Elsevier NV.

**Derk Haank, Global Chief Executive Officer, Science & Medical Division** (48)
Derk Haank was appointed Chief Executive Officer of Reed Elsevier's Science & Medical Division in 1998. He was appointed a member of Elsevier's Executive Board in April 2000 and he is a Director of Reed Elsevier plc and Reed International P.L.C. since November 1999.

Mr Haank joined Elsevier NV in 1986, starting his career with the company as a publisher with Elsevier Science. He went on to hold various senior management positions at Elsevier, including Chief Executive, Elsevier Science (UK) and Chief Executive, Elsevier Business Press in The Netherlands, going on to be appointed Group Chief Executive of Elsevier Business Information in 1996.

Mr Haank holds 28,880 shares in Elsevier NV.

**Considerations underlying the proposed appointments**
The appointment of Messrs Davis, Haank and Brock are recommended because the Nominations Committee and the Combined Board, having reviewed and being satisfied with the functioning of the individuals in their current positions, believe that it is in the interest of the Company that they continue to serve in such capacities.

The appointment of Lord Sharman is recommended because the Nominations Committee and the Combined Board, having reviewed his credentials in the light of the vacancy arising on the retirement of Mr Webster as a member of the Supervisory Board, believes that Lord Sharman has excellent qualifications to fill the vacancy. In this connection an important consideration has been the need for the appointment also of a successor to Mr Webster as Chairman of the audit committees of the Company, Reed International P.L.C. and Reed Elsevier plc. This called for an individual with broad international experience with financial audit and reporting, risk management and internal control. Such capabilities are not currently available in combination in any of the other commissarissen/non executive directors. In view of his senior functions as a partner and chartered accountant with KPMG world wide, his Dutch experience and UK back ground, and his professional activities, Lord Sharman is most qualified to fill the currency in the Supervisory Board.

## APPENDIX B

*Explanation in respect of agenda item 11/amendment of the Articles of Association*

The proposal from the Combined Board to amend the Articles particularly concerns change of the Company's name (see articles 2.1 and 3), conversion of bearer shares into de-materialised registered shares (see, inter alia, amendment of the articles 1, 4 to 7, 8.1, 16 and 17) and the wish to draft the annual reports and accounts in the English language (see amendment of the articles 35.1 and 35.2). Furthermore the (minimum and) maximum for the number of the members of the Executive Board and the Supervisory Board is abolished (see amendment of the articles 18.1 and 24.1). The opportunity is taken to include certain recent (and proposed) changes in the law (see, inter alia, amendment of the articles 24.4, 24.9 and 43.1). Finally a number of technical changes have been proposed as a result of the re-numbering of the articles and the name change of the Amsterdam stock exchange (see amendment of the articles 35.3 and 46).

A transcript of the of the proposal to amend the Articles can be obtained from the Company's offices in Amsterdam, Sara Burgerhartstraat 25, 1055 KV Amsterdam (tel. +31-20-485 2434; fax +31-20-618 0325) and at the banks mentioned in the call for the Annual General Meeting on 10 April 2002 and furthermore at the offices of Reed Elsevier plc at 25 Victoriastreet, London SW1H 0EX (tel. +44-20-7227 5652; fax +44-20-7227 5659) and of Reed Elsevier Inc. at 125 Park Avenue, New York (tel.+1-212-309 5481; fax +1-212-309 5487).